Registration No. 333-102667

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          PRE-EFFECTIVE AMENDMENT No. 3
                                       to
                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               Eagle Bancorp, Inc.
             (Exact name of registrant as specified in its charter)

                 Maryland                                    52-2061461
         (State or other jurisdiction                     (I.R.S. Employer
    of incorporation or organization)                   Identification Number)

                              7815 Woodmont Avenue
                            Bethesda, Maryland 20814
                                 (301) 986-1800
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

               Ronald D. Paul                               Copies to:
    President and Chief Executive Officer            Noel M. Gruber, Esquire
             Eagle Bancorp, Inc.                     David H. Baris, Esquire
             Chairman, EagleBank                  Kennedy, Baris & Lundy, L.L.P.
            7815 Woodmont Avenue                 4701 Sangamore Road, Suite P-15
          Bethesda, Maryland 20814                   Bethesda, Maryland 20816
               (301) 986-1800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box.                                               [ ]

If the registrant elects to deliver a copy of its latest annual report to securityholders or a complete and legible facsimile thereof, pursuant to item
11(a)(1) of this form, check the following box.                              [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                                [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                          [ ] ____________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                          [ ] ____________

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                              [ ]

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                           [EAGLE BANCORP, INC. LOGO]


                979,591 Shares of Common Stock - $12.25 per share


                          MINIMUM PURCHASE - 100 SHARES


         Eagle Bancorp, Inc. is the holding company for EagleBank, a growing, community oriented commercial bank headquartered in Bethesda, Maryland. Our common stock is traded on the Nasdaq SmallCap Market under the symbol "EGBN". The closing price of the common stock on April 24, 2003 was $13.80 per share.

         We are offering to sell up to 979,591 newly issued shares of our common stock at $12.25 per share. These shares represent approximately 33.8% of the currently outstanding shares. If there is sufficient demand, we may increase the number of shares sold by up to an additional 163,266 shares, representing an additional 5.6% of the currently outstanding shares. This offering is being made without an underwriter, with the limited assistance of a registered broker-dealer, and we are relying on our directors and officers to identify potential subscribers. No broker-dealer or other third party is obligated to purchase any of the shares being offered, or to find purchasers.


AN INVESTMENT IN OUR COMMON STOCK INVOLVES INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. PLEASE CAREFULLY READ THE "RISK FACTORS" BEGINNING ON PAGE 7.

         Once made, subscriptions may not be revoked. There is no minimum number of shares that must be sold in the offering. Until your subscription is accepted, all funds will be placed in an escrow account at Virginia Commerce Bank, Arlington, Virginia. If the offering is not completed, or if any part of your subscription is not accepted, your funds will be promptly returned, without interest. We may accept or reject any subscription at any time prior to the expiration of the offering, or we may elect to defer acceptance or rejection of a subscription until the expiration of the offering, during which time the subscription funds will remain in escrow. Once we accept a subscription, we will have immediate access to the funds related to the subscription. We reserve the right to reject any subscription, in whole or in part, whether or not the offering is oversubscribed, and to allocate shares to subscribers in our sole discretion. If you subscribe for shares through a broker or other nominee, and your broker or nominee does not identify you in the subscription documents, we may not allocate any shares to your subscription, although it is not a requirement of the offering that you identify yourself in order to subscribe.


         The offering will continue until June 27, 2003, unless extended in the discretion of the Board of Directors to a date not later than August 29, 2003. We may terminate the offering at any time.


         Persons subscribing from states other than Maryland, Virginia, the District of Columbia, Pennsylvania, New York, New Jersey, Nevada and Florida must be existing holders of common stock and must be subscribing for additional shares in the same registration or capacity. Exceptions will be made only if an exemption from the registration requirements of applicable state law is available.


         Our directors, executive officers and their related parties have indicated that they intend to subscribe for at least 187,750 shares in the offering, representing approximately 19.2% of the offered shares. These intentions are not commitments and could increase or decrease based upon individual circumstances.


         We refer to documents we have previously filed with the Securities and Exchange Commission for some information about us. You should review these documents, listed at page 23, for additional information.

SHARES OF OUR COMMON STOCK ARE NOT DEPOSITS, SAVINGS ACCOUNTS, OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY. INVESTING IN COMMON STOCK INVOLVES INVESTMENT RISKS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON STOCK OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                  Per Share         Total(1)
                                                 -------------    --------------

Price                                               $12.25         $11,999,990
Underwriting discounts and commissions               None             None
Net proceeds of the offering (before expenses)      $12.25         $11,999,990

(1) Assumes the sale of 979,591 shares. If the number of shares sold is increased to 1,142,857 shares, the net proceeds of the offering before expenses will be $13,999,998.


                 The date of this prospectus is April 25, 2003.

                               TABLE OF CONTENTS

                                                                            Page


Summary......................................................................3
Selected Consolidated Financial Data.........................................6
Risk Factors.................................................................7
Caution About Forward Looking Statements.....................................9
The Offering................................................................10
Use of Proceeds.............................................................15
Dilution....................................................................16
Eagle Bancorp, Inc..........................................................17
Share Ownership of Management and Five Percent Beneficial Owners............19
Market for Common Stock and Dividends.......................................20
Description of Our Capital Stock............................................20
Legal Matters...............................................................23
Experts.....................................................................23
Where You Can Find Additional Information About Eagle Bancorp

       And Documents Included With This Prospectus..........................23
Annual Report on Form 10-K for the year ended December 31, 2002.....Appendix 1

                                     SUMMARY

         This summary presents selected information from this prospectus. You should carefully read this entire document in order to understand this offering. This summary includes page references that direct you to more complete discussions elsewhere in this document.


                                                       THE OFFERING


Shares offered                                 Up to 979,591 shares of common
                                               stock, at $12.25 per share,
                                               representing approximately 33.8%
                                               of the currently outstanding
                                               shares. We may, in our
                                               discretion, increase the number
                                               of shares offered by an
                                               additional 163,266 shares, or an
                                               additional 5.6% of the currently
                                               outstanding shares.


                                               Our common stock is traded on the
                                               Nasdaq SmallCap Market under the
                                               symbol "EGBN".


Offering price                                 $12.25 per share.


Shares outstanding after the offering


       If 979,591 of shares are sold           3,880,065

       If an additional 163,266 shares are     4,043,331
       sold


Minimum Subscription                           The minimum number of shares for
                                               which you may subscribe is 100,
                                               for an investment of $1,225.

No maximum subscription, but we may limit      No maximum subscription has been
any subscription in our discretion,            established. However, we reserve
whether or not the offering is                 the right to reject, in whole or
oversubscribed                                 in part, any subscription,
                                               whether or not there are
                                               available shares, and the right
                                               to determine, in our sole
                                               discretion, the allocation of
                                               shares to subscribers. We will
                                               not issue common stock in the
                                               offering to any person who, in
                                               our opinion, would be required to
                                               obtain prior clearance or
                                               approval from any state or
                                               federal bank regulatory authority
                                               to own or control such shares if,
                                               at the expiration time, clearance
                                               or approval has not been obtained
                                               or any required waiting period
                                               has not expired.


We will have absolute discretion in            We will allocate shares among
determining how many shares will be            subscribers in our discretion,
allocated to subscribers, whether or not       based on any  factors we deem
the offering is oversubscribed                 relevant.

                                               Among the factors we may consider
                                               in determining allocations is a
                                               subscriber's existing share
                                               ownership. In general, existing
                                               share ownership will positively
                                               influence our allocation
                                               decisions, although we reserve
                                               the right to reduce or reject in
                                               whole or in part any subscription
                                               in the offering, and to allocate
                                               no shares to any subscriber,
                                               whether or not the offering is
                                               oversubscribed.


                                               IF YOU WANT SHARES REGISTERED IN
                                               A NAME OTHER THAN YOUR OWN TO BE
                                               CONSIDERED WHEN WE MAKE
                                               ALLOCATIONS OF SHARES IN THE
                                               OFFERING, YOU MUST ADVISE US OF
                                               THE NUMBER OF SHARES YOU OWN IN
                                               ANOTHER NAME OR REGISTRATION, HOW
                                               YOU OWN THEM AND PROVIDE US WITH
                                               APPROPRIATE DOCUMENTATION
                                               SUPPORTING SUCH OWNERSHIP, SUCH
                                               AS A LETTER ON YOUR BANK OR
                                               BROKER'S LETTERHEAD OR A COPY OF
                                               A TRUST DOCUMENT OR RECENT
                                               ACCOUNT STATEMENT SHOWING YOUR
                                               OWNERSHIP. If you send an account
                                               statement, you should thoroughly
                                               cross out any information which
                                               you do not want us to have. If
                                               you do not provide this
                                               information, we may reject your
                                               subscription in the offering or
                                               may allocate fewer shares to you.
                                               IF YOU SUBSCRIBE FOR SHARES
                                               THROUGH A BROKER OR OTHER
                                               NOMINEE, AND YOUR BROKER OR
                                               NOMINEE DOES NOT IDENTIFY YOU IN
                                               THE SUBSCRIPTION DOCUMENTS, WE
                                               MAY NOT ALLOCATE ANY SHARES TO
                                               YOUR SUBSCRIPTION.

                                               While not knowing who a
                                               subscriber is may influence our
                                               decision on whether to allocate
                                               shares, subscribers through
                                               brokers or other nominees are not
                                               required to identify themselves
                                               in order to submit a
                                               subscription. See "The Offering -
                                               Procedure for Subscribing to
                                               Common Stock in the Offering" at
                                               page 11.


Expiration time                                The offering will continue
                                               until July 27, 2003, unless
                                               earlier terminated, or extended
                                               in the discretion of the Board of
                                               Directors to a date not later
                                               than August 29, 2003. See "The
                                               Offering - Expiration Time" at
                                               page 10.


No minimum total offering                      There is no minimum aggregate
                                               number of shares that must be
                                               sold in the offering. We intend
                                               to complete the offering if any
                                               valid subscriptions are received
                                               before the expiration of the
                                               offering, including any
                                               extension, unless it is
                                               terminated by the Board of
                                               Directors.

How to subscribe for shares:                   If you want to participate in the
                                               offering and purchase shares, you
                                               must complete the accompanying
                                               Order Form and send the completed
                                               form, with payment of the
                                               aggregate offering price for the
                                               shares you want to purchase to
                                               Friedman, Billings, Ramsey & Co.,
                                               Inc., the Subscription Agent.

              Subscriptions irrevocable        Once your completed Order Form is
                                               received by the Subscription
                                               Agent, you may not revoke your
                                               subscription. See "The Offering -
                                               Procedure for Subscribing for
                                               Common Stock in the Offering" at
                                               page 11. Your subscription funds
                                               will not be released to us or for
                                               our use or commingled with our
                                               funds unless your subscription is
                                               accepted and shares are to be
                                               issued to you with respect to
                                               your funds.

              Subscription Agent               The name and address of the
                                               Subscription Agent are:

                                               Friedman, Billings, Ramsey &
                                                Co., Inc.
                                               (Eagle Bancorp, Inc.)
                                               1001 Nineteenth Street, North
                                               Arlington, Virginia 22209

              Delivery of Order Forms          Your Order Form and payment must
                                               be received by the Subscription
                                               Agent before the expiration time.
                                               If you use the mail to submit
                                               your Order Form, we recommend
                                               that you use registered mail,
                                               return receipt requested. None of
                                               our directors, officers or
                                               employees are authorized to
                                               receive Order Forms or payment
                                               for shares.


Use of proceeds                                We intend to use the proceeds of
                                               the offering for general
                                               corporate purposes, including for
                                               contribution to EagleBank's
                                               capital, which will enable
                                               EagleBank to continue as a
                                               "well-capitalized" institution as
                                               our assets increase, allow us to
                                               pursue future growth
                                               opportunities through further
                                               expansion of our existing lending
                                               and investment activities, and
                                               possible branch expansion. A
                                               portion of the proceeds of the
                                               offering may be used to repay all
                                               or a portion of our borrowings
                                               under our line of credit. At
                                               April 21, 2003, we owed
                                               approximately $7.0 million under
                                               our line of credit. The proceeds
                                               will also be available for
                                               financing possible acquisitions
                                               of other institutions or for
                                               investments in activities which
                                               are permitted for bank holding
                                               companies and financial holding
                                               companies.


                                               We have no definitive plans for
                                               any additional branches or for
                                               any acquisitions or investments.
                                               See "Use of Proceeds" at page 15.

Intentions of directors, executive officers    Directors and executive officers
and others                                     of Eagle Bancorp and their
                                               related parties have indicated
                                               that they intend to subscribe for
                                               at least 187,750 shares in the
                                               offering. See "The Offering -
                                               Intentions of Directors,
                                               Executive Officers and Others" at
                                               page 14. Our directors and
                                               executive officers currently
                                               beneficially own approximately
                                               11% of the outstanding shares,
                                               and we expect them to own at
                                               least 13% of the shares following
                                               completion of the offering,
                                               assuming 979,591 shares are sold.


Documents incorporated by reference            Important information about us is
                                               incorporated into this prospectus
                                               by reference to documents we have
                                               filed with the Securities and
                                               Exchange Commission. See "Where
                                               You Can Find Additional
                                               Information About Eagle Bancorp
                                               And Documents Included With This
                                               Prospectus" at page 23.

EAGLE BANCORP, INC.
7815 WOODMONT AVENUE
BETHESDA, MARYLAND  20814
(301) 986-1800


         We are a growing, one-bank holding company headquartered in Bethesda, Maryland. We provide general commercial and consumer banking services through our wholly owned banking subsidiary, EagleBank, Bethesda, Maryland. We were organized in October 1997 to be the holding company for EagleBank.

         EagleBank, our primary subsidiary, was organized as an independent, community-oriented, full-service alternative to the superregional financial institutions which dominate our primary market area. The cornerstone of our philosophy is to provide superior, personalized service to our customers. We focus on relationship banking, providing each customer with a number of services, becoming familiar with and addressing customer needs in a proactive, personalized fashion.

         EagleBank was organized and opened for business in July 1998. At December 31, 2002, we had consolidated assets of $347.8 million, deposits of $278.4 million, and shareholders' equity of $20.0 million. See "Selected Consolidated Financial Data" at page 6, and the consolidated financial statements included as a part of this prospectus.

         We offer full commercial banking services to our business and professional clients as well as complete consumer banking services to individuals living and/or working in the service area. We emphasize providing commercial banking services to sole proprietorships, small and medium-sized businesses, partnerships, corporations, non-profit organizations and associations, and investors living and working in and near our primary service area.

         A full range of retail banking services are offered to accommodate the individual needs of both corporate customers as well as the community we serve. These services include the usual deposit functions of commercial banks, including business and personal checking accounts, "NOW" accounts and savings accounts, business, construction, and commercial loans, equipment leasing, residential mortgages and consumer loans and cash management services. We have developed significant expertise and commitment as an SBA lender, have been designated a Preferred Lender, and are one of the largest SBA lenders, in dollar volume, in the Washington metropolitan area.

         EagleBank is a Maryland chartered bank which is a member of the Federal Reserve System, and its deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation.

         Our service areas are Montgomery County, Maryland, and the Washington D.C. metropolitan area. We operate a total of five banking offices in Maryland, located in Bethesda, Gaithersburg, Rockville and two in Silver Spring, Maryland, and one office in the District of Columbia.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following table shows selected historical consolidated financial data for Eagle Bancorp. You should read it together with the historical consolidated financial information contained in the consolidated financial statements for the year ended December 31, 2002 included with and incorporated by reference in this prospectus and with the other information provided in this prospectus. The Company was a development stage company, without significant assets or any operations other than those related to organization, from October 28, 1997 to June 22, 1998, and the Bank did not open for business until July 20, 1998. Therefore, financial information for 1998 does not represent a full year of banking operations.



                                                                          Year Ended December 31,
                                                --------------------------------------------------------------------------
                                                  2002             2001           2000            1999             1998
                                                ---------       ---------       ---------       ---------        ---------
                                                               (dollars in thousands, except per share data)

SELECTED BALANCES - AT PERIOD END
Total assets                                    $ 347,829       $ 236,833       $ 164,082       $ 113,218        $  52,039
Total stockholders' equity                         20,028          17,132          15,522          13,675           14,949
Total loans (net)                                 234,094         180,145         116,576          63,276           19,984
Total deposits                                    278,434         195,688         135,857          90,991           34,631
SUMMARY RESULTS OF OPERATIONS
Interest income                                 $  16,661       $  14,121       $  10,501       $   5,170        $   1,011
Interest expense                                    5,170           5,998           4,549           2,022              277
Net interest income                                11,491           8,123           5,952           3,148              734
Provision for credit losses                           843             979             581             424              164
Net interest income after provision for
credit losses                                      10,648           7,144           5,371           2,724              570
Noninterest income                                  2,160           1,324             351             211               23
Noninterest expense                                 8,583           6,445           4,664           3,786            1,992
Income (loss) before taxes                          4,225           2,023           1,058            (851)          (1,399)
Income tax expense (benefit)                        1,558             269               0               0                0
Net income (loss)                               $   2,667       $   1,754       $   1,058       $    (851)       $  (1,399)
PER SHARE DATA (1)
Net income (loss), basic                        $    0.92       $    0.61       $    0.36       $   (0.29)       $   (0.48)
Net income (loss), diluted                           0.86            0.58            0.36           (0.29)           (0.48)
Book value                                           6.91            5.92            5.38            4.74             5.18
GROWTH AND SIGNIFICANT RATIOS
% Change in net income                              52.05 %         65.78 %           N/M             N/M              N/A
% Change in assets                                  46.87 %         44.34 %         44.92 %        117.56 %            N/A
% Change in net loans                               29.95 %         54.53 %         84.23 %        216.63 %            N/A
% Change in deposits                                42.22 %         44.04 %         49.30 %        162.74 %            N/A
Return on average assets                             0.91 %          0.88 %          0.78 %        (1.07) %          (7.19)%
Return on average equity                            14.51 %         10.56 %          7.41 %        (5.91) %         (17.23)%
Average equity to average assets                     6.28 %          8.36 %         10.40 %         18.22 %          41.73 %
Efficiency ratio (2)                                64.47 %         70.91 %         73.17 %        112.58 %         263.14 %



(1) Adjusted for all years presented giving retroactive effect to the five for four stock split in the form of a 25% stock dividend paid on March 31, 2000, and a seven for five stock split in the form of a 40% stock dividend paid on June 15, 2001.

(2) Computed by dividing noninterest expense by the sum of net interest income on a tax equivalent basis and noninterest income, net of securities gains or losses. This is a non-GAAP financial measure, which we believe provides investors with important information regarding our operational efficiency. Comparison of our efficiency ratio with those of other companies may not be possible, because other companies may calculate the efficiency ratio differently.

                                  RISK FACTORS

         An investment in the common stock involves various risks. You should carefully consider the risk factors listed below. These risk factors may cause our future earnings to be lower or our financial condition to be less favorable than we expect. In addition, other risks of which we are not aware, or which we do not believe are material, may cause our earnings to be lower, or hurt our future financial condition. You should read this section together with the other information in this prospectus.


         ALTHOUGH THE COMMON STOCK IS LISTED ON THE NASDAQ SMALLCAP MARKET, TRADING IN THE COMMON STOCK HAS BEEN SPORADIC AND VOLUME HAS BEEN LIGHT. AS A RESULT, SHAREHOLDERS MAY NOT BE ABLE TO QUICKLY AND EASILY SELL THEIR COMMON STOCK.


         Although our common stock is listed for trading on the Nasdaq SmallCap Market, and a number of brokers offer to make a market in the common stock on a regular basis, trading volume to date has been limited, averaging only approximately 890 shares per day over the past year, and there can be no assurance that an active and liquid market for the common stock will develop. As a result, shareholders may find it difficult to sell a significant number of shares at the prevailing market price.


         NO BROKERAGE FIRM OR INVESTMENT BANK HAS AGREED TO PURCHASE ANY OF THE COMMON STOCK AND WE MAY NOT BE ABLE TO SELL ALL OF THE SHARES WE ARE ATTEMPTING TO SELL IN THE OFFERING. OUR POTENTIAL GROWTH AND PROFITS MAY BE ADVERSELY AFFECTED IF LESS THAN ALL OF THE OFFERED SHARES ARE SOLD.


         We are selling the common stock directly, through the efforts of our directors and executive officers, with the limited assistance of a registered broker-dealer for the purpose of compliance with the securities laws of the jurisdictions in which we are offering the shares. No broker-dealer who assists in the offering has any obligation to purchase, or find purchasers for, any shares of common stock. See "The Offering - Manner of Distribution" at page 13.


         There can be no assurance that any particular number of shares will be sold. If less than all of the shares offered are sold, we will have less capital to fund future operations and growth, which could result in restricted or slower growth, slower expansion of activities, and lower shareholder returns. See "The Offering" at page 10.

         WE HAVE NO CURRENT PLANS TO PAY CASH DIVIDENDS.


         EagleBank is our principal revenue producing operation. As a result, the ability to pay cash dividends to shareholders largely depends on receiving dividends from EagleBank. The amount of dividends that EagleBank may pay is limited by state and federal laws and regulations. Even if we have earnings in an amount sufficient to pay cash dividends, the Board currently intends to retain earnings for the purpose of financing growth. See "Market for Common Stock and Dividends" at page 20.


         MANAGEMENT WILL HAVE BROAD DISCRETION IN ALLOCATING THE PROCEEDS OF THE OFFERING.

         Subject to requirements of safe and sound banking practices and federal law and regulations limiting the activities in which banks and bank holding companies may engage, our management and Board of Directors will have substantial discretion in determining the use of offering proceeds. The discretion of the Board of Directors and management to allocate the proceeds of the offering may result in the use of the proceeds for non-banking activities permitted for bank holding companies or financial holding companies which are not specifically identified in this prospectus.

         CONSUMMATION OF THE OFFERING IS NOT SUBJECT TO THE RECEIPT OF SUBSCRIPTIONS FOR A MINIMUM NUMBER OF SHARES. SUBSCRIBERS WILL BE REQUIRED TO PURCHASE SHARES EVEN IF LESS THAN ALL OF THE SHARES OFFERED ARE SOLD.

         There is no minimum number of shares that must be sold in the offering. Subscribers may not revoke their subscriptions. The offering may be completed even if substantially less than the total number of shares offered is sold. If this happens, our capital would not be increased to the extent it would be if all of the shares being offered were sold. We intend to accept subscriptions even if the offering has not been fully subscribed. See "The Offering" at page 10.

         DIRECTORS AND OFFICERS OF EAGLE BANCORP ARE EXPECTED TO OWN AT LEAST 13% OF THE OUTSTANDING COMMON STOCK AFTER THE OFFERING. DIRECTORS OF EAGLEBANK WHO ARE NOT DIRECTORS OF EAGLE BANCORP CURRENTLY OWN SHARES REPRESENTING APPROXIMATELY 9.5% OF THE OUTSTANDING SHARES, AND MAY PURCHASE ADDITIONAL SHARES IN THE OFFERING. AS A RESULT OF

THEIR COMBINED OWNERSHIP, THEY COULD MAKE IT MORE DIFFICULT TO OBTAIN APPROVAL FOR SOME MATTERS SUBMITTED TO SHAREHOLDER VOTE, INCLUDING ACQUISITIONS. THE RESULTS OF THE VOTE MAY BE CONTRARY TO THE DESIRES OR INTERESTS OF THE PUBLIC SHAREHOLDERS.


         Following completion of the offering, our directors and executive officers and their affiliates and directors of EagleBank will own at least 22.5% of the outstanding common stock, assuming that they purchase shares in the offering as currently expected, assuming the sale of all shares offered, and excluding potential purchases in the offering by directors of EagleBank. These persons may purchase a greater or lesser number of shares than expected in the offering.

         By voting against a proposal submitted to shareholders, the directors and officers, as a group, may be able to make approval more difficult for proposals requiring the vote of shareholders (such as some mergers, share exchanges, asset sales, and amendments to the Articles of Incorporation). See "Share Ownership of Management and Five Percent Beneficial Owners" at page 19, and "Description of Our Capital Stock - Selected Provisions of the Articles of Incorporation and Maryland Law" at page 22.


         OUR LEVEL OF ASSETS AND EARNINGS MAY NOT CONTINUE TO GROW AS RAPIDLY AS THEY HAVE IN THE PAST FEW YEARS.

         Since opening for business in 1998, our asset level has increased rapidly, including a 46.87% increase in 2002. Since 2000, the first full year for which we achieved profitability, our earnings have increased at an average annual rate of 58.91%, including a 52.05% increase in 2002. We cannot assure you that we will continue to achieve comparable results in future years. As our asset size and earnings increase, it may become more difficult to achieve high rates of increase in assets and earnings. Additionally, it may become more difficult to achieve continued improvements in our expense levels and efficiency ratio. We may not be able to immediately invest all of the capital provided by the offering in loans. Investment of the offering proceeds in securities until we are able to deploy the proceeds in loans generally will provide lower margins than we earn on loans, potentially adversely impacting shareholder returns. Further, we may not be able to maintain the relatively low levels of nonperforming assets that we have experienced. Declines in the rate of growth of income or assets, and increases in operating expenses or nonperforming assets may have an adverse impact on the value of the common stock.

         THE BOOK VALUE OF A SHARE OF COMMON STOCK AFTER THE OFFERING WILL BE LOWER THAN THE PRICE PAID FOR SHARES IN THE OFFERING.


         If all 979,591 of the offered shares were sold, the pro forma book value per share at December 31, 2002, would have been $8.25 per share. The post-offering book value would be less than the offering price of $12.25 per share. Investors in the offering would experience dilution of $4.00, or 32.7%, per share, calculated on the basis of the difference between the $12.25 offering price and pro forma book value. See "Dilution" at page 16.


         A SUBSTANTIAL PORTION OF OUR LOANS ARE REAL ESTATE RELATED LOANS IN THE WASHINGTON DC METROPOLITAN AREA, AND SUBSTANTIALLY ALL OF OUR LOANS ARE MADE TO BORROWERS IN THAT AREA. ADVERSE CHANGES IN THE REAL ESTATE MARKET OR ECONOMY IN THIS AREA COULD LEAD TO HIGHER LEVELS OF PROBLEM LOANS AND CHARGE-OFFS, AND ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION.

         We have a substantial amount of loans secured by real estate in the Washington DC metropolitan area as collateral, and substantially all of our loans are to borrowers in that area. At December 31, 2002, 48.5% of our loans were commercial real estate loans and 9.8% were construction and land development loans. Additionally, 27.5% were commercial and industrial loans which are not secured by real estate. These concentrations expose us to the risk that adverse developments in the real estate market, or in the general economic conditions in the metropolitan Washington DC market, could increase the levels of nonperforming loans and charge-offs, and reduce loan demand and deposit growth. In that event, we would likely experience lower earnings or losses. Additionally, if economic conditions in the area deteriorate, or there is significant volatility or weakness in the economy or any significant sector of the area's economy, our ability to develop our business relationships may be diminished, the quality and collectibility of our loans may be adversely affected, the value of collateral may decline and loan demand may be reduced.

                    CAUTION ABOUT FORWARD LOOKING STATEMENTS

         We make forward looking statements in this prospectus that are subject to risks and uncertainties. These forward looking statements include:

         o Statements of goals, intentions, and expectations as to future trends, plans, events, or results of operations and policies and regarding general economic conditions.
         o    Estimates of risks and of future costs and benefits; and
         o    Statements of the ability to achieve financial and other goals.

         In some cases, forward looking statements can be identified by use of words such as "may," "will," "anticipates," "believes," "expects," "intends," "plans," "estimates," "potential," "continue," "could," "should," and similar words or phrases. These forward looking statements are subject to significant uncertainties because they are based upon or are affected by:

         o Management's estimates and projections of interest rates and interest rate policy, competitive factors, and other conditions which by their nature, are not susceptible to accurate forecast future interest rates and other economic conditions;
         o    Future laws and regulations; and
         o    A variety of other matters.

         Because of these uncertainties and the assumptions on which the forward looking statements are based, actual future operations and results in the future may differ materially from those indicated herein. Readers are cautioned against placing undue reliance on any such forward looking statements. We do not undertake to update any forward looking statements to reflect occurrences or events that may not have been anticipated as of the date of such statements. In addition, our past results of operations do not necessarily indicate future results.

                                  THE OFFERING


         Securities Offered. We are offering to sell up to 979,591 newly issued shares of our common stock at $12.25 per share. We reserve the right to increase the number of shares sold in the offering by an additional 163,266 shares, to a total of 1,142,857 shares.

         Minimum Subscription. The minimum number of shares for which you must subscribe is 100, for an investment of $1,225. We may, however, permit smaller subscriptions in our discretion.

         No Minimum Offering. There is no minimum aggregate number of shares that must be sold in the offering. The offering will be completed if any valid subscriptions are received, unless the Board of Directors has terminated the offering in its entirety. While the directors and executive officers of Eagle Bancorp and EagleBank intend to purchase shares in the offering, they are not obligated to purchase any minimum number of shares. See "The Offering - Intentions of Directors, Executive Officers and Others" at page 14.

         Expiration Time. Subscriptions to purchase shares in the offering must be received no later than 5:00 p.m., Bethesda, Maryland time, on Friday, June 27, 2003, unless we terminate the offering earlier or extend it. We may terminate the offering at any time prior to June 27, 2003, or extend the termination date without notice. Under no circumstances will we extend the offering beyond Friday, August 29, 2003 without resoliciting subscriptions. See "The Offering - Procedure for Subscribing to Common Stock" at page 11.


         Allocation of Shares in the Offering. We reserve the right, in the exercise of our sole discretion, to accept or reject, in whole or in part, any subscription in the offering, whether or not the offering is oversubscribed. In making our determinations as to whether to accept a subscription and the number of shares to allocate to any subscriber, we may take into account any factors we deem appropriate, including but not limited to:

         o the subscriber's existing beneficial ownership of shares of our common stock, as reflected on our shareholder list or materials provided to us with the Order Form,
         o the subscriber's status as an employee or customer of Eagle Bancorp or EagleBank,
         o a subscriber's potential to do business with, or to direct customers to, EagleBank,
         o    the order in which subscriptions are received,
         o a subscriber's intentions with respect to the future direction of the company,
         o    our desire to have a broad distribution of stock ownership, and
         o    legal or regulatory restrictions.

We intend to consider the following persons to be beneficial owners of shares:

         o beneficiaries of an IRA, SEP-IRA or other retirement accounts established for an individual, which is a shareholder of record,
         o the settlor and beneficiaries of a revocable trust which is a shareholder of record,
         o the beneficiaries of an irrevocable trust which is a shareholder of record,
         o the non institutional custodian of shares held for the benefit of a minor, and
         o the individual equity owners of closely held corporations, partnerships or other entities.

         IF YOU WANT YOUR BENEFICIAL OWNERSHIP TO BE CONSIDERED WHEN WE ALLOCATE SHARES IN THE OFFERING, YOU MUST ADVISE US OF THE NUMBER OF SHARES YOU BENEFICIALLY OWN, HOW YOU OWN THEM AND PROVIDE US WITH APPROPRIATE DOCUMENTATION SUPPORTING SUCH OWNERSHIP, SUCH AS A LETTER ON YOUR BANK OR BROKER'S LETTERHEAD, APPROPRIATE PAGES OF A TRUST DOCUMENT, AND/OR A COPY OF A RECENT ACCOUNT STATEMENT SHOWING YOUR OWNERSHIP. If you send an account statement, you should thoroughly cross out any information which you do not want us to have. If you do not provide this information, or if we are not satisfied in our sole discretion with the documentation you provide, we may reject your subscription or may allocate fewer shares to you.

         Generally, we will be more likely to allocate shares to existing shareholders, but allocation of shares in the offering is in our sole discretion, and we may allocate shares to non-shareholders when existing shareholders do not receive all or any of the shares they subscribe for, even where all shares are not subscribed for. We will have no liability to any person for failure to permit participation for any reason in the offering, for failure to notify any person about the opportunity to participate, for the failure to allocate a specific number of shares to any person, or incorrect determinations of beneficial ownership or other facts which may affect our allocation determinations. IF YOU SUBSCRIBE FOR SHARES THROUGH A BROKER OR OTHER NOMINEE, AND YOUR BROKER OR NOMINEE DOES NOT IDENTIFY YOU IN THE SUBSCRIPTION DOCUMENTS, WE MAY NOT ALLOCATE ANY SHARES TO YOUR SUBSCRIPTION, HOWEVER, IT IS NOT AN ABSOLUTE REQUIREMENT THAT YOU IDENTIFY YOURSELF IN ORDER TO SUBMIT A SUBSCRIPTION.

         Factors which may cause us not to allocate shares to a subscription include, but are not necessarily limited to:

         o    anonymity of the subscriber;
         o subscribers who management perceives may not have the same goals for Eagle Bancorp and EagleBank as the Board of Directors and shareholders, or who may be disruptive to Eagle Bancorp's development and its business plan; and
         o regulatory approval requirements which are not satisfied at the conclusion of the offering.

As a community banking institution still in our initial years of growth and development, we hope to focus our shareholder base on those who have a connection to and interest in the development of the communities in which we operate. We believe that the best interests of Eagle Bancorp, our shareholders and the communities we serve are best served by having a shareholder base largely comprised of people with a connection with the community, be it a family, residence or business connection. Such shareholders can be a valuable source of business and referrals, and we believe, generally are also more likely to have a long term perspective, enabling us to focus on solid long term growth and profitability. Where we do not know who a subscriber is, or where we perceive that an identified subscriber is not supportive of our community banking principles and long term growth, we may elect not to sell shares to such persons, even though it may mean foregoing additional capital.

PROCEDURE FOR SUBSCRIBING FOR COMMON STOCK IN THE OFFERING

         Order Form. If you want to subscribe for shares in the offering, you must deliver a properly completed and executed Order Form to the Subscription Agent, prior to the expiration time, together with payment in full of the offering price for all shares of common stock for which you wish to subscribe.

         If you want us to consider your existing beneficial ownership of shares not registered in your name in making allocation decisions, you or your broker must provide us with additional information as discussed under the caption "Allocation of Shares in the Offering" at page 10.

         Manner of Payment.  Payment in full must be by:

              (a)     check or bank draft drawn upon a U.S. bank; or
              (b)     postal, telegraphic or express money order,

in either case, payable to "Eagle Bancorp, Inc. Escrow Account";  or

              (c) by wire transfer to an account designated by us. If you wish to make payment by wire transfer, please contact the Subscription Agent for instructions.

         Payment of the offering price will be deemed to have been received only upon:

              (a)     clearance of any uncertified check;
              (b) receipt of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order; or
              (c)     receipt of good funds in the Eagle Bancorp, Inc. Escrow
                      Account.

         If you are paying by uncertified personal check, please note that the check may take at least five business days to clear. If you wish to pay the offering price by means of uncertified personal check, we urge you to make payment sufficiently before the end of the offering to ensure that such payment is received and clears before the end of the offering. All funds received in payment of the subscription price will be deposited in the Eagle Bancorp, Inc. Escrow Account and, until closing of the offering, will be invested at the direction of Eagle Bancorp.

         The address to which subscription agreements and payment of the offering price should be delivered is:

                     Friedman, Billings, Ramsey, & Co., Inc
                              (Eagle Bancorp, Inc.)
                          1001 Nineteenth Street, North
                            Arlington, Virginia 22209

         DELIVERY TO AN ADDRESS OR IN A MANNER OTHER THAN THOSE INDICATED ABOVE DOES NOT CONSTITUTE GOOD DELIVERY TO THE SUBSCRIPTION AGENT. None of our directors, officers or employees is authorized to accept any Order Form or subscription payment.

         If the amount you send with your subscription is insufficient to purchase the number of shares that you indicate are being subscribed for, or if you do not specify the number of shares to be purchased, then we will treat your subscription as one to purchase shares to the full extent of the payment sent. If the amount you send with your subscription exceeds the amount necessary to purchase the number of shares that you indicate are being subscribed for, then we will treat your subscription as one to purchase shares to the full extent of the excess payment sent.

         FAILURE TO INCLUDE THE FULL OFFERING PRICE WITH YOUR ORDER FORM MAY CAUSE US TO REJECT YOUR SUBSCRIPTION.

         The method of delivery of subscription agreements and payment of the offering price will be at your election and risk. If you send your subscription by mail, we recommend that you use registered mail, return receipt requested, and that you allow a sufficient number of days to ensure delivery and clearance of payment prior to the termination date. You will be required to pay the additional postage costs relating to registered mail.

         We will decide all questions concerning the timeliness, validity, form and eligibility of Order Forms received, and our decisions will be final and binding. We may, in our sole discretion, waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported subscription. Order Forms will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. Neither Eagle Bancorp, EagleBank, nor the Subscription Agent or any other broker or dealer participating in the offering, will be under any duty to give a subscriber notice of any defect or irregularity in the submission of Order Forms or incur any liability for failure to give such notification. Neither Eagle Bancorp, EagleBank, nor the Subscription Agent or any other broker or dealer participating in the offering will have any liability or obligation to any person as a result of a decision to not permit a person to participate in the offering or as a result of a decision regarding the allocation of shares or a determination regarding beneficial ownership of shares.

         SUBSCRIPTIONS FOR COMMON STOCK MAY NOT BE REVOKED BY SUBSCRIBERS.

ESCROW ACCOUNT; RELEASE OF FUNDS; NO INTEREST ON SUBSCRIPTION FUNDS

         All funds received in payment of the offering price will be promptly deposited into an escrow account at Virginia Commerce Bank, Arlington, Virginia subject to the control of any two of the Chairman, President and Chief Financial Officer of Eagle Bancorp together with an authorized officer of the Subscription Agent, until acceptance of the subscriptions to which funds relate, rejection of a subscription, or termination of the offering. Funds in the escrow account will be invested in short-term obligations of the United States government, or other investments permitted under SEC rules. Subscription funds will be released to us from the escrow account only upon receipt by the escrow agent of the certification that subscriptions relating to such funds have been accepted and that shares of common stock will be issued to subscribers in respect of such subscriptions. We may elect not to accept any subscriptions until the expiration of the offering period and until we have made all allocation decisions, although we reserve the right to accept any or all subscriptions at any time.

         Subscriptions for common stock that are received by the Subscription Agent may not be revoked. No interest will be paid to subscribers on subscription funds, even if the offering is terminated in its entirety or an individual subscription is rejected. We will keep earnings on funds in the escrow account whether or not the offering is consummated. By submitting a subscription, you will forego interest you otherwise could have earned on the funds for the period during which your funds are held in escrow. We will, however, pay interest to the extent that law, regulation or administrative policy of an investor's state of residence specifically requires in the event that the offering is not completed. Prior to the time the offering is completed or terminated, we will be entitled to request, from time to time, that the escrow agent distribute accrued earnings on the escrowed funds to us for general corporate purposes.

MANNER OF DISTRIBUTION

         The offering is not being underwritten by a broker-dealer or any other person or entity. Our directors and executive officers will have the primary responsibility for identifying prospective subscribers in the offering. These identifications will be based on a director's or officer's preexisting personal knowledge of such persons, or interest which such persons have previously expressed in Eagle Bancorp and its securities as a result of their personal or business relationship with the individual directors or officers. Directors and officers will also answer investor questions about us, to the extent that the broker-dealer we have retained is unable to fully respond to them. None of our directors, executive officers or employees has been authorized by us to make any recommendation as to whether a prospective investor should subscribe for common stock, whether an investment in the common stock is suitable for a prospective investor or to provide any investment advice. None of the directors and executive officers will receive compensation related to their services in connection with the offering.

         We have retained Friedman, Billings, Ramsey & Co., Inc., a registered broker-dealer, to provide limited assistance to us in order to effect sales of shares in compliance with the securities laws of the jurisdictions in which the shares are being offered. To the extent that we seek to offer shares in jurisdictions in which Friedman, Billings is not registered and cannot become registered in a timely fashion, we may effect sales through another registered broker-dealer. Friedman, Billings will receive Order Forms and checks or other instruments in payment of the cost of subscriptions. Executed Order Forms will be promptly forwarded to us. Subscription funds will be forwarded to the escrow agent by noon of the business day following receipt. Neither Friedman, Billings, Ramsey & Co., Inc. nor any other broker-dealer who assists us in the offering, nor any other person, has any obligation to purchase any of the shares being offered. No broker-dealer who assists us in the offering, including Friedman, Billings, will thereby make any independent assessment of the information in this prospectus, or determine the value of the common stock or the reasonableness of the offering price. Friedman, Billings will receive $35,000 for its services in connection with the offering which will be paid only if the offering is completed. Friedman, Billings will also receive reimbursement of its actual out-of-pocket expenses, which are not expected to exceed $10,000, and legal expenses of up to $10,000, whether or not the offering is completed.


         No person is authorized to make statements about Eagle Bancorp unless the information is set forth in this prospectus or the documents included or incorporated in it, or to render investment advice. None of our directors and executive officers is registered as a securities broker or dealer under the federal or applicable state securities laws, other than possible registration under state laws as an issuer dealer pursuant to waivers of examination or other requirements for registration, nor are any of such persons affiliated with any broker or dealer. Because the activities of our directors and executives officers in the offering will be limited, as discussed above, to identifying prospective investors from among their personal contacts and responding to questions about the offering and Eagle Bancorp, they will not receive any compensation related to the sale of securities or for their activities in the offering, they will not provide investment advice or recommendations, and they are not regularly engaged in the offering or sale of securities for the account of others, we do not believe that such persons are in the business of either effecting securities transactions for others or buying and selling securities for their own account. As such, we believe that they are not required to register as brokers or dealers under the federal securities laws. In addition, the proposed activities of such directors and executive officers are generally exempted from registration pursuant to a specific safe-harbor provision under Rule 3a4-1 under the Securities Exchange Act of 1934. One of our directors, Mr. Dworken, may not be eligible for the safe harbor as a result of the court order to which he consented. We do not believe that his limited activities in the offering, which will consist primarily of identifying potential subscribers from his contacts, constitutes the business of effecting securities transactions which would require registration as a broker. Mr. Dworken, like other directors and executive officers, will not solicit persons who are not among his personal and business contacts, and he will not receive any compensation related to the offering. Please refer to "Eagle Bancorp, Inc. - Directors and Executive Officers" at page 17 for additional information. Substantially similar exemptions from registration are available under applicable state securities laws. With respect to New Jersey residents, our directors and officers may only respond to questions regarding our business. They may not respond to questions about the offering, which must be directed to Friedman, Billings, the registered broker dealer assisting us in the offering.


         To the extent that the activities of our directors and executive officers may be deemed to require registration as a "broker", the failure to do so could result in adverse consequences to the individuals involved or Eagle Bancorp. These consequences could include criminal or civil enforcement actions, including monetary fines or penalties, rescission of the sale of securities the sale of which was effected by unregistered brokers, and injunctions against future violations of the securities laws. Monetary penalties or rescission could have a material adverse effect on our financial results and capital position, and an injunction against future violations could make it more difficult or expensive for the us to register or sell our securities, or raise capital, in the future, make it more difficult for a director or officer to participate in our affairs, could require a change of management or directors, or could result in additional regulatory actions from our banking regulators.

DETERMINATION OF OFFERING PRICE

         The offering price has been determined by the Board of Directors. Neither Friedman, Billings nor any other investment bank, broker or dealer participating in the offering has prepared an independent evaluation of the common stock or prepared any opinion or report as to the fairness of the offering price to Eagle Bancorp or its shareholders. In establishing the offering price, the Board of Directors considered various factors that it deemed relevant including among other things:

         o our current financial condition and operating performance as presented in our financial statements,
         o    our regulatory status,
         o    the recent market value of the common stock,
         o the number of shares sought to be issued, o the amount sought to be raised, and
         o the anticipated impact of the offering on the market price of the common stock.

         THIS PROSPECTUS DOES NOT REPRESENT THE EXPRESSION OF AN OPINION OR A RECOMMENDATION BY EAGLE BANCORP, OR BY ITS BOARD OF DIRECTORS OR MANAGEMENT, AS TO WHETHER ANY PERSON SHOULD PURCHASE SHARES IN THE OFFERING, AND THEY HAVE NOT BEEN AUTHORIZED BY EAGLE BANCORP TO RENDER INVESTMENT ADVICE OR RECOMMENDATIONS. ANY DECISION TO INVEST IN THE COMMON STOCK MUST BE MADE BY EACH INVESTOR BASED UPON HIS OR HER OWN EVALUATION OF THE OFFERING IN THE CONTEXT OF HIS OR HER BEST INTERESTS.

INTENTIONS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS


         Our directors and executive officers and their related parties have indicated that they intend to subscribe for at least 187,750 shares of common stock in the offering, representing approximately 19.17% of the shares offered, excluding the oversubscription shares, and that they are purchasing such shares with the intent to hold the shares as an investment. These intentions do not include the intentions of directors of EagleBank, are not commitments, and could change based upon individual circumstances.


REGULATORY LIMITATION

         We will not be required to issue shares of common stock in the offering to any person who, in our judgment, would be required to obtain prior clearance or approval from any state or federal bank regulatory authority to own or control such shares if, at the expiration time, such clearance or approval has not been obtained or any required waiting period has not expired. Our determination as to whether clearance or approval is required will be final and binding.

NONQUALIFIED STATES OR FOREIGN COUNTRIES

         We have made a reasonable effort to comply with the securities laws of all states in the United States in which current shareholders reside. We will not provide subscription materials to any person who resides in any foreign country or in any state of the United States if we determine that compliance with the securities laws of such country or state would be impracticable, and we will not accept any subscriptions from subscribers located in those states or countries. Persons subscribing from states other than Maryland, Virginia, the District of Columbia, Pennsylvania, New York, New Jersey, Nevada and Florida must be existing holders of common stock and must be subscribing for additional shares in the same registration or capacity. Exceptions will be made only if an exemption from the registration requirements of applicable state law is available.

RIGHT TO AMEND OR TERMINATE THE OFFERING

         We expressly reserve the right to amend the terms and conditions of the offering. In the event of a material change to the terms of the offering, such as an extension of the offering period beyond the latest stated expiration date, an increase in the offering price following distribution of a final prospectus, or an increase in the size of the offering of more than 20%, we will file an amendment to the registration statement, of which this prospectus is a part, and may resolicit subscribers. In the event of such a resolicitation, all proceeds received will be returned promptly to any subscriber who does not provide the Subscription Agent with an affirmative reconfirmation of the subscription. We expressly reserve the right, at any time prior to delivery of shares of common stock offered hereby, to terminate the offering if the offering is prohibited by law or regulation or if the Board of Directors concludes, in its sole judgment, that it is not in the best interests of Eagle Bancorp to complete the offering under the circumstances. We may terminate the offering by giving oral or written notice to the Subscription Agent and making a public announcement. If the offering is terminated, all funds received will be promptly refunded, without interest, except that if the offering is not completed we will pay interest to the extent that law, regulation or administrative policy of an investor's state of residence specifically requires.

ISSUANCE OF COMMON STOCK

         Certificates representing shares of common stock purchased in the offering will be delivered to purchasers as soon as practicable after the applicable expiration time and after all prorations and adjustments contemplated by the offering have been effected. No fractional shares will be issued in the offering.

REQUESTS FOR ADDITIONAL INFORMATION


         If you have questions or require additional information concerning the offering contact Friedman, Billings at (703) 312-9693.


                                 USE OF PROCEEDS


         The proceeds of the offering will be available for contribution to the capital of EagleBank, for use in the bank's lending and investment activities and for branch expansion, and for EagleBank's general corporate purposes, for the reduction of the outstanding balance on our line of credit, which was approximately $7.0 million at April 21, 2003, for acquisitions of other institutions or for investments by the holding company in activities which are permitted for bank holding companies or financial holding companies.


         Contribution of capital to EagleBank will strengthen the bank's capital base and enable it to continue to maintain and exceed regulatory capital levels required for well capitalized status as our asset base grows, and will permit continued growth in levels of assets and loans through expansion of its existing lending and investment business and possible further branching or acquisitions. While there can be no assurance, we expect to continue to experience substantial growth, although not necessarily at the rates experienced over the past several years and prior to reaching our current asset level. As our assets increase, our need for capital increases proportionately, and we do not yet expect earnings to fully satisfy our capital needs. At December 31, 2002, EagleBank's total risk weighted capital ratio was 10.4%, slightly above the amount required for well capitalized status. In general, without raising additional capital, a bank can increase asset levels only by ten to twelve times the level of its earnings, depending on the nature of its asset mix. This offering will enable us to additional capital without the out-of-pocket costs, interest rate risk and potential regulatory scrutiny of further borrowings.

         While we are always looking for additional branching opportunities and acquisitions, there are no definitive plans for any additional branches or acquisitions, and there can be no assurance that we will establish additional branches, acquire another institution in whole or in part, or that any new branch or acquisition will be successful or contribute to shareholder value. Although we plan to use the proceeds of the offering for the development and expansion of our existing businesses, or for entering new lines of business permitted for bank holding companies or financial holding companies, including possible investment in real estate investment entities, we have no definitive plans for any particular investments or the use of any particular amount of the proceeds of the offering. Investors will rely on the discretion of our Board of Directors and management in determining the use of proceeds.


         Funds retained by the holding company as working capital will be available for future contribution to EagleBank as its capital needs require. Following reduction of the outstanding balance of the line of credit with proceeds of the offering, we will also be able to draw down the full amount of the line as EagleBank's or Eagle Bancorp's capital needs require. Retention of proceeds of the offering at the holding company level, rather than immediate contribution to EagleBank, is desirable not only in that it will enable us to take advantage of other investment opportunities that may arise, including participations in loans made by EagleBank, but it will prevent EagleBank from being considered overcapitalized, and having low return on equity, relative to its peer banks, during the period from the completion of the offering until the proceeds can be deployed. Such retention can minimize any impact on EagleBank's regulatory ratings and will enable the holding company to act as a source of strength to EagleBank.

         The following table reflects the anticipated allocation of the net proceeds of the offering, after deducting estimated expenses of approximately $200,000. The presentation assumes the sale of 979,591 shares in the offering at $12.25 per share, for gross proceeds of approximately $11,999,990.


                                                                             Percentage of
                                                                  Amount      Proceeds (1)
                                                               ------------- ---------------
Eagle Bancorp

  Net proceeds                                               $   11,799,990            100%
  Reduction of outstanding balance on line of credit              7,000,000          59.32%
  Capital contribution to EagleBank                                       0              0%
  Working capital(2)                                              4,999,990          40.68%

EagleBank
  Proceeds of capital contributions by Eagle Bancorp                      0              0%

(1) Represents, in case of EagleBank, percentage of total net proceeds of offering.

(2) Represents funds available for future contribution to EagleBank, investment in securities, loans, loan participations, for other corporate purposes, or for investment in other lines of business permitted for bank holding companies or financial holding companies.

                                    DILUTION


         Dilution represents the difference between the amount per share paid by purchasers of common stock in the offering and the net tangible book value per share of common stock immediately after the offering. The tangible book value of Eagle Bancorp was $20.0 million at December 31, 2002, or $6.91 per share. After adjusting for the receipt of the net proceeds of the sale of 979,591 shares of common stock in the offering at $12.25 per share, the pro forma book value would be approximately $32.0 million, or $8.25 per share. As the table below shows, this would represent an immediate dilution of $4.00 per share to investors in the offering, based on the difference between pro forma book value and the offering price.

    Offering price per share                                          $   12.25
    Net tangible book value per share before the offering             $    6.91
    Increase in net tangible book value per share attributable to
    the offering                                                      $    1.34
    Pro forma net tangible book value per share after the offering    $    8.25

                                                                        --------

    Dilution to investors in the offering, per share                  $    4.00

                                                                       ========

                               EAGLE BANCORP, INC.

         Eagle Bancorp is a one-bank holding company headquartered in Bethesda, Maryland. We provide general commercial and consumer banking services through our wholly owned banking subsidiary, EagleBank, Bethesda, Maryland. Eagle Bancorp was organized under Maryland law in October 1997 to be the holding company for EagleBank. We were formed by a group of local businessmen and professionals with significant prior experience in community banking in the Metropolitan Washington D.C. market area, together with an experienced community bank senior management team.

         EagleBank was organized and opened for business and became a wholly owned subsidiary of Eagle Bancorp in July 1998. At December 31, 2002, we had consolidated assets of $347.8 million, deposits of $278.4 million, and shareholders' equity of $20.0 million. See "Selected Consolidated Financial Data" at page 6, and the consolidated financial statements included as a part of this prospectus. EagleBank is a Maryland chartered bank which is a member of the Federal Reserve System, and its deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation. As such, EagleBank is subject to supervision, regulation and periodic examination by our primary state and federal regulators, the Maryland Department of Financial Institutions and the Board of Governors of the Federal Reserve System, through the Federal Reserve Bank of Richmond. Eagle Bancorp is also subject to supervision, regulation and examination of the Board of Governors. For additional information on supervision and regulation of Eagle Bancorp and EagleBank, see "Supervision and Regulation" in our Annual Report on Form 10-K for the year ended December 31, 2002, included as part of, and incorporated by reference in, this prospectus.

         EagleBank, our primary subsidiary, was organized as an independent, community-oriented, full-service alternative to the superregional financial institutions which dominate its primary market area. The cornerstone of the our philosophy is to provide superior, personalized service to our customers. We focus on relationship banking, providing each customer with a number of services, becoming familiar with and addressing customer needs in a proactive, personalized fashion.

         EagleBank offers full commercial banking services to its business and professional clients as well as complete consumer banking services to individuals living and/or working in the service area. We emphasize providing commercial banking services to sole proprietorships, small and medium-sized businesses, partnerships, corporations, non-profit organizations and associations, and investors living and working in and near our primary service area. A full range of retail banking services are offered to accommodate the individual needs of both corporate customers as well as the community we serve. These services include the usual deposit functions of commercial banks, including business and personal checking accounts, "NOW" accounts and savings accounts, business, construction, and commercial loans, residential mortgages and consumer loans and cash management services. We are an SBA Preferred Lender, and one of the largest SBA lenders, by dollar volume, in the Washington DC metropolitan area

         EagleBank's primary service area is Montgomery County, Maryland, with a secondary market area in the Washington D.C. metropolitan area, particularly Washington D.C., Prince George's County in Maryland, and Arlington and Fairfax Counties in Virginia. EagleBank operates a total of five banking offices in Bethesda, Gaithersburg, Rockville and Silver Spring, Maryland, and one office in the District of Columbia.

Directors and Executive Officers.

         Set forth below is information concerning our directors and executive officers. Except as otherwise indicated, the occupation listed has been such person's principal occupation for at least the last five years. Except for Mr. Ford, all of the directors of Eagle Bancorp are also directors of EagleBank.

         Leonard L. Abel. Mr. Abel, 76, is Chairman of the Board of Directors of Eagle Bancorp, and has served in that position since its organization. Until retiring in 1993, Mr. Abel was partner-in-charge of the certified public accounting firm of Kershenbaum, Abel, Kernus and Wychulis, Rockville, Maryland with which he served for forty-five years. From October 1996, until resigning in September 1997, Mr. Abel was a member of the Board of Directors of F&M National Corporation (NYSE) and its wholly owned subsidiary, F&M Bank - Allegiance, Bethesda, Maryland, and prior to that time was Chairman of the Board of Allegiance Bank, N.A. (collectively with F&M Bank - Allegiance, "Allegiance") and its holding company Allegiance Banc Corporation, from their organization until their acquisition by

F&M National Corporation ("F&M"). Mr. Abel was also Chairman of the Board of Directors of Central National Bank of Maryland from 1968 until its acquisition in 1986 by Citizens Bank of Maryland (now Sun Trust Banks, Inc.).

         Dudley C. Dworken. Mr. Dworken, 53, has served as a director of Eagle Bancorp since August 1999. Mr. Dworken is the owner of Curtis Chevrolet-Geo, an automobile dealership in Washington, D.C. Mr. Dworken was a Director of Allegiance from 1987 until October 1997, and a director of Allegiance Banc Corporation from 1988 until its acquisition by F&M. In November 1998, Mr. Dworken consented to the entry of an order permanently enjoining him from violation of Section 10(b) of the Securities Exchange Act and Rule 10b-5 under that act. The order was issued in connection with an investigation of him in respect of trading by his uncle in the shares of Allegiance Banc Corporation during the period during which Allegiance Banc Corporation was involved in merger negotiations with F&M. Mr. Dworken is an active member of numerous community, business, charitable and educational institutions in the Washington D.C./Montgomery County area.

         Eugene F. Ford, Sr. Mr. Ford, 73, has served as a director of Eagle Bancorp since its organization. Mr. Ford is engaged in the business of property management and development as Chairman of Mid-City Financial Corporation, an apartment developer, of which he was also president until 1995. He is Chairman of the Community Preservation and Development Corporation, a non-profit organization in the business of preserving public purpose housing complexes and providing social program support for residents thereof. Through his ownership of Mid-City Financial, Mr. Ford is the largest owner of assisted housing units in Maryland and the Washington metropolitan area. Mr. Ford has received numerous awards for his work in the housing development field.

         Ronald D. Paul. Mr. Paul, 47, is President and Vice Chairman of the Board of Directors of Eagle Bancorp and Chairman of the Board of Directors of EagleBank, and has served in such positions since organization. Mr. Paul is President of Ronald D. Paul Companies and RDP Management, which are engaged in the business of real estate development and management activities. Mr. Paul is also active in private investments, including Chairman of Bethesda Investments, Inc., a private venture capital fund. Mr. Paul was a director of Allegiance from 1990 until September 1997, and a director of Allegiance Banc Corporation from 1990 until its acquisition by F&M, including serving as Vice Chairman of the Board of Directors from 1995. Mr. Paul is also active in various charitable organizations, including serving as Vice Chairman of the Board of Directors of the National Kidney Foundation from 1996 to 1997, and its Chairman from 2002 to 2003.

         H. L. Ward. Mr. Ward, 56, has served as a director of Eagle Bancorp since March 1999 and of EagleBank since its organization. Mr. Ward, the President and Chief Executive Officer of EagleBank, was President and Chief Executive Officer of Allegiance from December 1995 to October 1997. Prior to that time he served in various executive lending positions at Allegiance and its former sister bank Prince George's National Bank, including Executive Vice President - Chief Lending Officer, from 1992 to 1995. Mr. Ward has over 31 years of experience in the commercial banking and real estate development and finance industries.

         Thomas D. Murphy. Mr. Murphy, 55, the Executive Vice President - Chief Operating Officer and a director of EagleBank, served at Allegiance from September 1994, including as Executive Vice President and Chief Operating Officer from December 1995 until November 1997. Prior to his service at Allegiance, he served in the same position at First Montgomery Bank from August 1991 until its acquisition by Sandy Spring National Bank of Maryland in December 1993, and he served as a Vice President of that organization until September 1994. Mr. Murphy has 31 years experience in the commercial banking industry.

         Susan G. Riel. Ms. Riel, 53, Executive Vice President - Chief Operations Officer of EagleBank, previously served as Executive Vice President - Chief Operating Officer of Columbia First Bank, FSB from 1989 until that institution's acquisition by First Union Bancorp in 1995. Ms. Riel has over 25 years of experience in the commercial banking industry.

         Wilmer L. Tinley, Jr. Mr. Tinley, 64, Executive Vice President and Chief Financial Officer of Eagle Bancorp and EagleBank since June 1998, operated his own tax, accounting and business services company from 1992 through 1998. Prior to that time, he served as the President and Chief Executive Officer of Montgomery National Bank (later Allegiance) from its organization in 1987 until 1992.

         Martha Foulon-Tonat. Ms. Tonat, 47, Executive Vice President and Chief Lending Officer of EagleBank, served at Allegiance from January 1990 to December 1997. Her duties included being Senior Vice President and Chief Lending Officer. Prior to her service at Allegiance, Ms. Tonat served at various commercial banks in the area. She has over 21 years experience in the commercial banking industry.

ADDITIONAL INFORMATION


         For additional information regarding our business and finances, please refer to the Management's Discussion and Analysis and Consolidated Financial Statements included in the Annual Report on Form 10-K for the year ended December 31, 2002 included as a part of this prospectus, and to the documents listed in "Where You Can Find Additional Information About Eagle Bancorp and Documents Included With This Prospectus" which are incorporated by reference in this prospectus.


        SHARE OWNERSHIP OF MANAGEMENT AND FIVE PERCENT BENEFICIAL OWNERS


         The following table sets forth information as of April 21, 2003 concerning the number and percentage of shares of the common stock beneficially owned by our directors and those executive officers whose compensation is required to be disclosed in our proxy statement, and by all of our directors and executive officers as a group, as well as information regarding each other person known by us to own in excess of five percent of the outstanding common stock. Except as otherwise indicated, all shares are owned directly, and the named person possesses sole voting and sole investment power with respect to all such shares. Except as set forth below, we are not aware of any other person or persons who beneficially own in excess of five percent of the common stock. We are not aware of any arrangement which at a subsequent date may result in a change of control of Eagle Bancorp.


                  NAME                                  POSITION                 NUMBER OF SHARES        PERCENTAGE(1)
------------------------------------------ ------------------------------------ -------------------- --- ---------------
Leonard L. Abel                            Chairman of Board of Eagle Bancorp       130,550(2)               4.43%
                                               and Director of EagleBank

Dudley C. Dworken                             Director of Eagle Bancorp and          56,973(3)               1.96%
                                                        EagleBank

Eugene F. Ford, Sr.                             Director of Eagle Bancorp            61,733(4)               2.12%

Ronald D. Paul                                Vice Chairman, President and          204,684(5)               6.82%
4416 East West Highway                         Treasurer of Eagle Bancorp;
Bethesda, Maryland  20814                    Chairman of Board of EagleBank

H.L. Ward                                     Executive Vice President and           43,550(6)               1.49%
                                               Director of Eagle Bancorp;
                                            President, Chief Executive Officer
                                                and Director of EagleBank

Thomas D. Murphy                             Executive Vice President, Chief         29,050(7)               0.99%
                                            Operating Officer and Director of
                                                        EagleBank

Susan G. Riel                               Executive Vice President, Senior         20,525(8)               0.70%
                                             Operations Officer of EagleBank

Martha Foulon-Tonat                         Executive Vice President - Chief         16,850(9)               0.58%
                                              Lending Officer of EagleBank      --------------------     ---------------

All directors and executive officers of
Eagle Bancorp as a group (9 persons)                                                581,269(10)              18.38%
                                                                                ====================     ===============


(1) Represents percentage of 2,900,474 shares issued and outstanding as of April 21, 2003, except with respect to individuals holding options exercisable within 60 days of that date, in which event, represents percentage of shares issued and outstanding plus the number of shares for which that person holds options exercisable within 60 days of April 21, 2003, and except with respect to all directors and executive officers of Eagle Bancorp and Eagle Bancorp and EagleBank as groups, in which case represents percentage of shares issued and outstanding plus the number of shares for which those persons hold options exercisable within 60 days of April 21, 2003.


(2) Includes warrants to purchase 43,750 shares of common stock. (3) Includes 43,750 shares held in a trust of which Mr. Dworken is beneficiary and options and warrants to purchase 12,851 shares of common stock.
(4) Includes options and warrants to purchase 18,233 shares of Common Stock and 21,875 shares held by Mr. Ford's spouse.
(5) Includes 113,750 shares held in trust for Mr. Paul's children. Includes options to purchase 82,484 shares of common stock.
(6)      Includes options to purchase 30,775 shares of common stock.
(7) Includes options to purchase 27,650 shares of common stock. Also includes 400 shares held by his spouse for their minor child.
(8)      Includes options to purchase 16,150 shares of common stock.
(9)      Includes options to purchase 16,150 shares of common stock.
(10) Includes options and warrants to purchase 262,793 shares of common stock.

                      MARKET FOR COMMON STOCK AND DIVIDENDS


         Market for Common Stock and Dividends. Our common stock is listed for trading on the Nasdaq SmallCap Market under the symbol "EGBN". To date, trading in the common stock has been sporadic and volume has been light. No assurance can be given that an active trading market will develop in the foreseeable future. The following table sets forth the high and low bid prices for the common stock during each calendar quarter during the last two fiscal years, and though March 31, 2003. These quotations reflect interdealer prices, without retail markup, markdown or commission, and may not represent actual transactions. These quotations do not necessarily reflect the intrinsic or market values of the common stock. Prices have been adjusted to reflect a seven for five stock split in the form of a 40% stock dividend paid as of June 15, 2001. As of April 21, 2003, there were 2,900,474 shares of common stock outstanding, held by approximately 943 total beneficial shareholders, including approximately 420 shareholders of record.



                                   2003                         2002                         2001
---------------------     ------------------------    --------------------------    ------------------------
QUARTER                   HIGH BID       LOW BID       HIGH BID        LOW BID      HIGH BID       LOW BID
---------------------     ----------    ----------    -----------     ----------    ----------    ----------
First                      $15.30        $13.42         $16.00         $10.65         $7.14         $5.71

Second                                                  $15.75         $14.55        $11.40         $6.07

Third                                                   $14.55         $11.25        $13.70        $10.26

Fourth                                                  $13.66         $11.66        $12.50         $9.90


         Dividends. We have not paid any cash dividends to date. In March 2000, we effected a five for four stock split in the form of a 25% stock dividend. In June 2001 we effected a seven for five stock split in the form of a 40% stock dividend. The payment of cash dividends will depend largely upon the ability of EagleBank, our sole operating subsidiary, to declare and pay dividends. EagleBank's ability to pay dividends will depend primarily upon its earnings, financial condition, and need for funds, as well as applicable governmental policies. Even if we have earnings in an amount sufficient to pay dividends, the Board of Directors may determine, and it is the present intention of the Board of Directors, to retain earnings for the purpose of funding growth.

         Regulations of the Federal Reserve Board and Maryland law place limits on the amount of dividends EagleBank may pay without prior approval. Prior regulatory approval is required to pay dividends which exceed EagleBank's net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus. State and federal bank regulatory agencies also have authority to prohibit a bank from paying dividends if such payment is deemed to be an unsafe or unsound practice, and the Federal Reserve Board has the same authority over bank holding companies.

         The Federal Reserve Board has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that we may pay in the future. In 1985, the Federal Reserve Board issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve Board expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company's financial health, such as by borrowing. As a depository institution, the deposits of which are insured by the FDIC, EagleBank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC. EagleBank currently is not in default under any of its obligations to the FDIC.

                        DESCRIPTION OF OUR CAPITAL STOCK


         Eagle Bancorp's authorized capital consists of 20,000,000 shares of common stock, $.01 par value, and 1,000,000 shares of undesignated preferred stock, $.01 par value. As of April 21, 2003, there were 2,900,474 shares of common stock outstanding and no shares of preferred stock outstanding. There were also options and warrants to purchase approximately 438,000 shares of common stock outstanding under our 1998 Stock Option Plan, all which were exercisable.


         Common Stock. Holders of common stock are entitled to cast one vote for each share held of record, to receive such dividends as may be declared by the Board of Directors out of legally available funds, and, subject to the rights of any class of stock having preference to the common stock, to share ratably in any distribution of Eagle Bancorp's assets after payment of all debts and other liabilities, upon liquidation, dissolution or winding up. Shareholders do not have cumulative voting rights or preemptive rights or other rights to subscribe for additional shares, and the common stock is not subject to conversion or redemption. The shares of common stock to be issued in this offering will be, when issued, fully paid and non-assessable.

         Preferred Stock. The Board of Directors may, from time to time, by action of a majority, issue shares of the authorized, undesignated preferred stock, in one or more classes or series. In connection with any such issuance, the Board may by resolution determine the designation, voting rights, preferences as to dividends, in liquidation or otherwise, participation, redemption, sinking fund, conversion, dividend or other special rights or powers, and the limitations, qualifications and restrictions of such shares of preferred stock. As of the date hereof, no shares of preferred stock are outstanding.

         The existence of shares of authorized undesignated preferred stock enables us to meet possible contingencies or opportunities in which the issuance of shares of preferred stock may be advisable, such as in the case of acquisition or financing transactions. Having shares of preferred stock available for issuance gives us flexibility in that it would allow us to avoid the expense and delay of calling a meeting of shareholders at the time the contingency or opportunity arises. Any issuance of preferred stock with voting rights or which is convertible into voting shares could adversely affect the voting power of the holders of common stock.

         The existence of authorized shares of preferred stock could have the effect of rendering more difficult or discouraging hostile takeover attempts or of facilitating a negotiated acquisition. Such shares, which may be convertible into shares of common stock, could be issued to shareholders or to a third party in an attempt to frustrate or render a hostile acquisition more expensive.

         Limitations on Payment of Dividends. The payment of dividends by Eagle Bancorp will depend largely upon the ability of EagleBank to declare and pay dividends to Eagle Bancorp, as the principal source of Eagle Bancorp's revenue will be from dividends or interest payments on capital debt securities paid by EagleBank. Dividends will depend primarily upon the bank's earnings, financial condition, and need for funds, as well as applicable governmental policies and regulations. Even where we have earnings in an amount sufficient to pay dividends, the Board of Directors may determine to retain earnings for the purpose of funding growth.

         Regulations of the Federal Reserve and Maryland law place limits on the amount of dividends EagleBank may pay without prior approval. Prior regulatory approval is required to pay dividends which exceed the bank's net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus. Federal bank regulatory agencies also have authority to prohibit a bank from paying dividends if such payment is deemed to be an unsafe or unsound practice, and the Federal Reserve Board has the same authority over bank holding companies.


         The Federal Reserve Board has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as currently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that we may pay in the future. In 1985, the Federal Reserve Board issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve Board expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company's financial health, such as by borrowing. As a depository institution, the deposits of which are insured by the FDIC, EagleBank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC. See "Market for Common Stock and Dividends" at page 20.


SELECTED PROVISIONS OF THE ARTICLES OF INCORPORATION AND MARYLAND LAW

         Consideration of Business Combinations. The Articles of Incorporation provide that where the Board of Directors evaluates any actual or proposed business combination, the Board of Directors shall consider the following factors: the effect of the business combination on the corporation and its subsidiaries, and their respective shareholders, employees, customers and the communities which they serve; the timing of the proposed business combination; the risk that the proposed business combination will not be consummated; the reputation, management capability and performance history of the person proposing the business combination; the current market price of the corporation's capital stock; the relation of the price offered to the current value of the corporation in a freely negotiated transaction and in relation to the directors' estimate of the future value of the corporation and its subsidiaries as an independent entity or entities; tax consequences of the business combination to the corporation and its shareholders; and such other factors deemed by the directors to be relevant. In such considerations, the board of directors may consider all or some of such factors as a whole and may or may not assign relative weights to any of them. The foregoing is not intended as a definitive list of factors to be considered by the board of directors in the discharge of their fiduciary responsibility to the corporation and its shareholders, but rather to guide such consideration and to provide specific authority for the consideration by the board of directors of factors which are not purely economic in nature in light of the circumstances of the corporation and its subsidiaries at the time of such proposed business combination.

         Amendment of the Articles of Incorporation. In general, the Articles of Incorporation may be amended upon the vote of two-thirds of the outstanding shares of capital stock entitled to vote, the standard vote required under Maryland law.

         Restrictions on Business Combinations with Interested Shareholders.
Section 3-602 of the Maryland General Corporation Law ("MGCL"), as in effect on the date hereof, which is applicable to the Bank to the extent that the Financial Institutions provisions of Maryland law do not provide otherwise, imposes conditions and restrictions on certain "business combinations" (including, among other transactions, a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns at least 10% of the corporation's stock (an "interested shareholder"). Unless approved in advance by the board of directors, or otherwise exempted by the statute, such a business combination is prohibited for a period of five years after the most recent date on which the interested shareholder became an interested shareholder. After such five-year period, a business combination with an interested shareholder must be: (a) recommended by the corporation's board of directors, and (b) approved by the affirmative vote of at least (i) 80% of the corporation's outstanding shares entitled to vote and (ii) two-thirds of the outstanding shares entitled to vote which are not held by the interested shareholder with whom the business combination is to be effected, unless, among other things, the corporation's common shareholders receive a "fair price" (as defined by the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for his or her shares. The Articles of Incorporation and Bylaws of the Bank do not include any provisions imposing any special approval requirements for a transaction with a major shareholder, and they do not opt out from the operation of Section 3-602.

         Control Share Acquisition Statute. Under the MGCL's control share acquisition law, as in effect on the date hereof, voting rights of shares of stock of a Maryland corporation acquired by an acquiring person at ownership levels of 10%, 33-1/3% and 50% of the outstanding shares are denied unless conferred by a special shareholder vote of two-thirds of the outstanding shares held by persons other than the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's charter or bylaws permit the acquisition of such shares prior to the acquiring person's acquisition thereof. Unless a corporation's charter or bylaws provide otherwise, the statute permits such corporation to redeem the acquired shares at "fair value" if the voting rights are not approved or if the acquiring person does not deliver a "control share acquisition statement" to the corporation on or before the tenth day after the control share acquisition. The acquiring person may call a shareholder's meeting to consider authorizing voting rights for control shares subject to meeting disclosure obligations and payment of costs set out in the statute. If voting rights are approved for more than fifty percent of the outstanding stock, objecting shareholders may have their shares appraised and repurchased by the corporation for cash. The Articles of Incorporation and Bylaws of the Bank do not include any provisions restricting the voting ability of major shareholders, and do not opt out from the operation of the control share acquisition law.

                                  LEGAL MATTERS

         The validity of the shares offered hereby and selected other legal matters in connection with the offering will be passed upon for Eagle Bancorp by the law firm of Kennedy, Baris & Lundy, L.L.P., Bethesda, Maryland. Members of Kennedy, Baris and Lundy, L.L.P. own an aggregate of approximately 3,500 shares of common stock.

                                     EXPERTS

         The consolidated financial statements at December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 incorporated by reference in this prospectus have been audited by Stegman & Company, independent auditors, as stated in their reports, incorporated by reference herein, and have been incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

          WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT EAGLE BANCORP
                   AND DOCUMENTS INCLUDED WITH THIS PROSPECTUS

         This prospectus includes and is being delivered with copies of Eagle Bancorp's Annual Report on Form 10-K for the year ended December 31, 2002.

         Eagle Bancorp files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a World Wide Web site on the Internet at "http://www.sec.gov" that contains reports, proxy and information statements, and other information regarding companies, including Eagle Bancorp, that file electronically with the SEC.

         We have filed a Registration Statement on Form S-2 to register the common stock to be sold in the offering. This prospectus is a part of that Registration Statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to that Registration Statement. SEC regulations allow us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this prospectus. Information incorporated by reference from earlier documents is superceded by information that has been incorporated by reference from more recent documents.

         This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (file no. 0-25923).

         (1) Annual Report on Form 10-K for the year ended December 31, 2002, including the information appearing under the following captions in our Proxy Statement for the Annual Meeting of Stockholders held on May 20, 2003:

                 "Voting Securities and Principal Shareholders";
                 "Election of Directors";
                 "Executive Compensation";
                 "Executive Officers Who Are Not Directors";
                 "Certain Relationships and Related Transactions"; and "Compliance with Section 16(a) of the Securities Exchange Act of 1934";


         (2) Annual Report to Shareholders for the year ended December 31, 2002; and

         (3)  Current Report on Form 8-K filed April 15, 2003.


         Also incorporated by reference are additional documents that we may file with the SEC after the date of this prospectus and before the termination of the offering. These additional documents will be deemed to be incorporated by reference, and to be a part of, this prospectus from the date of their filing. These documents include proxy statements and periodic reports, such as Annual Reports on Form 10-K , Quarterly Reports on Form 10-Q , and to the extent they are considered filed, Current Reports on Form 8-K. Information contained in later filed documents will supersede information in earlier filed documents, to the extent that they are inconsistent.

         You can obtain any of the documents incorporated by reference from us, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from Eagle Bancorp without charge, including any exhibits specifically incorporated by reference therein. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from:

         Wilmer L. Tinley, Chief Financial Officer
         Eagle Bancorp, Inc.
         7815 Woodmont Avenue
         Bethesda, Maryland 20814
         Telephone (301) 986-1800


         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This prospectus is dated April 25, 2003. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

                                   Appendix 1

                               Eagle Bancorp, Inc.

                           Annual Report on Form 10-K
                               for the year ended
                                December 31, 2002

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

         Eagle Bancorp, Inc. (the "Company") was incorporated under the laws of the State of Maryland on October 28, 1997, to serve as the bank holding company for a newly formed Maryland chartered commercial bank. The Company was formed by a group of local businessmen and professionals with significant prior experience in community banking in the Company's market area, together with an experienced community bank senior management team. EagleBank, a Maryland chartered commercial bank which is a member of the Federal Reserve System, the Company's sole subsidiary, was chartered as a bank and commenced banking operations on July 20, 1998. The Bank operates from five southern Montgomery County offices located in Gaithersburg, Rockville, Bethesda and Silver Spring, Maryland. A sixth location is located in the District of Columbia, at 20th and K Streets, NW.

         The Bank operates as a community bank alternative to the superregional financial institutions which dominate its primary market area. The cornerstone of the Bank's philosophy is to provide superior, personalized service to its customers. The Bank focuses on relationship banking, providing each customer with a number of services, familiarizing itself with, and addressing itself to, customer needs in a proactive, personalized fashion.

         Description of Services. The Bank offers full commercial banking services to its business and professional clients as well as complete consumer banking services to individuals living and/or working in the service area. The Bank emphasizes providing commercial banking services to sole proprietorships, small and medium-sized businesses, partnerships, corporations, non-profit organizations and associations, and investors living and working in and near the Bank's primary service area. A full range of retail banking services are offered to accommodate the individual needs of both corporate customers as well as the community the Bank serves.

         The Bank has developed a loan portfolio consisting primarily of business loans with variable rates and/or short maturities where the cash flow of the borrower is the principal source of debt service with a secondary emphasis on collateral. Real estate loans are made generally for commercial purposes and are structured using fixed rates which adjust in three to five years, with maturities of five to ten years. Consumer loans are made on the traditional installment basis for a variety of purposes. The Bank has developed significant expertise and commitment as an SBA lender, has been designated a Preferred Lender, and is one of the largest SBA lenders, in dollar volume, in the Washington metropolitan area.

         All new business customers are screened to determine, in advance, their credit qualifications and history. This practice permits the Bank to respond quickly to credit requests as they arise.

         In general, the Bank offers the following credit services:

         1) Commercial loans for business purposes including working capital, equipment purchases, real estate, lines of credit, and government contract financing. Asset based lending and accounts receivable financing are available on a selective basis.

         2) Real estate loans, including construction loan financing, for business and investment purposes.

         3)       Lease financing for business equipment.

         4) Traditional general purpose consumer installment loans including automobile and personal loans. In addition, the Bank offers personal lines of credit.

         5)       Credit card services are offered through an outside vendor.

         The direct lending activities in which the Bank engages each carries the risk that the borrowers will be unable to perform on their obligations. As such, interest rate policies of the Federal Reserve Board and general economic conditions, nationally and in the Bank's primary market area have a significant impact on the Bank's and the Company's results of operations. To the extent that economic conditions deteriorate, business and individual borrowers may be less able to meet their obligations to the Bank in full, in a timely manner, resulting in decreased earnings or losses to the Bank. To the extent the Bank makes fixed rate loans, general increases in interest rates will tend to reduce the Bank's spread as the interest rates the Bank must pay for deposits increase while interest income is flat. Economic conditions and interest rates may also adversely affect the value of property pledged as security for loans.

         The Bank constantly strives to mitigate risks in the event of unforeseen threats to the loan portfolio as a results of economic downturn or other negative influences. Our plans for mitigating inherent risks in managing loan assets including; carefully enforcing loan policies and procedures, evaluating each borrower's business plan during the underwriting process, identifying and monitoring primary and alternative sources for repayment, and obtaining collateral to minimize losses in the event of liquidation. Specific loan reserves will be used to increase overall reserves based upon increased credit and/or collateral risks on an individual loan bases. A risk rating system is used to proactively determine loss exposure and provide a measuring system for setting general and specific reserves allocations.

         The Bank attempts to further mitigate commercial term loan losses by using loan guarantee programs offered by the United States Small Business Administration (SBA). The Bank has been approved for the SBA's preferred lender program (PLP). SBA loans made using PLP by the Bank are not subject to SBA preapproval. However, the Bank is very selective of these types of loans because of the greater responsibility of acting as agents for the SBA.

         The composition of the Bank's loan portfolio is heavily commercial real estate, both owner occupied and investment real estate. At December 31, 2002, commercial real estate secured loans represented 48.5% of the loan portfolio. These loans are carefully underwritten to mitigate lending risks typical of this type of loan such as drops in real estate values, changes in cash flow and general economic conditions. The Bank requires a loan to values of 80% and cash flow debt service of 1.2x to 1.0. In making commercial mortgage loans, the Bank requires that interest rates adjust not less frequently than five years and generally seeks more frequent adjustments. To date, the Bank's experience with this type of credit has been excellent and it has experienced no commercial mortgage loan losses or accounts that have been as much as ninety days past due.

         The Bank is also an active general commercial loan lender providing loans for a large variety of typical commercial loan purposes, including equipment and account receivable financing. This category represents approximately 27% of the loan portfolio and is generally characterized by variably priced loans tied to an index such as prime or U. S. Treasury borrowing rates. Subject to limitations in a particular loan agreement, interest rates on variable rate loans change at the same time and at the some rate as the designated index changes. As do all loans in the portfolio, commercial loans must meet high underwriting standards with proper collateral, which may include real estate, and cash flow needed to service the debt. Personal guarantees of promoters and/or principals are required, although, may be limited. A growing segment of the commercial loan portfolio is SBA loans.

         In making SBA loans, the Company assumes the risk of nonpayment on the uninsured portion of the credit, which comprises 20-25% of the aggregate loan amount. The Company generally sells the insured portion of the loan. SBA loans are subject to the same high underwriting standards, including cash flow analyses and collateral requirements, as non guaranteed loans.

         The balance of the loan portfolio is made up of home equity loans and other consumer loans and construction loans. These loans, while making up a smaller portion of the loan portfolio, demand the same emphasis on underwriting and credit decision processes as the other types of loans advanced by the Bank.

         The Bank at December 31, 2002, had a legal lending limit of $4 million and had customers who had been approved for aggregate loans of this amount. Because of the legal lending limitation, the Bank has regularly participated out portions of credits to other area banks, an accepted practice in the industry. The Bank has also participated loans to the Company. These have generally been in nominal amounts and for relatively short terms, either until the Bank could accommodate the participation under its legal limit or the loan could be participated to another lender. The ability of the Company to assist the Bank with these credits has expanded the flexibility and service the Bank can offer its customers. From time to time the Company may make loans for its portfolio. Such loans, which may be made to accommodate borrowers at the Bank level, may have higher risk characteristics than loans made by the Bank, such as lower priority security interests. The Company will generally make such loans only to borrowers in industries where the Company's directors or lending officers have significant expertise, such as real estate development lending. The Company seeks interest rates and compensation commensurate with the risks involved in the particular loan.

         Deposit services include business and personal checking accounts, NOW accounts, and a tiered savings/Money Market Account basing the payment of interest on balances on deposit. Certificates of Deposits are offered using a tiered rate structure and various maturities. The acceptance of brokered deposits is not a part of the current strategy, however, regulators require one deposit relationship to be classified as a brokered deposit which management considers a core deposit relationship with a well known party. A complete IRA program is available. In cooperation with Goldman Sachs Asset Management, the bank has introduced Eagle Asset Management Account, a sophisticated cash management checking account that works like an investment account.

         Other services for business accounts include cash management services such as PC banking, sweep accounts, repurchase agreements, lock box, and account reconciliation, credit card depository, safety deposit boxes and Automated Clearing House origination. After hours depositories and ATM service are also available. EagleCaptial was introduced during 2000, as a full service commercial loan brokerage/placement. EagleCapital can place a variety of long-term, favorably priced commercial mortgages. In addition, EagleCapital can provide companion or mezzanine financing for such purposes as hard construction, tenant improvements or bridge financing. EagleLeasing was also introduced in 2000, to provide lease financing to small businesses for a variety of equipment acquisitions.

         Investment Portfolio Management, The ALCO Committee of the Bank which, consists of thirteen directors and two senior officers, operates within investment and funds management policies established by it and approved by the Board of Directors. The Committee is the prime steering force setting parameters for management while providing flexibility to meet changing circumstances between its monthly meetings. Management, on a daily basis, administers the investment portfolio and other non-lending, earning assets and prepares reports and recommendations for the Committee. A typical Committee meeting includes discussion of current economic conditions, interest rate expectations, report reviews and consideration of recommendations for modification in strategies and specific investment issues.

         The investment policy limits the Company to investments of the highest quality, US Treasury securities, US Government agency securities and high grade municipal securities. High risk investments, derivatives and non traditional investments are prohibited. Investment maturities are limited to seven years, except as specifically approved by ALCO, and mortgage backed pass through securities with average lives of generally seven years or less. The funds management policy establishes limits on overnight funds purchases and sales, percentage of holdings of various securities, investments in bank deposits and other asset and liability instruments.

         During 2002, the Committee expanded eligible investments to include bank certificates of deposits of $100 thousand or less, except CDs issued by significant regional banks which can be purchased in amounts up to $500 thousand. The addition of this investment vehicle provided additional yield and flexibility to the portfolio.

         During the past year and one-half, the investment strategy has been to stay short expecting that interest rates would rise and to improve yields by using mortgage backed pass through securities of short, generally fifteen year final maturities, where repricing opportunities are provided by monthly cash flow.

         When rates do begin to rise the committee will invest with the rise in rates improving income opportunities from maturities and cash flow of the portfolio. When the expectation is for rates to peak, following the next increase in rates, the Committee will explore the advisability of extending maturities to accumulate a volume of higher earning investments.

         Source of Business. Management believes that the market segments which the Bank targets, small to medium sized businesses and the consumer base of the Bank's market area, demand the convenience and personal service that a smaller, independent financial institution such as the Bank can offer. It is these themes of convenience and personal service that form the basis for the Bank's business development strategies. The Bank provides services from its strategically located main office in Bethesda, Maryland, and branches in Gaithersburg, Rockville and two locations in Silver Spring. The Bank opened a branch in NW, Washington, DC in 2001, to complement the needs of the Bank's existing and potential customers, and provide prospects for additional growth and expansion. Subject to obtaining necessary regulatory approvals, capital adequacy, the identification of appropriate sites, then current business demand and other factors, the Company plans for the Bank to establish additional branch offices over the next two years. There can be no assurance that the Bank will establish any additional branches or that they will be profitable.

         The Bank has capitalized upon the extensive business and personal contacts and relationships of its Directors and Executive Officers to establish the Bank's initial customer base. To introduce new customers to the Bank, reliance is placed on aggressive officer-originated calling programs and director, customer and shareholder referrals.

         The risk of nonpayment (or deferred payment) of loans is inherent in commercial banking. The Bank's marketing focus on small to medium-sized businesses may result in the assumption by the Bank of certain lending risks that are different from those attendant to loans to larger companies. Management of the Bank carefully evaluates all loan applications and attempts to minimize its credit risk exposure by use of thorough loan application, approval and monitoring procedures; however, there can be no assurance that such procedures can significantly reduce such lending risks.

         In addition to holding all of the capital stock of the Bank, the Company holds investments in securities and loan participation purchased from the Bank or other financial institutions.

EMPLOYEES

         At February 28, 2003 the Bank employed 81 persons on a full time basis, five of which are executive officers of the Bank. Except for the Chairman of the Board of Directors and the President of the Company, the Company (as distinguished from the Bank) does not have any employees or officers who are not employees or officers of the Bank. None of the Bank's employees are represented by any collective bargaining group, and the Bank believes that its employee relations are good. The Bank provides a benefit program which includes health and dental insurance, a 401k plan, life and long term disability insurance for substantially all full time employees. The Company has proposed for shareholder approval an incentive stock option plan for key employees of the Company and Bank.

MARKET AREA AND COMPETITION

         Location and Market Area. The Bank's main office and the headquarters of the Company and the Bank is located at 7815 Woodmont Avenue, Bethesda, Maryland 20814. The Bank has five branches, located at 110 North Washington Street, Rockville, 8677 Georgia Avenue, 850 Sligo Avenue, Silver Spring, Shady Grove and Blackwood Roads, Gaithersburg, Maryland, and 20th and K Streets, NW, Washington, DC.

         The primary service area of the Bank is Montgomery County, Maryland, with a secondary market area in the Washington D.C. RMA, particularly Washington D.C., Prince George's County in Maryland, and Arlington and Fairfax Counties in Virginia. The Washington, D.C. area attracts a substantial federal workforce as well as supporting a variety of support industries such as attorneys, lobbyists, government contractors, real estate developers and investors, non-profit organizations, tourism and consultants.

         Montgomery County, with a total population of about 881,000, represents the second largest suburban employment center in the Washington, D.C. area, with approximately 444,634 jobs in 2001, and an unemployment rate below the national average. While government employment provides a significant number of jobs, approximately 82% of the jobs in the county involve private employers. In 2001, there are 80,500 private sector high technology jobs in Montgomery county, which is 22% of all private sector jobs in the county. Almost half of the county's employment is located in the Bethesda, Rockville, North Bethesda area in which the Bank has three branch locations. Much of the job growth and development is located in that area and in the nearby I-270 technology corridor.

         Montgomery County is home to nineteen major federal and private sector research and development and regulatory agencies, including the National Institute of Standards and Technology, the National Institutes of Health, National Oceanic and Atmospheric Administration, Naval Research and Development Center, Naval Surface Warfare Center, Nuclear Regulatory Commission and the Food and Drug Administration.

         Montgomery County leads the State of Maryland and the nation's ten largest metropolitan areas in high technology employment. Over fifty percent of Maryland's biotechnology firms are located in the county.

         Household income for Montgomery County in 2000 was established at $125,090 compared to a national average for similar counties of $67,090. Per capita income of $46,450 similarly exceeded the national average of $22,851.

         Competition. Deregulation of financial institutions and holding company acquisitions of banks across state lines has resulted in widespread, fundamental changes in the financial services industry. This transformation, although occurring nationwide, is particularly intense in the greater Washington, D.C. metropolitan area because of the changes in the area's economic base in recent years and changing state laws authorizing interstate mergers and acquisitions of banks, and the interstate establishment or acquisition of branches.

         In Montgomery County, Maryland, competition is exceptionally keen from large banking institutions headquartered outside of Maryland. In addition, the Bank competes with other community banks, savings and loan associations, credit unions, mortgage companies, finance companies and others providing financial services. Among the advantages that many of these institutions have over the Bank are their abilities to finance extensive advertising campaigns, maintain extensive branch networks and technology investments, and to directly offer certain services, such as international banking and trust services, which are not offered directly by the Bank. Further, the greater capitalization of the larger institutions allows for substantially higher lending limits than the Bank. Certain of these competitors have other advantages, such as tax exemption in the case of credit unions, and lesser regulation in the case of mortgage companies and finance companies.

REGULATION

         The following summaries of statutes and regulations affecting bank holding companies do not purport to be complete discussions of all aspects of such statutes and regulations and are qualified in their entirety by reference to the full text thereof.

         The Company. The Company is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, (the "Act") and is subject to supervision by the Federal Reserve Board. As a bank holding company, the Company is required to file with the Federal Reserve Board an annual report and such other additional information as the Federal Reserve Board may require pursuant to the Act. The Federal Reserve Board may also make examinations of the Company and each of its subsidiaries.

         The Act requires approval of the Federal Reserve Board for, among other things, the acquisition by a proposed bank holding company of control of more than five percent (5%) of the voting shares, or substantially all the assets, of any bank or the merger or consolidation by a bank holding company with another bank holding company. The Act also generally permits the acquisition by a bank holding company of control or substantially all the assets of any bank located in a state other than the home state of the bank holding company, except where the bank has not been in existence for the minimum period of time required by state law, but if the bank is at least 5 years old, the Federal Reserve Board may approve the acquisition.

         With certain limited exceptions, a bank holding company is prohibited from acquiring control of any voting shares of any company which is not a bank or bank holding company and from engaging directly or indirectly in any activity other than banking or managing or controlling banks or furnishing services to or performing service for its authorized subsidiaries. A bank holding company may, however, engage in or acquire an interest in, a company that engages in activities which the Federal Reserve Board has determined by order or regulation to be so closely related to banking or managing or controlling banks as to be properly incident thereto. In making such a determination, the Federal Reserve Board is required to consider whether the performance of such activities can reasonably be expected to produce benefits to the public, such as convenience, increased competition or gains in efficiency, which outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve Board is also empowered to differentiate between activities commenced de novo and activities commenced by the acquisition, in whole or in part, of a going concern. Some of the activities that the Federal Reserve Board has determined by regulation to be closely related to banking include making or servicing loans, performing certain data processing services, acting as a fiduciary or investment or financial advisor, and making investments in corporations or projects designed primarily to promote community welfare.

         Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or any of its subsidiaries, or investments in the stock or other securities thereof, and on the taking of such stock or securities as collateral for loans to any borrower. Further, a holding company and any subsidiary bank are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit. A subsidiary bank may not extend credit, lease or sell property, or furnish any services, or fix or vary the consideration for any of the foregoing on the condition that: (i) the customer obtain or provide some additional credit, property or services from or to such bank other than a loan, discount, deposit or trust service; (ii) the customer obtain or provide some additional credit, property or service from or to the Company or any other subsidiary of the Company; or (iii) the customer not obtain some other credit, property or service from competitors, except for reasonable requirements to assure the soundness of credit extended.

         Effective on March 11, 2000, the Gramm Leach-Bliley Act of 1999 (the "GLB Act") allows a bank holding company or other company to certify status as a financial holding company, which allows such company to engage in activities that are financial in nature, that are incidental to such activities, or are complementary to such activities. The GLB Act enumerates certain activities that are deemed financial in nature, such as underwriting insurance or acting as an insurance principal, agent or broker, underwriting, dealing in or making markets in securities, and engaging in merchant banking under certain restrictions. It also authorizes the Federal Reserve Board to determine by regulation what other activities are financial in nature, or incidental or complementary thereto. The GLB Act allows a wider array of companies to own banks, which could result in companies with resources substantially in excess of the Company's entering into competition with the Company and the Bank.

         The Bank. The Bank, as a Maryland chartered commercial bank which is a member of the Federal Reserve System (a "state member bank") and whose accounts will be insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum legal limits of the FDIC, is subject to regulation, supervision and regular examination by the Maryland Department of Financial Institutions and the Federal Reserve Board. The regulations of these various agencies govern most aspects of the Bank's business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowing, dividends and location and number of branch offices. The laws and regulations governing the Bank generally have been promulgated to protect depositors and the deposit insurance funds, and not for the purpose of protecting stockholders.

         Competition among commercial banks, savings and loan associations, and credit unions has increased following enactment of legislation which greatly expanded the ability of banks and bank holding companies to engage in interstate banking or acquisition activities. As a result of federal and state legislation, banks in the Washington D.C./Maryland/Virginia area can, subject to limited restrictions, acquire or merge with a bank in another of the jurisdictions, and can branch de novo in any of the jurisdictions. Additionally, legislation has been proposed which may result in non-banking companies being authorized to own banks, which could result in companies with resources substantially in excess of the Company's entering into competition with the Company and the Bank.

         Banking is a business which depends on interest rate differentials. In general, the differences between the interest paid by a bank on its deposits and its other borrowings and the interest received by a bank on loans extended to its customers and securities held in its investment portfolio constitute the major portion of the bank's earnings. Thus, the earnings and growth of the Bank will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board, which regulates the supply of money through various means including open market dealings in United States government securities. The nature and timing of changes in such policies and their impact on the Bank cannot be predicted.

         Branching and Interstate Banking. The federal banking agencies are authorized to approve interstate bank merger transactions without regard to whether such transaction is prohibited by the law of any state, unless the home state of one of the banks has opted out of the interstate bank merger provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the

"Riegle-Neal Act") by adopting a law after the date of enactment of the Riegle-Neal Act and prior to June 1, 1997 which applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Interstate acquisitions of branches are permitted only if the law of the state in which the branch is located permits such acquisitions. Such interstate bank mergers and branch acquisitions are also subject to the nationwide and statewide insured deposit concentration limitations described in the Riegle-Neal Act.

         The Riegle-Neal Act authorizes the federal banking agencies to approve interstate branching de novo by national and state banks in states which specifically allow for such branching. The District of Columbia, Maryland and Virginia have all enacted laws which permit interstate acquisitions of banks and bank branches and permit out-of-state banks to establish de novo branches.

         The GLB Act made substantial changes in the historic restrictions on non-bank activities of bank holding companies, and allows affiliations between types of companies that were previously prohibited. The GLB Act also allows banks to engage in a wider array of non banking activities through "financial subsidiaries."

         Capital Adequacy Guidelines. The Federal Reserve Board and the FDIC have adopted risk based capital adequacy guidelines pursuant to which they assess the adequacy of capital in examining and supervising banks and bank holding companies and in analyzing bank regulatory applications. Risk-based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items.

         State member banks are expected to meet a minimum ratio of total qualifying capital (the sum of core capital (Tier 1) and supplementary capital (Tier 2)) to risk weighted assets of 8%. At least half of this amount (4%) should be in the form of core capital.

         Tier 1 Capital generally consists of the sum of common stockholders' equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stock which may be included as Tier 1 Capital), less goodwill, without adjustment for changes in the market value of securities classified as "available for sale" in accordance with FAS 115. Tier 2 Capital consists of the following: hybrid capital instruments; perpetual preferred stock which is not otherwise eligible to be included as Tier 1 Capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no risk-based capital) for assets such as cash, to 100% for the bulk of assets which are typically held by a bank holding company, including certain multi-family residential and commercial real estate loans, commercial business loans and consumer loans. Residential first mortgage loans on one to four family residential real estate and certain seasoned multi-family residential real estate loans, which are not 90 days or more past-due or non-performing and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk-weighing system, as are certain privately-issued mortgage-backed securities representing indirect ownership of such loans. Off-balance sheet items also are adjusted to take into account certain risk characteristics.

         In addition to the risk-based capital requirements, the Federal Reserve Board has established a minimum 3.0% Leverage Capital Ratio (Tier 1 Capital to total adjusted assets) requirement for the most highly-rated banks, with an additional cushion of at least 100 to 200 basis points for all other banks, which effectively increases the minimum Leverage Capital Ratio for such other banks to 4.0% - 5.0% or more. The highest-rated banks are those that are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, those which are considered a strong banking organization. A bank having less than the minimum Leverage Capital Ratio requirement shall, within 60 days of the date as of which it fails to comply with such requirement, submit a reasonable plan describing the means and timing by which the bank shall achieve its minimum Leverage Capital Ratio requirement. A bank which fails to file such plan is deemed to be operating in an unsafe and unsound manner, and could subject the bank to a cease-and-desist order. Any insured depository institution with a Leverage Capital Ratio that is less than 2.0% is deemed to be operating in an unsafe or unsound condition pursuant to
Section 8(a) of the Federal Deposit Insurance Act (the "FDIA") and is subject to potential termination of deposit insurance. However, such an institution will not be subject to an enforcement proceeding solely on account of its capital ratios, if it has entered into and is in compliance with a written agreement to increase its Leverage Capital Ratio and to take such other action as may be necessary for the institution to be operated in a safe and sound manner. The capital regulations also provide, among other things, for the issuance of a capital directive, which is a final order issued to a bank that fails to maintain minimum capital or to restore its capital to the minimum capital requirement within a specified time period. Such directive is enforceable in the same manner as a final cease-and-desist order.

         Prompt Corrective Action. Under Section 38 of the FDIA, each federal banking agency is required to implement a system of prompt corrective action for institutions which it regulates. The federal banking agencies have promulgated substantially similar regulations to implement the system of prompt corrective action established by Section 38 of the FDIA. Under the regulations, a bank shall be deemed to be: (i) "well capitalized" if it has a Total Risk Based Capital Ratio of 10.0% or more, a Tier 1 Risk Based Capital Ratio of 6.0% or more, a Leverage Capital Ratio of 5.0% or more and is not subject to any written capital order or directive; (ii) "adequately capitalized" if it has a Total Risk Based Capital Ratio of 8.0% or more, a Tier 1 Risk Based Capital Ratio of 4.0% or more and a Tier 1 Leverage Capital Ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized;" (iii) "undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 8.0%, a Tier 1 Risk based Capital Ratio that is less than 4.0% or a Leverage Capital Ratio that is less than 4.0% (3.0% under certain circumstances); (iv) "significantly undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 6.0%, a Tier 1 Risk Based Capital Ratio that is less than 3.0% or a Leverage Capital Ratio that is less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

         An institution generally must file a written capital restoration plan which meets specified requirements with an appropriate federal banking agency within 45 days of the date the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the applicable agency.

         An institution which is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. Such guaranty shall be limited to the lesser of (i) an amount equal to 5.0% of the institution's total assets at the time the institution was notified or deemed to have notice that it was undercapitalized or (ii) the amount necessary at such time to restore the relevant capital measures of the institution to the levels required for the institution to be classified as adequately capitalized. Such a guaranty shall expire after the federal banking agency notifies the institution that it has remained adequately capitalized for each of four consecutive calendar quarters. An institution which fails to submit a written capital restoration plan within the requisite period, including any required performance guaranty, or fails in any material respect to implement a capital restoration plan, shall be subject to the restrictions in Section 38 of the FDIA which are applicable to significantly undercapitalized institutions.

         A "critically undercapitalized institution" is to be placed in conservatorship or receivership within 90 days unless the FDIC formally determines that forbearance from such action would better protect the deposit insurance fund. Unless the FDIC or other appropriate federal banking regulatory agency makes specific further findings and certifies that the institution is viable and is not expected to fail, an institution that remains critically undercapitalized on average during the fourth calendar quarter after the date it becomes critically undercapitalized must be placed in receivership. The general rule is that the FDIC will be appointed as receiver within 90 days after a bank becomes critically undercapitalized unless extremely good cause is shown and an extension is agreed to by the federal regulators. In general, good cause is defined as capital which has been raised and is imminently available for infusion into the Bank except for certain technical requirements which may delay the infusion for a period of time beyond the 90 day time period.

         Immediately upon becoming undercapitalized, an institution shall become subject to the provisions of Section 38 of the FDIA, which (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan;
(iv) restrict the growth of the institution's assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: requiring the institution to raise additional capital; restricting transactions with affiliates; requiring divestiture of the institution or the sale of the institution to a willing purchaser; and any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

         Additionally, under Section 11(c)(5) of the FDIA, a conservator or receiver may be appointed for an institution where: (i) an institution's obligations exceed its assets; (ii) there is substantial dissipation of the institution's assets or earnings as a result of any violation of law or any unsafe or unsound practice; (iii) the institution is in an unsafe or unsound condition; (iv) there is a willful violation of a cease-and-desist order; (v) the institution is unable to pay its obligations in the ordinary course of business; (vi) losses or threatened losses deplete all or substantially all of an institution's capital, and there is no reasonable prospect of becoming "adequately capitalized" without assistance; (vii) there is any violation of law or unsafe or unsound practice or condition that is likely to cause insolvency or substantial dissipation of assets or earnings, weaken the institution's condition, or otherwise seriously prejudice the interests of depositors or the insurance fund; (viii) an institution ceases to be insured; (ix) the institution is undercapitalized and has no reasonable prospect that it will become adequately capitalized, fails to become adequately capitalized when required to do so, or fails to submit or materially implement a capital restoration plan; or
(x) the institution is critically undercapitalized or otherwise has substantially insufficient capital.

         Regulatory Enforcement Authority. Federal banking law grants substantial enforcement powers to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

         Deposit Insurance Premiums. The FDIA establishes a risk based deposit insurance assessment system. Under applicable regulations, deposit premium assessments are determined based upon a matrix formed utilizing capital categories - well capitalized, adequately capitalized and undercapitalized - defined in the same manner as those categories are defined for purposes of
Section 38 of the FDIA. Each of these groups is then divided into three subgroups which reflect varying levels of supervisory concern, from those which are considered healthy to those which are considered to be of substantial supervisory concern. The matrix so created results in nine assessment risk classifications, with rates ranging from 0.04% of insured deposits for well capitalized institutions having the lowest level of supervisory concern, to 0.31% of insured deposits for undercapitalized institutions having the highest level of supervisory concern. In general, while the Bank Insurance Fund of the FDIC ("BIF") maintains a reserve ratio of 1.25% or greater, no deposit insurance premiums are required. When the BIF reserve ratio falls below that level, all insured banks would be required to pay premiums. The payment of deposit insurance premiums will have an adverse effect on earnings.

ITEM 2.  DESCRIPTION OF PROPERTY.

         The main office of the Bank and the executive offices of the Bank and the Company are located at 7815 Woodmont Avenue, Bethesda, Maryland, in a 12,000 square foot, two story masonry structure (plus basement), with parking. The Company leases the building under a five year lease which commenced in April 1998, at an initial annual rent $142,500, subject to annual increase based on the CPI, not to exceed 4% per year. The Company has three five year renewal options, and an option to purchase the building at a price to be negotiated. The Silver Spring branch of the Bank is located at 8677 Georgia Avenue, Silver Spring, Maryland and consists of 2,794 square feet. The property is occupied under a five year lease, commenced April 1998, at an initial annual rent of $55,878, subject to annual increase based on the CPI, plus additional rent relating to common area fees and taxes. The Company has one five year renewal option. The Rockville branch is located at 110 North Washington Street, Rockville, Maryland, and consists of 2,000 square feet. The property is occupied under a five year lease commenced April 1998, at an initial annual rent of $35,000, subject to annual increase based upon the CPI, with a minimum 3% annual increase, plus additional rent relating to common area fees and taxes. The Company has one five-year renewal option. The Sligo branch of the Bank is located at 850 Sligo Ave, Silver Spring, Maryland and consists of 2,400 square feet. The property is occupied under a five year lease, commenced August 1999, at an initial annual rent of $38,400, subject to annual increase based on the

CPI, plus additional rent relating to insurance and taxes. The Company has two five-year renewal options. The K Street branch of the Bank is located at 2001 K Street NW, Washington, DC and consists of 4,154 square feet. The property is occupied under a ten year lease, commenced February 2001, at an initial annual rent of $186,930, subject to annual increase based on the CPI, plus additional rent relating to common area fees and taxes. The Company has two five-year renewal options. The Shady Grove/Gaithersburg branch is located at 9600 Blackwood Road, Rockville, Maryland, and consists of 2,326 square feet. The property is occupied under a ten year lease, commenced February 2002, at an initial annual rent of $70,361, subject to annual increase based on the CPI, plus additional rent relating to common area fees and taxes. The Company has one five-year renewal options.

         In January 2002, the Company occupied a new operations center in Bethesda, consisting of 2,698 square feet, under a 10 year lease, commencing January 2002, with one five year renewal option, at an initial base rent of $67,450 per year with a 3% annual increase, plus additional rent relating to common area fees and taxes.

ITEM 3.  LEGAL PROCEEDINGS.

         From time to time the Company is a participant in various legal proceedings incidental to its business. In the opinion of management, the liabilities (if any) resulting from such legal proceedings will not have a material effect on the financial position of the Company.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

         No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2002.

                                     PART II

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         Market for Common Stock and Dividends. The Company's Common Stock is listed for trading on the Nasdaq Small Cap Market under the symbol "EGBN". To date, trading in the common stock has been sporadic and volume has been light. No assurance can be given that an active trading market will develop in the foreseeable future. The following table sets forth the high and low bid prices for the Common Stock during each calendar quarter during the last two fiscal years, and through January 31, 2003. These quotations reflect interdealer prices, without retail markup, markdown or commission, and may not represent actual transactions. These quotations do not necessarily reflect the intrinsic or market values of the Common Stock. Prices have been adjusted to reflect a seven for five stock split in the form of a 40% stock dividend paid as of June 15, 2001. As of December 31, 2002, there were 2,897,704 shares of Common Stock outstanding, held by approximately 943 total beneficial shareholders, including approximately 420 shareholders of record.

                                   2003                         2002                         2001
                          ----------------------       -----------------------      ----------------------
Quarter                   High Bid       Low Bid       High Bid        Low Bid      High Bid       Low Bid
                          --------       -------       --------        -------      --------       -------
First                      $15.30        $13.42        $16.00          $10.65        $ 7.14         $ 5.71
Second                                                 $15.75          $14.55        $11.40         $ 6.07
Third                                                  $14.55          $11.25        $13.70         $10.26
Fourth                                                 $13.66          $11.66        $12.50         $ 9.90

         Dividends. The Company has not paid any cash dividends to date. In March 2000, the Company effected a five for four stock split in the form of a 25% stock dividend. In June 2001 the Company effected a seven for five stock split in the form of a 40% stock dividend. The payment of cash dividends by the Company will depend largely upon the ability of the Bank, its sole operating business, to declare and pay dividends to the Company, as the principal source of the Company's revenue, other than earnings on retained proceeds of the Company's initial offering of Common Stock, will initially be from dividends paid by the Bank Dividends will depend primarily upon the Bank's earnings, financial condition, and need for funds, as well as governmental policies and regulations applicable to the Company and the Bank. Even if the Bank and the Company have earnings in an amount sufficient to pay dividends, the Board of Directors may determine, and it is the present intention of the Board of Directors, to retain earnings for the purpose of funding the growth of the Company and the Bank.

         Regulations of the Federal Reserve Board and Maryland law place limits on the amount of dividends the Bank may pay to the Company without prior approval. Prior regulatory approval is required to pay dividends which exceed the Bank's net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus. State and federal bank regulatory agencies also have authority to prohibit a bank from paying dividends if such payment is deemed to be an unsafe or unsound practice, and the Federal Reserve Board has the same authority over bank holding companies.

         The Federal Reserve Board has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that the Company may pay in the future. In 1985, the Federal Reserve Board issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve Board expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company's financial health, such as by borrowing. As a depository institution, the deposits of which are insured by the FDIC, the Bank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC. The Bank currently is not in default under any of its obligations to the FDIC.

         Use of Proceeds: Not Applicable.

ITEM 6. SELECTED FINANCIAL DATA.

         The following table shows selected historical consolidated financial data for the Company. You should read it together with the Company's audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000. The Company was a development stage company, without significant assets or any operations other than those related to organization, from October 28, 1997 to June 22, 1998, and the Bank did not open for business until July 20, 1998. Therefore, financial information for 1998 does not represent a full year of banking operations.

                                                               Year Ended December 31
                                          --------------------------------------------------------------
                                             2002        2001         2000         1999          1998
                                          ---------    ---------    ---------    ---------     ---------
                                                    (dollars in thousands, except per share data)
SELECTED BALANCES - AT PERIOD END
Total assets                              $ 347,829    $ 236,833    $ 164,082    $ 113,218     $  52,039
Total stockholders' equity                   20,028       17,132       15,522       13,675        14,949
Total loans (net)                           234,094      180,145      116,576       63,276        19,984
Total deposits                              278,434      195,688      135,857       90,991        34,631
SUMMARY RESULTS OF OPERATIONS
Interest income                           $  16,661    $  14,121    $  10,501    $   5,170     $   1,011
Interest expense                              5,170        5,998        4,549        2,022           277
Net interest income                          11,491        8,123        5,952        3,148           734
Provision for credit losses                     843          979          581          424           164
Net interest income after provision for
credit losses                                10,648        7,144        5,371        2,724           570
Noninterest income                            2,160        1,324          351          211            23
Noninterest expense                           8,583        6,445        4,664        3,786         1,992
Income (loss) before taxes                    4,225        2,023        1,058         (851)       (1,399)
Income tax expense (benefit)                  1,558          269            0            0             0
Net income (loss)                         $   2,667    $   1,754    $   1,058    $    (851)    $  (1,399)
PER SHARE DATA (1)
Net income (loss), basic                  $    0.92    $    0.61    $    0.36    $   (0.29)    $   (0.48)
Net income (loss), diluted                     0.86         0.58         0.36        (0.29)        (0.48)
Book value                                     6.91         5.92         5.38         4.74          5.18
GROWTH AND SIGNIFICANT RATIOS
% Change in net income                        52.05%       65.78%         N/M%         N/M%          N/A%
% Change in assets                            46.87%       44.34%       44.92%      117.56%          N/A%
% Change in net loans                         29.95%       54.53%       84.23%      216.63%          N/A%
% Change in deposits                          42.22%       44.04%       49.30%      162.74%          N/A%
Return on average assets                       0.91%        0.88%        0.78%       (1.07)%       (7.19)%
Return on average equity                      14.51%       10.56%        7.41%       (5.91)%      (17.23)%
Average equity to average assets               6.28%        8.36%       10.40%       18.22%        41.73%
Efficiency ratio (2)                          64.47%       70.91%       73.17%      112.58%       263.14%

(1)Adjusted for all years presented giving retroactive effect to the five for four stock split in the form of a 25% stock dividend paid on March 31, 2000, and a seven for five stock split in the form of a 40% stock dividend paid on June 15, 2001.
(2)Computed by dividing noninterest expense by the sum of net interest income on a tax equivalent basis and noninterest income, net of securities gains or losses. This is a non-GAAP financial measure, which we believe provides investors with important information regarding our operational efficiency. Comparison of our efficiency ratio with those of other companies may not be possible, because other companies may calculate the efficiency ratio differently.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

         The following discussion provides information about the results of operations, and financial condition, liquidity, and capital resources of the Company and its subsidiary the Bank. This discussion and analysis should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto, appearing elsewhere in this report.

         This report contains forward looking statements within the meaning of the Securities Exchange Act of 1934, as amended, including statements of goals, intentions, and expectations as to future trends, plans, events or results of Company operations and policies and regarding general economic conditions. In some cases, forward looking statements can be identified by use of such words as "may", "will", "anticipate", "believes", "expects", "plans", "estimates", "potential", "continue", "should", and similar words or phases. These statements are based upon current and anticipated economic conditions, nationally and in the Company's market, interest rates and interest rate policy, competitive factors and other conditions which, by their nature, are not susceptible to accurate forecast, and are subject to significant uncertainty. Because of these uncertainties and the assumptions on which this discussion and the forward looking statements are based, actual future operations and results in the future may differ materially from those indicated herein. Readers are cautioned against placing undue reliance on any such forward looking statements. The Company does not undertake to update any forward looking statements to reflect occurrences or events which may not have been anticipated as of the date of such statements.

GENERAL

         Eagle Bancorp, Inc. is a growing, one-bank holding company headquartered in Bethesda, Maryland. We provide general commercial and consumer banking services through our wholly owned banking subsidiary EagleBank, a Maryland chartered bank which is a member of the Federal Reserve System. We were organized in October 1997 to be the holding company for the Bank. The Bank, our only subsidiary, was organized as an independent, community oriented, full-service alternative to the super regional financial institutions, which dominate our primary market area. The cornerstone of our philosophy is to provide superior, personalized service to our customers. We focus on relationship banking, providing each customer with a number of services, becoming familiar with and addressing customer needs in a proactive, personalized fashion. The Bank has five offices serving the southern portion of Montgomery County and one office in the District of Columbia.

         The Company offers full commercial banking services to our business and professional clients as well as complete consumer banking services to individuals living and/or working in the service area. We emphasize providing commercial banking services to sole proprietors, small and medium-sized businesses, partnerships, corporations, non-profit organizations and associations, and investors living and working in and near our primary service area. A full range of retail banking services are offered to accommodate the individual needs of both corporate customers as well as the community we serve. These services include the usual deposit functions of commercial banks, including business and personal checking accounts, "NOW" accounts and savings accounts, business, construction, and commercial loans, equipment leasing, residential mortgages and consumer loans and cash management services. We have developed significant expertise and commitment as an SBA lender, have been designated a Preferred Lender, and are one of the largest SBA lenders, in dollar volume, in the Washington Metropolitan area.

CRITICAL ACCOUNTING POLICIES

         The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

         The allowance for credit losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two principles of accounting: (a) Statement on Financial Accounting Standards ("SFAS") 5, "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and are estimable and (b) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued when it is probable that the Company will not collect all principal and interest payments according to the contractual terms of the loan. The loss, if any, is determined by the difference between the loan balance and the value of collateral, the present value of expected future cash flows, or values observable in the secondary markets.

         Three basic components comprise our allowance for credit losses: a specific allowance, a formula allowance and a nonspecific allowance. Each component is determined based on estimates that can and do change when the actual events occur. The specific allowance is used to individually allocate an allowance to loans identified as impaired. An impaired loan may show deficiencies in the borrower's overall financial condition, payment record, support available from financial guarantors and/or the fair market value of collateral. When a loan is identified as impaired a specific reserve is established based on the Company's assessment of the loss that may be associated with the individual loan. The formula allowance is used to estimate the loss on internally risk rated loans, exclusive of those identified as impaired. Loans identified as special mention, substandard, doubtful and loss, as well as impaired, are segregated from performing loans. Remaining loans are then grouped by type (commercial, commercial real estate, construction, home equity or consumer). Each loan type is assigned an allowance factor based on management's estimate of the risk, complexity and size of individual loans within a particular category. Classified loans are assigned higher allowance factors than non-rated loans due to management's concerns regarding collectibility or management's knowledge of particular elements regarding the borrower. Allowance factors grow with the worsening of the internal risk rating. The nonspecific formula is used to estimate the loss of non-classified loans stemming from more global factors such as delinquencies, loss history, trends in volume and terms of loans, effects of changes in lending policy, the experience and depth of management, national and local economic trends, concentrations of credit, quality of loan review system and the effect of external factors such as competition and regulatory requirements. The nonspecific allowance captures losses whose impact on the portfolio have occurred but have yet to be recognized in either the formula or specific allowance.

         Management has significant discretion in making the judgments inherent in the determination of the provision and allowance for credit losses, including in connection with the valuation of collateral, a borrower's prospects of repayment, and in establishing allowance factors on the formula allowance and nonspecific allowance components of the allowance. The establishment of allowance factors is a continuing exercise, based on management's continuing assessment of the global factors discussed above and their impact on the portfolio, and allowance factors may change from period to period, resulting in an increase or decrease in the amount of the provision or allowance, based upon the same volume and classification of loans. Changes in allowance factors will have a direct impact on the amount of the provision, and a corresponding effect on net income. Errors in management's perception and assessment of the global factors and their impact on the portfolio could result in the allowance not being adequate to cover losses in the portfolio, and may result in additional provisions or charge-offs. For additional information regarding the allowance for credit losses, refer to Notes 1 and 4 to the Consolidated Financial Statements and the discussion under the caption "Allowance for Credit Losses" below.

RESULTS OF OPERATIONS

         The Company reported net income of $2.67 million for the year ended December 31, 2002, as compared to income of $1.75 million for the year ended December 31, 2001 and income of $1.06 million for the year ended December 31, 2000. Income per basic share was $0.92 for the year ended December 31, 2002, as compared to $0.61 for 2001 and $0.36 for 2000. Income per diluted share was

$0.86 for 2002, $0.58 for 2001 and $0.36 for 2000. The Company enjoyed a return on average assets of 0.92% and return on average equity of 14.51% in 2002, as compared to returns on average assets and average equity of 0.88% and 10.56% respectively in 2001 and 0.78% and 7.41% in 2000. The Company recorded an income tax expense of $1.5 million for 2002, the first full year for which it recognized tax expense. During 2001, the Company recorded $269 thousand in income tax expense. The Company did not incur any income tax expense prior to the third quarter of 2001.

         During 2002, the Company recorded a provision for credit losses in the amount of $843 thousand. At December 31, 2002, the allowance for credit losses was $2.8 million, as compared to $2.1 million at December 31, 2001. The Company had net charge-offs of $188 thousand in 2002, less than 0.1% of average loans.

         During the year, the Company contributed $3.7 million in additional capital to the Bank from funds provided through a line of credit obtained by the Company and discussed later in this analysis. The contributions were made to support the Bank's growth and in order to maintain the Bank's status as "well capitalized" as defined by regulatory guidelines.

NET INTEREST INCOME AND NET INTEREST MARGIN

         Net interest income is the difference between interest income on earning assets and the cost of funds supporting those assets. Earning assets are composed primarily of loans and investment securities. The cost of funds represents interest expense on deposits, customer repurchase agreements and other borrowings. Noninterest bearing deposits and capital are other components representing funding sources. Changes in the volume and mix of assets and funding sources, along with the changes in yields earned and rates paid, determine changes in net interest income. Net interest income in 2002 was $11.49 million compared to $8.12 million in 2001 and $5.95 million in 2000.

         The table labeled "Average Balances, Interest Yields and Rates and Net Interest Margin" shows the average balances and rates of the various categories of the Company's assets and liabilities. Included in the table is a measurement of interest rate spread and margin. Interest spread is the difference between the rate earned on assets less the cost of funds expressed as a percentage. While spread provides a quick comparison of earnings rates versus cost of funds, management believes that margin provides a better measurement of performance. Margin includes the effect of noninterest bearing liabilities in its calculation and is net interest income expressed as a percentage of total earning assets. Interest spread increased in 2002 from 2001 by 21 basis points, 3.75% from 3.54%; however, margin decreased 15 basis points, 4.16% from 4.31%. The decrease in margin while the spread increased is attributable to changes in mix in both earning assets and interest bearing liabilities. While there was an increase of 45% in average earning assets there was only an increase of 41% in net interest income reflecting the decline in margin. Following the average balance tables is a rate volume analysis table that clearly demonstrates the significance of a much larger base of earning assets contributing to income while the margin declined.

         The yield on earning assets decreased from 7.50% for the year ended December 31, 2001 to 6.03% for the year ended December 31, 2002, and the rates paid on interest bearing liabilities decreased from 3.96% for the year ended December 31, 2001 to 2.28% for the year ended December 31, 2002. The average yield on loans fell 125 basis points from 2001 to 2002, following a decline of 105 basis points from 2000 to 2001. These declines reflect the continued impact of the significant rate reductions effected by the Federal Reserve in 2001. The effect of the 2001 reductions in market rates continued through 2002, reflecting the lagging repricing of the fixed rate portion of the loan portfolio and the reduction of rates on new fixed rate loans. The investment portfolio yield declined from 2001 to 2002 by 186 basis points as the Bank maintained a portfolio of short term fixed rate securities and GNMA pass through mortgage backed securities. The yield on GNMA securities declined as mortgage refinancing accelerated, resulting in earlier repayment of mortgage backed securities, and reinvestment of the proceeds at lower current market rates. The decline in yield from 2001 to 2002 followed a decline of 72 basis points from 2000 to 2001. The federal funds rate had fallen to 1.75% by the end of 2001 and for 2002 averaged 1.56%, 227 basis points less than the average yield of 3.83% for 2001 and 456 basis points less than the 2000 average yield of 6.12%. In order to keep the investment portfolio short for liquidity and expectations that rates would start to move upward, and to obtain better short term yields, the Bank invested $6 million in interest bearing deposits with other banks, yielding 2.67%, a relatively attractive rate given their short term nature and low risk, as compared to the rates offered on federal funds and Treasury Bills. The decline in the yield on interest earning assets continues into 2003 following the Federal Reserve's November 2002 cut in the federal funds rate.

         On the liability side, management aggressively reduced rates on deposit accounts. The reduction in the rate on total interest bearing liabilities from 2001 to 2002 was 168 basis points which compares to a reduction of 147 basis points in the yield on earning assets over the same period. This follows a reduction in the cost of funds of 51 basis points from 2000 to 2001. The reduction in the rates paid by the Bank reduced the average rate on the cost of funds below 2% in the latter part of 2002. The cost of funds continued to decline into the first quarter of 2003 as management further reduced rates following the Federal Reserve's November cut and as a result of continued repricing of maturing certificates of deposit.

         It is anticipated that any further reductions in interest rates will have a significant adverse effect on earnings as rates paid on interest bearing liabilities, which are as low as 0.25% on NOW accounts, cannot continue to decline at the same rate as yields on loans and investments.

AVERAGE BALANCES, INTEREST YIELDS AND RATES, AND NET INTEREST MARGIN (dollars in thousands)

                                                   -------------------------------------------------------------------------
                                                                            Years Ended December 31
                                                   -------------------------------------------------------------------------
                                                                  2002                                   2001
                                                   ----------------------------------     ----------------------------------
                                                    Average                 Average        Average                 Average
                                                    Balance     Interest   Yield/Rate      Balance     Interest   Yield/Rate
                                                   ---------    --------   ----------     --------     ---------  ----------
ASSETS:
Interest earning assets:
  Interest bearing deposits with other banks       $   2,868    $     77      2.67%       $     158    $      9      6.00%
  Loans                                              210,303      14,379      6.84          149,056      12,054      8.09
  Investment securities                               57,983       2,124      3.68           32,530       1,803      5.54
  Federal funds sold                                   5,166          81      1.56            6,657         255      3.83
                                                   ---------    --------                  ---------    --------
    Total interest earning assets                    276,320      16,661      6.03%         188,401      14,121      7.50%
                                                   ---------    --------                  ---------    --------
  Total noninterest earning assets                    19,057                                 11,886
  Less: allowance for credit losses                    2,456                                  1,444
                                                   ---------                              ---------
    Total noninterest earning assets                  16,601                                 10,442
                                                   ---------                              ---------
    TOTAL ASSETS                                   $ 292,921                              $ 198,843
                                                   =========                              =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Interest bearing liabilities:
  NOW accounts                                     $  30,886    $     96      0.31%       $  20,896    $    232      1.11%
  Savings and money market accounts                   81,509       1,598      1.96           54,211       1,843      3.40
  Certificates of deposit $100,000 or more            41,683       1,337      3.21           35,791       2,006      5.61
  Other time deposits                                 36,902       1,301      3.70           25,493       1,405      5.51
  Customer repurchase agreements and
    federal funds purchased                           19,535         230      1.18           13,057         409      3.13
  Short-term borrowings                                2,847         126      4.43               --          --        --
  Long term borrowings                                12,982         482      3.71            2,155         103      4.78
                                                   ---------    --------                  ---------    --------
    Total interest bearing liabilities               226,344       5,170      2.28%         151,603       5,998      3.96%
                                                   ---------    --------                  ---------    --------
Noninterest bearing liabilities:
  Noninterest bearing demand deposits                 46,930                                 29,727
  Other liabilities                                    1,266                                    898
                                                   ---------                              ---------
    Total noninterest bearing liabilities             48,196                                 30,625
                                                                                          ---------
Stockholders' equity                                  18,381                                 16,615
    TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY                        $ 292,921                              $ 198,843
                                                   =========                              =========
Net interest income                                             $ 11,491                               $  8,123
                                                                ========                               ========
Net interest spread                                                           3.75%                                  3.54%
Net interest margin                                                           4.16%                                  4.31%

AVERAGE BALANCES, INTEREST YIELDS AND RATES, AND NET INTEREST MARGIN (dollars in thousands)

                                                          Year Ended December 31
                                                   -------------------------------------
                                                                            2000
                                                   -------------------------------------
                                                   Average                      Average
                                                   Balance        Interest    Yield/Rate
                                                   -------        --------    ----------
ASSETS:

Interest earning assets:
    Interest bearing deposits with other banks     $     68       $      4         6.18%
    Loans                                            84,767          7,746         9.14
    Investment securities                            39,490          2,473         6.26
    Federal funds sold                                4,548            278         6.12
                                                   --------       --------         ----
         Total interest earning assets              128,873         10,501         8.15%
                                                   --------       --------         ----
    Total noninterest earning assets                  8,670
    Less: allowance for credit losses                   787
                                                   --------
      Total noninterest earning assets                7,883
                                                   --------
      TOTAL ASSETS                                 $136,756
                                                   ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Interest bearing liabilities:
    NOW accounts                                   $ 15,681       $    295         1.88%
   Savings and money market accounts                 40,065          1,772         4.42
   Certificates of deposit $100,000 or more          23,551          1,325         5.63
   Other time deposits                               11,576            640         5.53
 Customer repurchase agreements and
       federal funds purchased                        8,485            350         4.13
   Short-term borrowings                              2,387            167         6.99
   Long-term borrowings                                  --             --          --
                                                   --------       --------         ----
          Total interest bearing liabilities        101,745          4,549         4.47%
                                                   --------       --------         ----

Noninterest bearing liabilities:
    Noninterest bearing demand deposits              19,892

    Other liabilities                                   548
                                                   --------
        Total noninterest bearing liabilities        20,440

Stockholders' equity                                 14,571
        TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY                     $136,756
                                                   ========
Net interest income                                               $  5,952
                                                                  ========
Net interest spread                                                                3.68%
Net interest margin                                                                4.62%

         The rate/volume table shows the composition of the net change in net interest income for the periods indicated, as allocated between the change in net interest income due to changes in the volume of average earning assets and interest bearing liabilities, and the changes in net interest income due to changes in interest rates. As the table shows, the increases in net interest income in 2002 as compared to 2001 is due to the growth in the volume of earning assets, augmented by average rate related declines in interest expense. For 2001 compared to 2000, the increase in net interest income primarily resulted from increased volume of earning assets.

RATE /VOLUME ANALYSIS OF NET INTEREST INCOME
(dollars in thousands)

                                              2002 compared with 2001                    2001 compared with 2000
                                        --------------------------------------------------------------------------------
                                                                     Total                                     Total
                                        Due to                     Increase       Due to                     Increase
                                        Volume      Due to Rate    (Decrease)     Volume      Due to Rate    (Decrease)
                                        -------------------------------------     --------------------------------------
INTEREST EARNED ON:
  Loans                                 $ 4,188       $(1,863)      $ 2,325       $ 5,874       $(1,566)      $ 4,308
   Investment securities                    932          (611)          321          (435)         (235)         (670)
   Interest bearing bank  deposits           73            (5)           68             5            --             5
   Federal funds sold                       (57)         (117)         (174)          129          (152)          (23)
                                        -------       -------       -------       -------       -------       -------
Total interest income                     5,136        (2,596)        2,540         5,573        (1,953)        3,620
                                        -------       -------       -------       -------       -------       -------

INTEREST PAID ON:
   NOW accounts                              31          (167)         (136)           98          (161)          (63)
   Savings and MMA accounts                 535          (780)         (245)          624          (553)           71
   Certificates of deposit                  581        (1,354)         (773)        1,464           (18)        1,446
   Customer repurchase agreements            72          (257)         (185)          183          (124)           59
   Other borrowings                         532           (21)          511            (7)          (57)          (64)
                                        -------       -------       -------       -------       -------       -------
Total interest expense                    1,751        (2,579)         (828)        2,362          (913)        1,449
                                        -------       -------       -------       -------       -------       -------
NET INTEREST INCOME                     $ 3,385       $   (17)      $ 3,368       $ 3,211       $(1,040)      $ 2,171
                                        =======       =======       =======       =======       =======       =======

NONINTEREST INCOME

         Noninterest income is exclusively from Bank operations and represents primarily service charge income and fees on deposit relationships, security gains/losses and gains on the sale of loans. The emphasis management placed on noninterest income resulted in a 64% increase in noninterest income from $1.3 million in 2001 to $2.1 million in 2002. Noninterest income increased 278% from 2000 to 2001, from $351 thousand to $1.3 million. The increase in noninterest income from 2000 to 2002 reflects the growth of the Bank and expanded sources of noninterest income. During the period the Bank concentrated on expanding both its SBA and residential mortgage lending activities, and in 2002 purchased bank owned life insurance contracts ("BOLI") which produced non- taxable income in 2002 of $85 thousand. Bank owned life insurance is a whole life insurance policy on certain directors and officers of the Bank with the Bank as beneficiary in the event of death of the director or officer. Income is recognized as the appreciation in underlying cash surrender value and is not taxable under current tax regulations. If the policy is redeemed for its cash value the appreciation in value becomes taxable. BOLI is carried as an asset on the books of the Bank under the category "Other assets".

         The increase in noninterest income reflected an increase in deposit account service charges, which increased 47% during 2002, from $704 thousand for the year ended December 31, 2001 to $1 million for the year ended December 31, 2002. Deposit account service charges increased 101% from $350 thousand in 2000 to $704 thousand in 2001. Increases in deposit account charges reflect the increased number of accounts and also the lower interest rate environment. As interest rates decline so do the earnings allowances (which are used to offset service charges) on demand deposit accounts so that an account, with the same activity, which paid no service charge when interest rates were high may currently be paying a charge because the earnings allowance is insufficient to cover activity charges. The Company is an active originator of SBA loans and sells the insured portion of those loans at a premium. Income from this source increased from $96 thousand in 2001 to $327 thousand in 2002. During 2002, the maximum loan eligible for an SBA guarantee was reduced, contributing to a slow down in this activity during the fourth quarter of 2002. While it can not be certain, management does not expect that the reduced level of activity will significantly affect the growth the Company has experienced in this source of income. The Company also originates residential construction and permanent loans on a pre-sold basis, servicing released. Sales of these mortgage loans yielded gains of $164 thousand in 2002 compared to $52 thousand in 2001. The success of the mortgage program is directly affected by the low interest rate environment in 2002 and this source of income may decline when interest rates begin to rise.

         Other items in noninterest income increased 158% in 2002 from $114 thousand for the year ended December 31, 2001 to $294 thousand for the same period in 2002. This category includes noninterest income fees such as documentation preparation and prepayment penalties. Also included in other noninterest income are SBA loan servicing fees and income from BOLI, both new sources of income in 2002. Income for the year ended December 31, 2002 was $45 thousand from SBA servicing fees and $85 thousand from BOLI. SBA loan servicing income is expected to increase as the number of loans originated and serviced by the Bank increases. Income from BOLI is expected to increase to $210 thousand in 2003 and remain stable thereafter.

NONINTEREST EXPENSE

         Noninterest expenses were $8.58 million in 2002, a 33% increase over the $6.44 million noninterest expense in 2001, which was a 38% increase over noninterest expense of $4.66 million in 2000. The increases in noninterest expense are consistent with the overall growth in assets of 112% from December 31, 2000 to December 31, 2002, and management's internal expectations.

         The most significant noninterest expense item is salaries and employee benefits, which were $4.50 million for the year ended December 31, 2002 an increase of 31% over the $3.45 million for the year ended December 31, 2001, which reflected a 41% increase over the $2.45 million for 2000. In 2002, the additional salary and benefit costs reflected the staffing of the new Gaithersburg office and additional staffing in the loan and operations areas, required to keep pace with the growth of the Bank, as well as compensation increases for existing staff. Increases in 2001 primarily reflected staffing of the K Street office and normal annual compensation increases. The increase in premises and equipment expenses of 35% from 2001 to 2002, $1.22 million to $1.65 million can be attributed to a full year of expenses for the K Street office, opened in 2001, the new Gaithersburg office and a new operations center opened in January 2002. The new operations center was added to accommodate the growing activities of the Bank.

         Other expenses increased 37% from the year ended December 31, 2001 to the year ended December 31, 2002, including a 37% increase in advertising expense from $144 thousand in 2001 to $197 thousand in 2002, and a 40% increase in outside data processing expense. Other expenses increased 36% from $1.3 million in 2001 to $1.7 million in 2002 and increased 33% from $968 thousand in 2000 to $1.3 million in 2001. In 2003, the Company expects that there will be a substantial increase in insurance premium expense upon renewal of policies, not only as a result of the growth of the Company but also as a result of general increases in premiums since September 11, 2001. In future periods, noninterest expenses to which the Company has not been subject to date, such as deposit insurance premiums which may be required as a result of declines in the reserve ratios of the deposit insurance funds, may have an adverse affect on the results of operations of the Company.

INCOME TAX

         The Company had income tax expense of $1.55 million in 2002 compared to $269 thousand in 2001, resulting in an effective tax rate of 36.9% and 13.3% respectively. In 2001, the Company recorded previously unrecorded deferred tax assets and began recognizing tax on its income on a fully taxable basis. The

Company recognized no federal income tax expense during 2000. It is expected that the Company will continue to record income tax expense based upon its taxable income in future years.

FINANCIAL CONDITION

         The Company ended the year with total assets of $347.8 million, an increase of 47% from assets of $236.8 million at December 31, 2001. At December 31, 2002 deposits were $278.4 million as compared to $195.7 million at December 31, 2001, an increase of 43%. Gross loans were at $236.9 million at December 31, 2002 as compared to $182.3 million at December 31, 2001, an increase of 30%. Other liabilities consisting of customer repurchase agreements, Federal Home Loan Bank ("FHLB") borrowings and advances under the Company's line of credit increased 109% from $23 million at December 31, 2001 to $48 million at December 31, 2002. Net loans increased 30% from $189.1 million at December 31, 2001 to $234.1 million at December 31, 2002. Other earning assets (investment securities, federal funds sold and interest bearing deposits) increased $40.2 million or 101%.

INVESTMENT SECURITIES AND OTHER EARNING ASSETS

         The Company's investment securities portfolio is comprised primarily of
U. S. Treasury and Agency securities with maturities not exceeding seven years, except mortgage pass-through securities which have average expected lives of less than six years but contractual maturities of up to thirty years. Federal funds sold also represent a significant earning asset and are sold, on an unsecured basis, only to highly rated banks, in limited amounts both in the aggregate and to any one bank.

         The investment portfolio balance averaged approximately $58 million in 2002 compared to $32 million in 2001. The increase in investment securities resulted from the strong growth in deposits and increased borrowings which occurred in the second half of 2002. The rate of growth in liabilities out-paced loan growth during 2002 and excess funds were invested in the investment portfolio. The following tables and Note 3 to the Consolidated Financial Statements provide additional information regarding the Company's investment securities.

         The Company classifies all investment securities as available for sale ("AFS"). This method of accounting requires that investment securities be reported at their fair value and the difference between the fair value and amortized cost (the purchase price adjusted by any accretion or amortization) be reported in the equity section as accumulated other comprehensive income, net of deferred taxes. At December 31, 2002, the Company reported an unrealized gain in AFS securities of $593 thousand and at December 31, 2001, an unrealized gain in AFS securities of $285 thousand. The accumulated comprehensive component of these unrealized gains was $392 thousand and $189 thousand respectively. The Company, except in a planned investment strategy or for liquidity needs, has no present plan or intention to sell these securities.

         In 2002, the Bank began using excess liquidity to invest in certificates of deposit of other banks, which generally offer more favorable rates than traditional short term investment securities. These deposits are in insured institutions, and are generally in amounts of $100 thousand or less. At December 31, 2002 the Bank had $6 million of this type of investment.

         The following table provides information regarding the composition of the Company's investment portfolio at the dates indicated. Amounts are reported at estimated fair value.

(dollars in thousands)

                                                                       December 31,
                                           -----------------------------------------------------------------------
                                                   2002                     2001                     2000
                                           --------------------     -------------------      ---------------------
                                                       Percent                 Percent                    Percent
                                           Balance     of Total     Balance    of Total      Balance      of Total
                                           -------     --------     -------    --------      -------      --------
U.S. Treasury                              $ 5,504        7.8%      $12,540       31.8%      $ 1,507        4.7%
U.S. Government agency obligations          20,114       28.6        14,537       36.9        26,769       82.6
GNMA mortgage backed securities             43,268       61.0        11,217       28.4         3,219        9.9
Federal Reserve and Federal Home Loan
  Bank Stock                                 1,564        2.3           880        2.2           627        1.9
Other equity investments                       225        0.3           265        0.7           276        0.9
                                           -------        ---       -------        ---       -------        ---
Total                                      $70,675        100%      $39,439        100%      $32,398        100%
                                           =======        ===       =======        ===       =======        ===

         The following table provides information, on an amortized cost basis, regarding the contractual maturity and weighted average yield of the investment portfolio at December 31, 2002. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(dollars in thousands)

                                               After One Year
                        One Year or Less     Through Five Years    After Five Years       After Ten Years            Total
                      -------------------    ------------------   ------------------    ------------------    -------------------
                                 Weighted              Weighted             Weighted              Weighted               Weighted
                      Carrying   Average     Carrying  Average    Carrying  Average     Carrying  Average     Carrying   Average
                      Value      Yield       Value     Yield      Value     Yield       Value     Yield       Value      Yield
                      --------   --------    --------  --------   --------  --------    -------- ---------    --------   --------
U.S. Treasury           $5,501      1.47%                                                                      $ 5,501     1.47%
U.S. Government
agency obligations       3,000      2.88%     14,968      4.13%     1,993      6.22%                            19,961     4.15
GNMA mortgage backed
securities                                                                                42,782     4.75%      42,782     4.75
Federal Reserve and
Federal Home Loan
Bank Stock                                                                                 1,564     5.36%       1,564     5.36
Other equity
investments                                                                                  274       --          274       --
                       -------      -----     -------     ------   -------     -------   -------     ------    -------     ----
Total                  $ 8,501      1.96%     $14,968     4.13%    $ 1,993     6.22%     $44,620     4.74%     $70,082     4.30%
                       =======      =====     =======     ======   =======     =======   =======     ======    =======     ====

         At December 31, 2002, there were no issuers, other than the U.S. Government and its agencies, whose securities owned by the Company had a book or fair value exceeding ten percent of the Company's stockholders' equity.

LOAN PORTFOLIO

         In its lending activities, the Bank seeks to develop sound credits with customers who will grow with the Bank. There has not been an effort to rapidly build the loan portfolio and earnings at the sacrifice of asset quality. However, loan growth in 2002, 2001 and 2000 was good with loans outstanding reaching $236.8 million at December 31, 2002 from $182.3 million at December 31, 2001, an increase of $54.5 million or 30%.

         During 2001, the Bank became active in the origination and selling of both residential mortgage loans and the insured portion of SBA loans. In 2002, in addition to the loans the Bank held for its portfolio it originated approximately $19 million in loans which were sold. At December 31, 2002, there were $5.5 million of loans held for sale and at December 31, 2001 there were $5.9 million of such loans.

         The Bank is primarily business oriented in its development focus. This is demonstrated by the 86% of the loan portfolio which is in commercial, real estate-commercial and construction loans as compared to 14% in home equity and other consumer loans.

         The following table shows the composition of the loan portfolio by type of loan at the dates indicated.

(dollars in thousands)

                                                                       December 31,
---------------------------------------------------------------------------------------------------------------------------------
                                   2002                2001                 2000                 1999                 1998
                            ------------------  ------------------  ------------------   -------------------  -------------------
                                      Percent             Percent              Percent              Percent              Percent
                             Balance  of Total   Balance  of Total   Balance   of Total   Balance   of Total   Balance   of Total
---------------------------------------------------------------------------------------------------------------------------------
Commercial                  $ 64,869   27.5%    $ 49,432   27.1%    $ 37,123    31.5%    $ 25,760    40.3%    $  6,983    34.7%
Real Estate - commercial     114,961   48.5       86,553   47.5       58,214    49.4       29,217    45.8       11,832    58.7
Construction                  23,180    9.8       15,512    8.5        9,952     8.4        3,545     5.6           --     0.0
Home equity                   30,631   12.9       26,656   14.6        9,129     7.8        2,133     3.3          167     0.8
Other consumer                 3,219    1.3        4,103    2.3        3,300     2.9        3,200     5.0        1,166     5.8
---------------------------------------------------------------------------------------------------------------------------------
      Total Loans           $236,860    100%    $182,256    100%    $117,718     100%    $ 63,855     100%    $ 20,148     100%
Less: allowance for
  credit losses                2,766               2,111               1,142                  579                 164
                            --------            --------            --------             --------             --------
    Loans, net              $234,094            $180,145            $116,576             $ 63,276             $ 19,984
                            ========            ========            ========             ========             ========

Loan Maturity:

The following table sets forth the term to contractual maturity of the loan portfolio as of December 31, 2002.

(dollars in thousands)

                                                                             Due in over
                                            Total        One Year or Less  One to Five Years Five to Ten Years   Over Ten Years
                                           ------------------------------------------------------------------------------------
Commercial                                 $ 64,869          $ 18,634          $ 43,863          $  1,945          $    427
Real estate - commercial                    114,961                --            10,000            84,249            20,712
Construction                                 23,180            20,188             2,992                --                --
Home equity                                  30,631                --            29,051             1,580                --
Other consumer                                3,219               914             1,963               342                --
                                           ------------------------------------------------------------------------------------
Total loans                                $236,860          $ 39,736          $ 87,869          $ 88,116          $ 21,139
                                           ====================================================================================

Loans with:
Predetermined fixed interest rate          $122,384          $ 11,043          $ 27,389          $ 66,089          $ 17,863
Floating interest rate                      114,476            28,693            60,480            22,027             3,276
                                           ------------------------------------------------------------------------------------
Total loans                                $236,860          $ 39,736          $ 87,869          $ 88,116          $ 21,139
                                           ====================================================================================

         Loan which have adjustable rates and fixed rate are all shown in the period of contractual maturity. Demand loans, having no contractual maturity, and overdrafts are reported as due in one year or less.

ALLOWANCE FOR CREDIT LOSSES

         The provision for credit losses represents the expense recognized to fund the allowance for credit losses. The amount of the allowance for credit losses is based on many factors which reflect management's assessment of the risk in the loan portfolio. Those factors include economic conditions and trends, the value and adequacy of collateral, volume and mix of the portfolio, performance of the portfolio, and internal loan processes of the Company and Bank.

         Management has developed a comprehensive review process to monitor the adequacy of the allowance for credit losses. The review process and guidelines were developed utilizing guidance from federal banking regulatory agencies. The results of this review process, in combination with conclusions of the Bank's outside loan review consultant, support management's view as to the adequacy of the allowance as of the balance sheet date. During 2002, a provision for credit losses was made in the amount of $843 thousand before net charge-offs of $188 thousand. A full discussion of the accounting for allowance for credit losses is contained in Note 1 to the Consolidated Financial Statements; activity in the allowance for credit losses is contained in Note 4 to the Consolidated Financial Statements. Please refer to the discussion under the caption, "Critical Accounting Policies" for an overview of the underlying methodology management employs on a quarterly basis to maintain the allowance.

         At December 31, 2002, the Company had one loan classified as nonaccrual in the amount of $147 thousand of which $126 thousand was guaranteed by the SBA. There was one loan past due over ninety days and still accruing interest at December 31, 2002, in the amount of $818 thousand. Both of these loans are considered impaired as defined by Statement of Financial Accounting Standards No. 114. Please refer to Note 1 of the notes to the Consolidated Financial Statements under the heading Loans for a discussion of the Company's policy regarding impairment of loans.

         As part of its comprehensive loan review process, the Bank's Board of Director's Loan Committee and/or Board of Directors Credit Review Committee carefully evaluates loans over thirty days past due and considers if such loans should be classified as nonaccrual. The Committee(s) makes a thorough assessment of the conditions and circumstances surrounding each past due loan. The Bank's loan policy requires that loans be placed on nonaccrual if they are ninety days past due, unless they are well secured and in the process of collection. After reviewing the circumstances surrounding the $818 thousand loan, the Credit Review Committee determined that it was appropriate to continue the accrual of interest. The loan was extended to an automobile leasing company for the purpose of funding individual leases. During 2002, the loan became delinquent, and management worked with the borrower in efforts to return the loan to a current status. During the third quarter of 2002, management discovered that payments on the underlying leases were being diverted and not being used to service the loan as required by the loan agreement. The Bank exercised its rights under the loan agreement and instructed the lessees of the underlying leases to send all future lease payments directly to the Bank under a lockbox arrangement. The diversion of funds is believed to be the primary reason for the loan's delinquency. Subsequently, the borrower declared bankruptcy, however, the trustee assigned in the bankruptcy proceedings allowed the Bank to continue to collect payments directly from the lessees.

         In determining the accrual status of the loan, management and the Credit Review Committee evaluated the expected cash flow of the leases, the current underlying collateral value of the leases and the residual value of the underlying vehicles at the end of the leases.

         This evaluation resulted in a projected cash flow that was considered sufficient to amortize the net loan balance including interest. A specific reserve of $150 thousand was established for this loan. As of December 31, 2002, this specific reserve had been reduced by $52 thousand in charge-offs resulting in a remaining specific reserve of $98 thousand.

         The provision for credit losses was $843 thousand in 2002 compared to a provision for credit losses of $979 thousand in 2001. The higher provision in 2001 was as a result of the economic uncertainties surrounding the events of September 11, 2001 which affected some of the qualitative and quantitative factors that are imbedded in the analysis of the adequacy of the allowance for credit losses. The result of these factors was a provision that was $398 thousand higher in 2001 than the provision recorded in 2002. The 2002 provision was affected by $188 thousand in net charge-offs and $965 thousand in loans that were classified as impaired as of December 31, 2002. There were no loans classified as impaired during 2000 and 2001. The unallocated portion of the allowance to the total allowance remained consistent from December 31, 2001 to 2002 at 6% and 7% respectively.

         As the portfolio and allowance review process matures, there will be changes to different elements of the allowance and this may have an effect on the overall level of the allowance maintained. To date the Bank has enjoyed a very high quality portfolio with minimal net charge offs and very low delinquency. The maintenance of a high quality portfolio will continue to be management's prime objective as it relates to the lending process and to the allowance for credit losses.

         Management, aware of the strong loan growth experienced by the Company and the problems which could develop in an unmonitored environment, is intent on maintaining a strong credit review system and risk rating process. In January 2003, the Company established a credit department to perform interim analysis, manage classified credits and develop a credit scoring system for small business credits. Over time, this department will increase its review of credit analysis and processes. The Company is also reviewing its risk rating systems and is exploring the implementation of additional analytical procedures for risk ratings. The entire loan portfolio analysis process is an ongoing and evolving practice directed at maintaining a portfolio of quality credits and quickly identifying any weaknesses before they become irremediable.

         The following table sets forth activity in the allowance for credit losses for the periods indicated.

(dollars in thousands)

                                                           Year Ended December 31,
                                     -------------------------------------------------------------------
                                       2002           2001           2000           1999           1998
                                       ----           ----           ----           ----           ----
Balance at beginning of year         $ 2,111        $ 1,142        $   579        $   164             --
 Charge-offs:                             --             --             --             --             --
     Commercial                          192             --             --             --             --
     Real estate - commercial             --             --             --             --             --
     Construction                         --             --             --             --             --
     Home equity                          --             --             --             --             --
     Other consumer                       40             23             18             11             --
                                     -------        -------        -------        -------        -------
Total                                   (232)           (23)           (18)           (11)            --
                                     -------        -------        -------        -------        -------

Recoveries:
     Commercial                           26             --             --             --             --
     Real estate - commercial             --             --             --             --             --
     Construction                         --             --             --             --             --
     Home equity                          --             --             --             --             --
     Other consumer                       18             13             --              2             --
                                     -------        -------        -------        -------        -------
Total                                     44             13             --              2             --
                                     -------        -------        -------        -------        -------
Net charge-offs                         (188)           (10)           (18)            (9)            --
                                     -------        -------        -------        -------        -------
Additions charged to
operations                               843            979            581            424            164
                                     -------        -------        -------        -------        -------
Balance at end of period             $ 2,766        $ 2,111        $ 1,142        $   579        $   164
                                     =======        =======        =======        =======        =======

Ratio of net charge-offs during
the period to average loans
outstanding during the period           0.09%          0.01%          0.02%          0.02%          0.00%
--------------------------------------------------------------------------------------------------------

         At December 31, 2000, 1999 and 1998, the Company had not allocated any portion of the allowance for credit losses to any individual loan or any category of loans. In 2001, the Company began an allocation process which is reflected in the following table. The allocation of the allowance to each category is not necessarily indicative of future losses or charge-offs and does not restrict the use of the allowance to absorb losses in any category.

(dollars in thousand)

                                                      Year Ended December 31,
                                       ----------------------------------------------------
                                              2002                          2001
                                       ----------------------------------------------------
                                       Amount      Percent (1)      Amount      Percent (1)
Commercial                             $1,134         27.5%         $  743         27.2%
Real estate - commercial                  862         48.5             701         49.1
Construction                              231          9.8             218         10.1
Home equity                               253         12.9             212         11.6
Other consumer                             83          1.3             100          2.0
Unallocated                               203           --             137           --
                                       ------          ---          ------          ---
Total allowance for credit losses      $2,766          100%         $2,111          100%
                                       ======          ===          ======          ===

(1) Represents the percent of loans in category to gross loans

NON-PERFORMING ASSETS

         The Company's non-performing assets, which are comprised of loans delinquent 90 days or more, non-accrual loans, and other real estate owned, totaled $965 thousand at December 31, 2002 compared to $19 thousand at December 31, 2001. The percentage of non-performing assets to total assets was 0.28% at December 31, 2002 compared to 0.01% at December 31, 2001.

         Non-performing loans constituted all of the non-performing assets at December 31, 2002 and December 31, 2001. Non-performing loans at December 31, 2002 consist of loans in non-accrual status in the amount of $147 thousand and loans past due over ninety days of $818 thousand compared to no non-accrual loans and loans past due over ninety days of $19 thousand at December 31, 2001.

         The Company had no other real estate owned at either December 31, 2002 or 2001.

         The following table shows the amounts of non-performing assets at the dates indicated.

(dollars in thousands)

                                                  Year End December 31,
                                      --------------------------------------------
                                      2002      2001      2000      1999      1998
                                      ----      ----      ----      ----      ----
Nonaccrual Loans
    Commercial                        $147      $ --      $ --      $--       $ --
    Consumer                            --        --        --        --        --
    Real estate                         --        --        --        --        --

Accrual loans-past due 90 days
     Commercial                        818        19        15        --        --
     Consumer                           --        --        --        --        --
     Real estate                        --        --        --        --        --

Restructured loans                      --        --        --        --        --

Real estate owned
                                      ----      ----      ----      ----      ----
     Total non-performing assets      $965      $ 19      $ 15      $ --      $ --
                                      ====      ====      ====      ====      ====

         At December 31, 2002, there were no performing loans considered potential problem loans, defined as loans which are not included in the past due, nonaccrual or restructured categories, but for which known information about possible credit problems causes management to be uncertain as to the ability of the borrowers to comply with the present loan repayment terms.

DEPOSITS AND OTHER BORROWINGS

         The principal sources of funds for the Bank are core deposits, consisting of demand deposits, NOW accounts, money market accounts, savings accounts and relationship certificates of deposits, from the local market areas surrounding the Bank's offices. The Bank also considers as part of its core deposits approximately $16 million of deposits from a local customer with a longstanding relationship with the Bank. These deposits are required to be classified as brokered deposits for regulatory purposes. The Bank's deposit base includes transaction accounts, time and savings accounts and accounts which customers use for cash management and which provide the Bank with a source of fee income and cross-marketing opportunities as well as a low-cost source of funds. Time and savings accounts, including money market deposit accounts, also provide a relatively stable and low-cost source of funding.

         One third of the Bank's deposits are made up of certificates of deposits, which are generally the most expensive form of deposit because of their fixed term. Certificates of deposit in denominations of $100 thousand or more can be more volatile and more expensive than certificates of less than $100 thousand. However, because the Bank focuses on relationship banking and does not accept brokered certificates, its historical experience has been that large certificates of deposit have not been more volatile or significantly more expensive than smaller denomination certificates. It has been the practice of the Bank to pay posted rates on its certificates of deposit whether under or over $100 thousand. The Bank has paid negotiated rates for deposits in excess of $500 thousand but the rates paid have rarely been more than 25 to 50 basis points higher than posted rates and deposits have been negotiated at below market rates. In late 2000, to fund strong loan demand, the Bank began accepting certificates of deposits, generally in denominations of less than $100 thousand on a non brokered basis, from bank and credit union subscribers to a wholesale deposit rate line. The Bank has found rates on these deposits to be generally competitive with rates in our market given the speed and minimal noninterest cost at which deposits can be acquired, although it is possible for rates to significantly exceed local market rates. At December 31, 2002 the Bank held $16.4 million of these deposits at an average rate of 3.99% as compared to $12.3 million of these deposits, at an average rate of 4.52% at December 31, 2001. With the strong core deposit growth experienced by the Bank in 2002 these deposits are being allowed to mature and may not be renewed. However, the Bank has found this source of funds to be an effective funds management tool and may accept more of these deposits in the future.

         At December 31, 2002, the Company had approximately $64 million in noninterest bearing demand deposits, representing an 80% increase from $37 million in demand deposits at December 31, 2001. The percentage of demand deposits to total deposits from 2001 to 2002 rose by 4%, from 19% to 23%. These are primarily business checking accounts on which the payment of interest is prohibited by regulations of the Federal Reserve. Proposed legislation has been introduced in each of the last several Congresses which would permit banks to pay interest on checking and demand deposit accounts established by businesses. If legislation effectively permitting the payment of interest on business demand deposits is enacted, of which there can be no assurance, it is likely that we may be required to pay interest on some portion of our noninterest bearing deposits in order to compete with other banks. Payment of interest on these deposits could have a significant negative impact on our net income, net interest income, interest margin, return on assets and equity, and indices of financial performance. For additional information relating to the composition of the Bank's deposit base, see average balance tables above and Note 6 to the Consolidated Financial Statements.

         As an enhancement to the basic noninterest bearing demand deposit account, the Company offers a sweep account, "customer repurchase agreement", allowing qualifying businesses to earn interest on short term excess funds which are not suited for either a CD investment or a money market account. The balances in these accounts were $25 million at December 31, 2002, an 86% increase over December 31, 2001 balance of $13.5 million. Customer repurchase agreements are not deposits and are not FDIC insured but are secured by US Treasury and/or US government agency securities. These accounts are particularly suitable to businesses with significant change in the peaks and valleys of cash flow over a very short time frame often measured in days. Attorney and title company escrow accounts are an example of accounts which can benefit from this product, as are customers who may require collateral for deposits in excess of

$100 thousand but do not qualify for other pledging arrangements. This program requires the Company to maintain a sufficient investment securities level to accommodate the fluctuations in balances which may occur in these accounts.

         At December 31, 2002, the Company had drawn $4.6 million against a line of credit provided by a correspondent bank as compared to $1.7 million at December 31, 2001. These borrowings are principally to fund additions of capital to the Bank in order to maintain its "well capitalized" ratio. At December 31, 2002, the Bank had $18.3 million of FHLB borrowings, as compared to $8 million at December 31, 2001. These advances are secured 50% by US government agency securities and 50% by a blanket lien on qualifying loans in the Bank's commercial mortgage loan portfolio. For additional information regarding other borrowings, see Note 7 of the Consolidated Financial Statements.

         The following table provides information regarding the Bank's deposit composition at the dated indicated.

(dollars in thousands)

                                                                        December 31
                                                     2002                   2001                 2000
                                             ------------------     ------------------     ------------------
                                             Average    Average     Average    Average     Average    Average
                                             Balance     Rate       Balance     Rate       Balance     Rate
                                             --------   -------     ---------  -------     --------   -------
Noninterest bearing demand                   $ 46,930       --      $ 29,727      --       $ 19,892      --
Interest bearing transaction accounts          30,886    0.31%        20,896    1.11%        15,682    1.88%
Savings and money market and accounts          81,509    1.96%        54,211    3.40%        40,065    4.42%
Certificates of deposit $100,000 or more       41,683    3.21%        35,791    5.61%        23,551    5.63%
Other time                                     36,902    3.70%        25,493    5.51%        11,576    5.53%
                                             --------               --------               --------
Total                                        $237,910               $166,118               $110,766
                                             ========               ========               ========

The following table indicates the time remaining until maturity for the Bank's certificates of deposit of $100,000 or more as of December 31, 2002.

Due in:

3 months or less                             $  9,523
Over 3 through 6 months                        31,629
Over 6 through 12 months                        5,365
Over 12 months                                    472
                                             --------
Total                                        $ 46,989
                                             ========

         The following table provides information regarding the Company's short-term borrowings for the periods indicated. See Note 7 to the Consolidated Financial Statements for additional information regarding the Company's borrowings.

(dollars in thousands)

                                             Maximum Amount                                                 Ending
                                           Outstanding at Any     Average       Average       Ending        Average
Year Ended December 31,                         Month End         Balance         Rate        Balance        Rate
------------------------------             ------------------    ---------      -------      --------       -------
Customer repurchase agreements
and federal funds purchased
                                2002          $   26,560         $  19,534       1.18%       $ 25,054         0.50%
                                2001              17,078            13,057       3.13          13,452         1.70
                                2000              12,062             8,485       4.16          11,078         4.38

LIQUIDITY MANAGEMENT

         Liquidity is the measure of the Bank's ability to meet the demands required for the funding of loans and to meet depositor requirements for use of their funds. The Bank's sources of liquidity consist of cash balances, due from banks, loan repayments, federal funds sold and short term investments. These sources of liquidity are supplemented by the ability of the Company and Bank to borrow funds. During 2002, the Company increased an established line of credit, with a correspondent bank, from $5 million to $10 million, against which it had drawn $4.6 million as of December 31, 2002. The Bank can purchase up to $11.6 million in federal funds on an unsecured basis and enter into reverse repurchase agreements up to $10 million. At year end 2002, the Bank was also eligible to take FHLB advances of up to $52 million, of which it had advances outstanding of $18.3 million.

         The loss of deposits, through disintermediation, is one of the greater risks to liquidity. Disintermediation occurs most commonly when rates rise and depositors withdraw deposits seeking higher rates than the Bank may offer. The Bank was founded under a philosophy of relationship banking and, therefore, believes that it has less of an exposure to disintermediation and resultant liquidity concerns than do banks which build an asset base on non-core deposits and other borrowings. The history of the Bank, while only four and one-half years, includes a period of rising interest rates and significant competition for deposit dollars. During that period the Bank grew its core business without sacrificing its interest margin in higher deposit rates for non-core deposits. There is, however, a risk that some deposits would be lost if rates were to spike up and the Bank elected not to meet the market. Under those conditions the Bank believes that it is well positioned to use other liability management instruments such as FHLB borrowing, reverse repurchase agreements and Bank lines to offset a decline in deposits in the short run. Over the long term an adjustment in assets and change in business emphasis could compensate for a loss of deposits. Under these circumstances, further asset growth could be limited as the Bank utilizes its liquidity sources to replace, rather than supplement, core deposits.

         Certificates of deposit acquired through the subscription service may be more sensitive to rate changes and pose a greater risk of disintermediation than deposits acquired in the local community. The Bank has limited the amount of such deposits to less than 15% of total assets, an amount which it believes it could replace with alternative liquidity sources, although there can be no assurance of this.

         The mature earning pattern of the Bank is also a liquidity management resource for the Bank. The earnings of the Bank are now at a level that allows the Bank to pay higher rates to retain deposits over a short period, while it adjusts it asset base repricing to offset a higher cost of funds. The cost of retaining business in the short run and the associated reduction in earnings can be preferable to reducing deposit and asset levels and restricting growth.

         At year end 2002, under the Bank's liquidity formula, it had $61 million of liquidity representing 17.5% of total Bank assets.

INTEREST RATE RISK MANAGEMENT

ASSET/LIABILITY MANAGEMENT AND QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

         A fundamental risk in banking, outside of credit risk, is exposure to market risk, or interest rate risk, since a bank's net income is largely dependent on net interest income. The Bank's Asset Liability Committee (ALCO) of the Board of Directors formulates and monitors the management of interest rate risk within policies established by it and the Board of Directors. In its consideration of establishing guidelines for levels and/or limits on market risk, the ALCO committee considers the impact on earnings and capital, the level and direction of interest rates, liquidity, local economic conditions, outside threats and other factors. Banking is generally a business of attempting to match asset and liability components to produce a spread sufficient to provide net income to the bank at nominal rate risk. The Company, through ALCO, continually monitors the interest rate environment in which it operates and adjusts rates and maturities of its assets and liabilities to meet the market conditions. In the current low interest rate environment, the Company is keeping its assets either variably priced or with short term maturities or short average lives. At the same time it strives to attract longer term liabilities to lock in the lower cost of funds. In the current market, due to competitive factors and customer preferences, the effort to attract longer term fixed priced liabilities has not been as successful as the Company's best case asset liability mix would prefer. When interest rates begin to rise, the Company expects that it will seek to keep asset maturities and repricing periods short until rates appear to be nearing their top and then extend maturities to extend the benefit of higher rates. There can be no assurance that the Company will be able to successfully carry out this intention, as a result of competitive pressures, customer preferences and the inability to perfectly forecast future interest rates.

         One of the tools used by the Company to manage its interest rate risk is a static GAP analysis presented below. The Company also uses an earning simulation model on a quarterly basis to closely monitor interest sensitivity and to expose its balance sheet and income statement to different scenarios. The model is based on current Company data and adjusted by assumptions as to growth patterns, noninterest income and noninterest expense and interest rate sensitivity, based on historical data, for both assets and liabilities. The model is then subjected to a "shock test" assuming a sudden interest rate increase of 200 basis points or a decrease of 200 basis points, but not below zero. The results are measured by the effect on net income. The Company, in its latest model, shows a positive effect on income when interest rates immediately rise 200 basis points because of the short maturities of assets and a negative impact if rates were to decline further. With rates already at historic lows, a further reduction would reduce income on earning assets which could not be offset by a corresponding reduction in the cost of funds.

         The following table reflects the result of a "shock test" simulation on the December 31, 2002, earning assets and interest bearing liabilities and the change in net interest income resulting from the simulated immediate increase and decrease in interest of 100 and 200 basis points. Also shown is the change in the Market Value Portfolio Equity resulting from the simulation. The model as presented is projected for one year.

                                                                                  Percentage change in
         Change in interest      Percentage change        Percentage change       Market Value of
         rates (basis points)    in net interest income   in net income           Portfolio Equity
         --------------------    ----------------------   -----------------       --------------------
               +200                     + 8.8%                  + 21.1%                 + 10.7%
               +100                     + 4.8%                  + 11.4%                 +  6.8%
                  0                        --                       --                      --
               -100                     - 6.3%                  - 15.1%                 -  9.2%
               -200                     -16.2%                  - 39.0%                 - 16.7%

         Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or repricing periods, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the loan. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their debt may decrease in the event of a significant interest rate increase.

GAP

         Banks and other financial institutions are dependent upon net interest income, the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities. In falling interest rate environments, net interest income is maximized with longer term, higher yielding assets being funded by lower yielding short-term funds; however, when interest rates trend upward this asset/liability structure can result in a significant adverse impact on interest income. The current interest rate environment is signaling steady to possibly higher rates. Management has for a number of months shortened maturities in the Bank's investment portfolio and where possible also has shorten repricing opportunities for new loan requests. While management believes that this will help minimize interest rate risk in a rising environment, there can be no assurance as to actual results.

         GAP, a measure of the difference in volume between interest earning assets and interest bearing liabilities, is a means of monitoring the sensitivity of a financial institution to changes in interest rates. The chart below provides an indicator of the rate sensitivity of the Company. A negative GAP indicates the degree to which the volume of repriceable liabilities exceeds repriceable assets in particular time periods. At December 31, 2002, the Bank has a positive GAP of 16.15% out to three months and a cumulative negative GAP of 8.29% out to twelve months.

         If interest rates were to continue to decline further, the Bank's interest income and margin may be adversely effected. Because of the positive GAP measure in the 0 - 3 month period, continued decline in the prime lending rate will reduce income on repriceable assets within thirty to sixty days, while the repricing of liabilities will occur in later time periods. This will cause a short term decline in net interest income and net income in a static environment. Management has carefully considered its strategy to maximize interest income by reviewing interest rate levels, economic indicators and call features of some of its assets. These factors have been thoroughly discussed with the Board of Directors Asset Liability Committee and management believes that current strategies are appropriate to current economic and interest rate trends. The negative GAP is carefully monitored and will be adjusted as conditions change.

GAP ANALYSIS

(dollars in thousands)

                                                   0-3       4-12      13-36      37-60    Over 60
 Repriceable in:                                 Months     Months     Months     Months    Months     Total
                                                 ------     ------     ------     ------    ------     -----
 ASSETS:
    Investment securities                       $ 12,459   $ 17,483   $ 14,000     10,000   $ 16,733   $ 70,675
    Interest bearing deposits in other banks       2,155      1,982      1,982         --         --      6,119
    Loans                                         97,953     17,180     46,658     59,057     21,558    242,406
    Federal funds sold                             3,012         --         --         --         --      3,012
                                                ---------------------------------------------------------------
 Total repriceable assets                        115,579     36,645     62,640     69,057     38,291    322,212
                                                ===============================================================

LIABILITIES:
    NOW accounts                                      --     19,984      3,997     15,987         --     39,968
    Savings and Money Market accounts             35,787     29,699     17,892      8,946         --     92,324
    Certificates of deposit                       19,251     48,071     13,396        992         --     81,710
    Customer repurchase agreements and
               federal funds purchased             7,516     10,022      2,505      5,011         --     25,054
    Other borrowing-short and long term            1,000      7,600     14,333         --         --     22,933
                                                ---------------------------------------------------------------
 Total repriceable liabilities                    63,554    115,376     52,123     30,936         --    261,989
                                                ===============================================================
 GAP                                            $ 52,025   $(78,731)  $ 10,517   $ 38,121   $ 38,291   $ 60,223
 Cumulative GAP                                   52,025    (26,706)   (16,189)    21,932     60,223
 Interval gap/earnings assets                      16.15%    (24.43)%     3.26%     11.83%     11.88%
 Cumulative gap/earning assets                     16.15%     (8.29)%    (5.02)%     6.81%     18.69%

         Although, NOW and MMA accounts are subject to immediate repricing, the Bank's GAP model has incorporated a repricing schedule to account for the historical lag in effecting rate changes and the amount of those rate changes relative to the amount of rate change in assets.

CAPITAL RESOURCES AND ADEQUACY

         The assessment of capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance, changing competitive conditions and economic forces, and the overall level of growth. The adequacy of the Company's current and future capital needs is monitored by management on an ongoing basis. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and to absorb potential losses.

         The capital position of the Company's wholly-owned subsidiary, the Bank, continues to meet regulatory requirements. The primary indicators relied on by bank regulators in measuring the capital position are the Tier 1 risk-based capital, total risk-based capital, and leverage ratios. Tier 1 capital consists of common and qualifying preferred stockholders' equity less goodwill. Total risk-based capital consists of Tier 1 capital, qualifying subordinated debt, and a portion of the allowance for credit losses. Risk-based capital ratios are calculated with reference to risk-weighted assets. The leverage ratio compares Tier1 capital to total average assets. At December 31, 2002, the Company's and Bank's capital ratios were in excess of the mandated minimum requirements. The Company's and Bank's capital ratios are presented in
Note 14 to the consolidated Financial Statements.

         During 2002, the Company continued to borrow funds under a line of credit with a correspondent bank in order to provide capital to fund anticipated growth and expansion at the Bank in excess of the growth permitted by reinvestment of earnings. At December 31, 2002, the amount outstanding under the line of credit was $4.6 million. The ability of the Company to continue to grow is dependent on its earnings and the ability to obtain additional funds for contribution to the Bank's capital, through additional borrowing, the sale of additional common stock, the sale of preferred stock, or through the issuance of additional qualifying equity equivalents, such as subordinated debt or trust preferred securities. The Company is currently proposing to raise additional equity through the sale of additional shares of common stock. To the extent that the Company is unsuccessful in raising additional equity, it will be required to seek alternative sources, such as increased reliance on, or expansion of, its line of credit or the issuance of trust preferred securities. Increased borrowings or trust preferred securities will have an immediate interest cost, which will have an adverse impact on earnings, although they may require a lower internal rate of return on equity than common stock. To the extent that they are floating or variable rate, the future cost of additional borrowings or trust preferred securities may increase over time, while the cost of equity will remain fixed.

         In the event that the Company is unable to obtain additional capital for the Bank on a timely basis, the growth of the Company and the Bank may be curtailed, and the Company and the Bank may be required to reduce their level of assets in order to maintain compliance with regulatory capital requirements. Under those circumstances net income and the rate of growth of net income may be adversely affected.

IMPACT OF INFLATION AND CHANGING PRICES

         The Consolidated Financial Statements and Notes thereto have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of operations. Unlike most industrial companies, nearly all of our assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods or services.

NEW ACCOUNTING STANDARDS

         Refer to Note 1 of the Notes to Consolidated Financial Statements for statements on New Accounting Standards.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Please refer to Item 7 of this report, "Management's Discussion and Analysis of Financial Condition and Results of Operations", under the caption "Interest Rate Risk Management - Asset/Liability Management and Quantitative and Qualitative Disclosure About Market Risk."

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

                          INDEPENDENT AUDITORS' REPORT

Audit Committee of the
Board of Directors and
Stockholders of Eagle Bancorp, Inc.



We have audited the accompanying consolidated balance sheet of Eagle Bancorp, Inc as of December 31, 2002 and 2001, and the related consolidated statements of operation, changes in stock holders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial states are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eagle Bancorp Inc. as of December 31, 2002 and 2001, and the consolidated results of the operations and cash flows for each of the three years in the period ending December 31, 202, in conformity with accounting principals generally accepted in the Unite States of America.

         /s/ Stegman & Company
         ---------------------

Stegman & Company
Baltimore, Maryland
February 7, 2003

EAGLE BANCORP, INC.
Consolidated Balance Sheets December 31, 2002 and 2001
(dollars in thousands)


ASSETS
                                                                               2002           2001
                                                                               ----           ----
Cash and due from banks                                                    $  18,569       $   6,483
Interest bearing deposits with other banks                                     6,119             161
Federal funds sold                                                             3,012              --
Investment securities available for sale                                      70,675          39,439
Loans held for sale                                                            5,546           5,673
Loans                                                                        236,860         182,256
Less allowance for credit losses                                              (2,766)         (2,111)
                                                                           ---------       ---------
 Loans, net                                                                  234,094         180,145
Premises and equipment, net                                                    3,601           3,172
Deferred income taxes                                                            464             391
Other assets                                                                   5,749           1,369
                                                                           ---------       ---------
           TOTAL ASSETS                                                    $ 347,829       $ 236,833
                                                                           =========       =========

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Deposits:
    Noninterest bearing demand                                             $  64,432       $  37,235
    Interest bearing transaction                                              39,968          31,512
    Savings and money market                                                  92,324          61,572
    Time, $100,000 or more                                                    46,989          35,393
    Other time                                                                34,721          29,976
                                                                           ---------       ---------
          Total deposits                                                     278,434         195,688
Customer repurchase agreements
    and federal funds purchased                                               25,054          13,452
Other short-term borrowings                                                    8,600              --
Long-term borrowings                                                          14,333           9,675
Other liabilities                                                              1,380             886
                                                                           ---------       ---------
          Total liabilities                                                  327,801         219,701

STOCKHOLDERS' EQUITY

Common stock, $.01 par value; authorized 20,000,000,
  Shares issued and outstanding 2,897,704 (2002) and 2,895,124 (2001)             29              29
Additional paid in capital                                                    16,541          16,515
Retained earnings                                                              3,066             399
Accumulated other comprehensive income                                           392             189
                                                                           ---------       ---------
          Total stockholders' equity                                          20,028          17,132
                                                                           ---------       ---------
          TOTAL LIABILITIES AND
            STOCKHOLDERS' EQUITY                                           $ 347,829       $ 236,833
                                                                           =========       =========

See notes to consolidated financial statements.
--------------------------------------------------------------------------------

EAGLE BANCORP, INC.
Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000 (dollars in thousands, except per share data)

INTEREST INCOME                                                   2002          2001          2000
                                                                  ----          ----          ----
   Interest and fees on loans                                   $ 14,379      $ 12,054      $  7,746
   Taxable interest and dividends on investment securities         2,124         1,799         2,468
   Interest on balances with other banks                              77            13             9
   Interest on federal funds sold                                     81           255           278
                                                                --------      --------      --------
        Total interest income                                     16,661        14,121        10,501
                                                                --------      --------      --------

INTEREST EXPENSE
   Interest on deposits                                            4,332         5,486         4,032
   Interest on customer repurchase agreements and
       federal funds purchased                                       224           409           350
   Interest on short-term borrowings                                 132            --           167
   Interest on long-term borrowings                                  482           103            --
                                                                ------------------------------------
       Total interest expense                                      5,170         5,998         4,549
                                                                --------      --------      --------

NET INTEREST INCOME                                               11,491         8,123         5,952

PROVISION FOR CREDIT LOSSES                                          843           979           581
                                                                --------      --------      --------
NET INTEREST INCOME AFTER PROVISION
   FOR CREDIT LOSSES                                              10,648         7,144         5,371
                                                                --------      --------      --------

NONINTEREST INCOME
   Service charges on deposits                                     1,038           704           350
   Gain on sale of loans                                             491           148            --
   Gain (loss) on sale of investment securities                      337           358           (71)
    Other income                                                     294           114            72
                                                                --------      --------      --------
       Total noninterest income                                    2,160         1,324           351
                                                                --------      --------      --------

NONINTEREST EXPENSE
   Salaries and employee benefits                                  4,505         3,449         2,445
   Premises and equipment expenses                                 1,648         1,220           890
   Advertising                                                       197           144           108
   Outside data processing                                           488           349           253
   Other expenses                                                  1,745         1,283           968
                                                                --------      --------      --------
       Total noninterest expense                                   8,583         6,445         4,664
                                                                --------      --------      --------

INCOME BEFORE INCOME TAX EXPENSE                                   4,225         2,023         1,058

INCOME TAX EXPENSE                                                 1,558           269            --
                                                                --------      --------      --------
NET INCOME                                                      $  2,667      $  1,754      $  1,058
                                                                ====================================
INCOME PER SHARE
   Basic                                                        $   0.92      $   0.61      $   0.36
   Diluted                                                      $   0.86      $   0.58      $   0.36

See notes to consolidated financial statements.

EAGLE BANCORP, INC.
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2002, 2001 and 2000 (dollars in thousands)

                                                                                               Accumulated
                                                                                    Retained       Other          Total
                                                           Common  Additional Paid  Earnings   Comprehensive   Stockholders'
                                                           Stock     in Capital     (Deficit)  Income (loss)      Equity
                                                           -----     ----------     ---------  -------------      ------
Balances at January 1, 2000                                $   17     $ 16,483      $ (2,413)     $   (412)      $  13,675

   Five -for-four stock split in the form of a 25% stock
       dividend                                                 4           (4)           --            --              --
   Net income                                                                          1,058            --           1,058
   Other comprehensive income-
     unrealized gain on investment
     securities available for sale                             --           --            --           789             789
                                                                                                                 ---------
   Total other comprehensive
      income                                                   --           --            --            --           1,847
                                                           ------     --------      --------      --------       ---------
Balances at December 31, 2000                                  21       16,479        (1,355)          377          15,522

   Seven-for-five stock split in the form of a 40% stock
       dividend                                                 8           (8)           --            --              --
   Exercise of options for 7,700 shares of common stock        --           44            --            --              44
   Net income                                                  --                      1,754            --           1,754
   Other comprehensive income-
     unrealized loss on investment
     securities available for sale                             --           --            --          (188)           (188)
                                                                                                                 ---------
    Total other comprehensive
      income                                                   --           --            --            --           1,610
                                                           ------     --------      --------      --------       ---------
Balances at December 31, 2001                                  29       16,515           399           189          17,132

  Exercise of options for 2,580 shares of common stock                      26                                          26
   Net income                                                  --           --         2,667            --           2,667
  Other comprehensive income-
    unrealized gain on investment
    securities available for sale                              --           --            --           203             203
                                                                                                                 ---------
  Total other comprehensive
    income                                                     --           --            --            --           2,896
                                                           ------     --------      --------      --------       ---------
  Balances at December 31, 2002                            $   29     $ 16,541      $  3,066      $    392       $  20,028
                                                           ======     ========      ========      ========       =========

See notes to consolidated financial statements.

EAGLE BANCORP, INC.
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000 (dollars in thousands)

                                                                        2002            2001            2000
                                                                     -----------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                        $   2,667       $   1,754       $   1,058
       Adjustments to reconcile net income to net cash provided
                  (used) by operating activities:
       Provision for credit losses                                         843             979             581
       Increase in deferred income taxes                                  (178)           (391)
       Depreciation and amortization                                       557             420             341
       Gains on sale of loans                                             (491)            (96)             --
       Origination of loans held for sale                              (19,110)         (8,628)             --
       Proceeds from sale of loans held for sale                        19,728           3,051              --
       (Gains) loss on sale of investment securities                      (337)           (358)             71
       Increase in other assets                                           (380)            (53)           (589)
       Increase in other liabilities                                       494             301             290
                                                                     -----------------------------------------
         Net cash provided (used) by in operating activities             3,793          (3,021)          1,752

CASH FLOWS FROM INVESTING ACTIVITIES:
   Increase in interest bearing deposits with other banks               (5,958)            (46)           (115)
   Purchases of available for sale investment securities              (385,210)       (147,397)        (48,929)
   Proceeds from maturities of available for sale securities           333,993         131,113          43,915
   Proceeds  from sale of available for sale securities                 20,626           9,413           9,929
   Decrease (increase) in federal funds sold                            (3,012)          2,121           3,979
   Net increase in loans                                               (54,792)        (64,548)        (53,881)
   Bank premises and equipment acquired                                   (986)           (968)           (280)
   Purchase of BOLI                                                     (4,000)             --              --
                                                                     -----------------------------------------
      Net cash used in investing activities                            (99,339)        (70,312)        (45,382)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in deposits                                                 82,746          59,831          44,866
   Increase in customer repurchase agreements and
        federal funds purchased                                         11,602           2,374           3,095
   Increase (decrease) in other short-term borrowings                    8,600          (1,040)            765
   Proceeds from long-term borrowings                                    4,658           9,675              --
   Issuance of common stock                                                 26              44              --
                                                                     -----------------------------------------
      Net cash provided by financing activities                        107,632          70,884          48,726

NET INCREASE (DECREASE) IN CASH                                         12,086          (2,449)          5,096

CASH AND DUE FROM BANKS AT
   BEGINNING OF YEAR                                                     6,483           8,932           3,836
                                                                     -----------------------------------------
CASH AND DUE FROM BANKS AT
   END OF YEAR                                                       $  18,569       $   6,483       $   8,932
                                                                     =========================================

SUPPLEMENTAL CASH FLOWS INFORMATION:
    Interest paid                                                    $   5,092       $   6,029       $   4,349
                                                                     =========================================
    Income taxes paid                                                $   1,840       $     647       $      --
                                                                     =========================================

See notes to consolidated financial statements.

EAGLE BANCORP, INC.
Notes to Consolidated Financial Statements for the Years Ended December 31, 2002, 2001 and 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Eagle Bancorp, Inc. (the "Company") and its subsidiary, EagleBank (the "Bank") with all significant intercompany transactions eliminated. The investment in subsidiary is recorded on the Company's books (Parent Only) on the basis of its equity in the net assets of the subsidiary. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. Certain reclassifications have been made to amounts previously reported to conform to the classification made in 2002. The following is a summary of the more significant accounting policies.

         NATURE OF OPERATIONS

         The Company, through its bank subsidiary, provides domestic financial services primarily in Montgomery County, Maryland and Washington, D.C. The primary financial services include real estate, commercial and consumer lending, as well as traditional demand deposits and savings products.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

         CASH FLOWS

         For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold (items with an original maturity of three months of less).

         LOANS HELD FOR SALE

         The Company engages in sales of residential mortgage loans and the guaranteed portion of Small Business Administration ("SBA") loans originated by the Bank. Loans held for sale are carried at the lower of aggregate cost or fair value. Fair value is derived from secondary market quotations for similar instruments. Gains and losses on sales of these loans are recorded as a component of noninterest income in the Consolidated Statements of Operations.

         When the Company retains the servicing rights to collect and remit principal and interest payments, manage escrow account matters and handle borrower relationships on mortgage loans sold, resulting service fee income is included in noninterest income. The Company's current practice is to sell residential mortgage loans on a servicing released basis, and, therefore, it has no intangible asset recorded for the value of such servicing as of December 31, 2002.

         INVESTMENT SECURITIES

         The Company and Bank have elected to account for all investment securities as available for sale. Those securities are carried at estimated fair value. Unrealized gains and losses on investment securities available for sale, net of related deferred income taxes, are recognized as accumulated other comprehensive income, a separate component of stockholders' equity. The cost of investment securities sold is determined using the specific identification method.

         LOANS

         Loans are stated at the principal amount outstanding, net of origination costs and fees. Interest income on loans is accrued at the contractual rate on the principal amount outstanding. It is the Company's policy to discontinue the accrual of interest when circumstances indicate that collection is doubtful. Fees charged and costs capitalized for originating loans are being amortized on the interest method over the term of the loan.

         Management considers loans impaired when, based on current information, it is probable that the Company will not collect all principal and interest payments according to contractual terms. Loans are tested for impairment once principal or interest payments become ninety days or more past due and they are placed on nonaccrual. Management also considers the financial condition of the borrower, cash flows of the loan and the value of the related collateral. Impaired loans do not include large groups of smaller balance homogeneous loans such as residential real estate and consumer installment loans which are evaluated collectively for impairment. Loans specifically reviewed for impairment are not considered impaired during periods of "minimal delay" in payment (ninety days or less) provided eventual collection of all amounts due is expected. The impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if repayment is expected to be provided by the collateral. Generally, the Company's impairment on such loans is measured by reference to the fair value of the collateral. Interest income on impaired loans is recognized on the cash basis.

         ALLOWANCE FOR CREDIT LOSSES

         The allowance for credit losses represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans and other extensions of credit that may become uncollectible. The adequacy of the allowance for credit losses is determined through careful and continuous review and evaluation of the loan portfolio and involves the balancing of a number of factors to establish a prudent level. Among the factors considered are lending risks associated with growth and entry into new markets, loss allocations for specific nonperforming credits, the level of the allowance to nonperforming loans, historical loss experience, economic conditions, portfolio trends and credit concentrations, changes in the size and character of the loan portfolio, and management's judgment with respect to current and expected economic conditions and their impact on the existing loan portfolio. Allowances for impaired loans are generally determined based on collateral values. Loans deemed uncollectible are charged against, while recoveries are credited to, the allowance. Management adjusts the level of the allowance through the provision for credit losses, which is recorded as a current period operating expense. The allowance for credit losses may consist of an allocated component and an unallocated component.

         The components of the allowance for credit losses represent an estimation done pursuant to either Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," or SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss may be incurred in an amount different from the amount determined by application of the formula allowance. For other problem graded credits, allowances are established according to the application of credit risk factors. These factors are set by management to reflect its assessment of the relative level of risk inherent in each grade. The nonspecific allowance is based upon management's evaluation of various conditions that are not directly measured in the determination of the formula and specific allowances. Such conditions include general economic and business conditions affecting key lending areas, credit quality trends (including trends in delinquencies and nonperforming loans expected to result from existing conditions), loan volumes and concentrations, specific industry conditions within portfolio categories, recent loss experience in particular loan categories, duration of the current business cycle, bank regulatory examination results, findings of outside review consultants, and management's judgment with respect to various other conditions including credit administration and management and the quality of risk identification systems. Executive management reviews these conditions quarterly.

         Management believes that the allowance for credit losses is adequate, however, determination of the allowance is inherently subjective and requires significant estimates. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. Evaluation of the potential effects of these factors on estimated losses involves a high degree of uncertainty, including the strength and timing of economic cycles and concerns over the effects of a prolonged economic downturn in the current cycle. In addition, various regulatory agencies, as an integral part of their examination process, and independent consultants engaged by the Bank periodically review the Bank's loan portfolio and allowance for credit losses. Such review may result in recognition of additions to the allowance based on their judgments of information available to them at the time of their examination.

         PREMISES AND EQUIPMENT

         Premises and equipment are stated at cost less accumulated depreciation and amortization computed using the straight-line method. Premises and equipment are depreciated over the useful lives of the assets, which generally range from three to ten years for furniture, fixtures and equipment, three to five years for computer software and hardware, and ten to forty years for buildings and building improvements. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever are shorter. The costs of major renewals and betterments are capitalized, while the costs of ordinary maintenance and repairs are expensed as incurred.

         ADVERTISING

         Advertising costs are generally expensed as incurred.

         INCOME TAXES

         The Company uses the liability method of accounting for income taxes. Under the liability method, deferred-tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are settled. During 2001, management determined that the realization of previously unrecorded net deferred tax assets were more likely than not and therefore recorded previously unrecognized net deferred tax assets. Subsequent to the recognition of the net deferred tax assets the Company recorded current income tax expense. The Company did not record any tax expense or benefit for years prior to 2001.

         NET INCOME PER COMMON SHARE

         Basic net income per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted net income per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year including any potential dilutive effects of common stock equivalents, such as options and warrants.

         NEW ACCOUNTING STANDARDS

         In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion 30), for the disposal of a segment of a business (a previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses in long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. The provisions of SFAS No. 144 are effective for years beginning after December 15, 2001. The adoption of SFAS No. 144 did not affect the financial position or results of operations of the Company.

         In December 2002, the Financial accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" which amends SFAS No. 123, "Accounting for Stock Based Compensation". SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require additional and more frequent disclosures in financial statements about the effects of stock-based compensation. Adoption of SFAS No. 148 had no effect on the financial position or results of operations of the Company.

2. CASH AND DUE FROM BANKS

Regulation D of the Federal Reserve Act requires that banks maintain reserve balances with the Federal Reserve Bank based principally on the type and amount of their deposits. During 2002, the Bank maintained balances at the Federal Reserve (in addition to vault cash) to meet the reserve requirements as well as balances to partially compensate for services. Additionally, the Bank

3. INVESTMENTS AVAILABLE FOR SALE

The amortized cost and estimated fair values of investments available for sale at December 31, 2002 and 2001 are as follows:

         (in thousands)                                              Gross          Gross        Estimated
                                                      Amortized    Unrealized     Unrealized        Fair
                   2002                                 Cost         Gains          Losses         Value
                   ----                               ----------------------------------------------------
U. S. Treasury securities                             $  5,501      $      3       $     --       $  5,504
U. S. Government agency securities                      19,961           153                        20,114
GNMA mortgage backed securities                         42,782           493             (7)        43,268
Federal Reserve and Federal Home Loan Bank stock         1,564            --             --          1,564
Other equity investments                                   274            --            (49)           225
                                                      ----------------------------------------------------
        Total                                         $ 70,082      $    649       $    (56)      $ 70,675
                                                      ====================================================

                                                                     Gross          Gross        Estimated
                                                      Amortized    Unrealized     Unrealized        Fair
                   2001                                 Cost         Gains          Losses          Value
                   ----                               ----------------------------------------------------
U. S. Treasury securities                             $ 12,538      $      2       $     --       $ 12,540
U. S. Government agency securities                      14,289           284            (36)        14,537
GNMA mortgage backed securities                         11,178           103            (64)        11,217
Federal Reserve and Federal Home Loan Bank stock           880            --             --            880
Other equity investments                                   269             5             (9)           265
                                                      ----------------------------------------------------
        Total                                         $ 39,154      $    394       $   (109)      $ 39,439
                                                      ====================================================

The amortized cost and estimated fair values of investments available for sale at December 31, 2002 and 2001 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                        2002                       2001
                                              Amortized   Estimated Fair   Amortized   Estimated Fair
                                                Cost          Value          Cost           Value
                                              -------------------------------------------------------
Amounts maturing:
   One year or less                            $ 8,501      $ 8,545      $12,387      $12,391
   After one year through five years            14,968       15,037       10,943       10,974
   After five years through ten years            1,993        2,036        3,497        3,712
   GNMA mortgage backed securities              42,782       43,268       11,178       11,217
   FRB, FHLB and  other equity securities        1,838        1,789        1,149        1,145
                                              -------------------------------------------------------
       Total                                   $70,082      $70,675      $39,154      $39,439
                                               ======================================================

Realized gains on sales of investment securities were $343 thousand and realized losses on sales of investment securities were $6 thousand in 2002, the realized gains on sales of investment securities were $375 thousand and realized losses on sales of investment securities were $17 thousand in 2001 and the realized losses on sales of investment securities were $71 thousand in 2000. Proceeds from sales of securities in 2002 were $20.6 million, in 2001 were $9.41 million and in 2000 were $9.9 million.

At December 31, 2002, $37.9 million fair value of securities were pledged as collateral for certain government deposits, FHLB advances and the Bank's customer repurchase agreement program. The outstanding balance of no single issuer, except for U. S. Government and U. S. Government agency securities, exceeded ten percent of stockholders' equity at December 31, 2002 or 2001.

4. LOANS AND ALLOWANCE FOR CREDIT LOSSES

The Bank makes loans to customers primarily in Montgomery County, Maryland and surrounding communities. A substantial portion of the Bank's loan portfolio consists of loans to businesses secured by real estate and other business assets.

Loans, net of unamortized deferred fees, at December 31, 2002 and 2001 are summarized by type as follows:

(dollars in thousands)

                                                    2002         2001
                                                    ----         ----
Commercial                                     $  64,869    $  49,432
Real estate - commercial                         114,961       86,553
Construction                                      23,180       15,512
Home equity                                       30,631       26,656
Other consumer                                     3,219        4,103
                                               ---------    ---------
    Total loans                                  236,860      182,256
       Less: allowance for credit losses          (2,766)      (2,111)
                                               ---------    ---------
Loans, net                                     $ 234,094    $ 180,145
                                               =========    =========

Activity in the allowance for credit losses for the years ended December 31, 2002, 2001 and 2000 is shown below:

                                    2002         2001          2000
                                  -------       -------       -------
Balance at beginning of year      $ 2,111       $ 1,142       $   579
Provision for credit losses           843           979           581
Loan charge-offs                     (232)          (23)          (18)
Loan recoveries                        44            13            --
                                  -------       -------       -------
Balance at end of year            $ 2,766       $ 2,111       $ 1,142
                                  =======       =======       =======

Information regarding impaired loans at December 31, 2002 and 2001 is as follows:

                                                                  2002        2001
                                                                  ----        ----
 Impaired loans with a valuation allowance                       $  965      $   --
 Impaired loans without a valuation allowance                        --          --
                                                                 ------      ------
     Total impaired loans                                        $  965      $   --
                                                                 ======      ======

 Allowance for credit losses related to impaired loans           $  121      $   --
 Allowance for credit losses related to other than impaired
loans                                                             2,645       2,111
                                                                 ------      ------
     Total allowance for credit losses                           $2,766      $2,111
                                                                 ======      ======
 Average impaired loans for the year                             $  202      $   --
 Interest income on impaired loans recognized on a cash basis    $   17      $   --

5. PREMISES AND EQUIPMENT

Premises and equipment include the following at December 31:

(dollars in thousands)

                                          2002          2001
                                          ----          ----
Leasehold improvements                 $ 2,041       $ 1,826
Furniture and equipment                  3,227         2,456
Premises and equipment                   5,268         4,282
   Less accumulated depreciation
     and amortization                   (1,667)       (1,110)
                                       -------       -------
Total premises and equipment, net      $ 3,601       $ 3,172
                                       =======       =======

The Company occupies banking and office space in seven locations under noncancellable lease arrangements accounted for as operating leases. The initial lease periods range from 5 to 10 years and provide for one or more 5-year renewal options. The leases provide for percentage annual rent escalations and require that the lessee pay certain operating expenses applicable to the leased space. Rent expense applicable to operating leases amounted to $769 thousand in 2002, $546 thousand in 2001, and $357 thousand in 2000. At December 31, 2002, future minimum lease payments under noncancellable operating leases having an initial term in excess of one year are as follows:

Years ending December 31:
                                       2003           $  793
                                       2004              795
                                       2005              783
                                       2006              809
                                       2007              830
                                 Thereafter            1,876
                                                      ------
    Total minimum lease payments                      $5,886
                                                      ======

6.       DEPOSITS

(dollars in thousands)

The remaining maturity of certificates of deposit $100,000 or more at December 31, 2002 and 2001 are as follows:

                               2002         2001
                              --------------------
Three months or less          $ 9,523      $ 9,074
More than three months
   through six months          31,629        9,058
More than six months
   through twelve months        5,365       15,698
Over twelve months                472        1,563
                              -------      -------
         Total                $46,989      $35,393
                              =======      =======

Interest expense on deposits for the years ended December 31, 2002, 2001 and 2000 is as follows:

                                   2002        2001        2000
                                  ------      ------      ------
Interest bearing transaction      $   95      $  232      $  295
Savings and money market           1,599       1,843       1,772
Time, $100,000 or more             1,337       2,006       1,325
Other time                         1,301       1,405         640
                                  ------      ------      ------
    Total                         $4,332      $5,486      $4,032
                                  ======      ======      ======

As of December 31, 2001, the Bank held $16 million in deposits, from one relationship, which, for regulatory reporting purposes, are considered brokered deposits.

7.       BORROWINGS

Information relating to short and long term borrowings is as follows for the years ended December 31:


Short-term borrowing                                            2002                    2001
                                                         Amount      Rate       Amount          Rate
                                                        -------------------     ----------------------
At Year-End
   Customer repurchase agreements                       $ 25,054      0.50%      13,452          1.70%
   Federal Home Loan Bank - current portion                4,000      2.79%          --              -
   Bank line of credit                                     4,600      4.00%          --              -
                                                        --------                -------
         Total                                          $ 33,654                 13,452

Average for the Year:
   Customer repurchase agreements and
          federal funds purchased                       $ 19,189      1.16%     $ 3,057          3.13%
   Federal Home Loan Bank - current portion                1,852      2.79%          --              -
   Bank line of Credit                                     2,818      4.48%      $  533          5.92%

Maximum Month-end Balance:
   Customer repurchase agreements and
        federal funds purchased                         $ 26,560      1.50%     $17,078          6.00%
   Federal Home Loan Bank - current portion                4,000      2.79%          --              -
   Line of credit                                          4,600      4.50%       1,675          4.75%

Long-term borrowing
  Bank line of credit due 2002                          $     --                $ 1,675          4.00%
  Federal Home Loan Bank due 2005                          8,000      4.28%       8,000          4.28%
  Federal Home loan Bank due 2004                          4,000      2.79%          --            --
  Federal Home Loan Bank due 2005                          2,333      2.79%          --            --
                                                        --------                -------          ----
       Total long-term borrowing                        $ 14,333                $ 9,675
                                                        ========                =======

The Company offers its business customers a repurchase agreement sweep account in which it sells to the customer U. S. Government and U. S. Government agency securities segregated in its investment portfolio for this purpose. By entering into the agreement the customer agrees to have the Bank repurchase the designated securities on the business day following the initial transaction in consideration of the payment of interest at the rate prevailing on the day of the transaction.

The Bank has commitments from correspondent banks under which it can purchase up to $11.6 million in federal funds and $10 million in secured reverse repurchase agreements on a short-term basis. The Bank also can draw Federal Home Loan Bank advances up to $52 million against which it had $18.3 million outstanding at December 31, 2002. The Company has a line of credit approved for $10 million secured by stock in the Bank against which it had borrowings outstanding of $4.6 million at December 31, 2002.

8. INCOME TAXES

Federal and state income tax expense (benefit) consist of the following:

                                             Periods Ended December 31
                                          2002         2001         2000
                                        ---------------------------------
Current federal income tax              $ 1,434       $   601       $  --
Current state income tax                    318            59
   Total current                          1,752           660          --
                                         --------------------------------
Deferred federal income
  tax expense (benefit)                    (159)         (313)         --
Deferred state income
  tax expense (benefit)                     (35)          (78)         --
                                         --------------------------------
   Total deferred                          (194)         (391)         --
                                         --------------------------------
Total income tax expense (benefit)      $ 1,558       $   269       $  --
                                         ================================

The following table is a summary of the tax effect of temporary differences that give rise to significant portions of deferred tax assets:

                                            Periods Ended December 31
                                          2002         2001         2000
                                         --------------------------------
Deferred tax assets:
    Allowance for credit losses         $   731        $  531       $ 258
   Deferred loan fees and costs              --            --          44
   Other                                     29            57          30
   Net operating loss carryforwards          --            --         166
Gross deferred tax assets                   760           588         498
   Less valuation allowance                 (--)          (--)       (279)
                                         --------------------------------
Total deferred tax assets                   760           588         219
                                         --------------------------------

Deferred tax liabilities:
   Unrealized gain on securities
     available for sale                    (218)          (97)       (128)
   Premises and equipment                   (78)          (88)        (91)
   Deferred loan fees and costs              --           (12)         --
                                         --------------------------------
   Total deferred tax liabilities          (296)         (197)       (219)
Net deferred income taxes               $   464       $   391       $   0
                                         ================================

During 2001, management determined that the realization of previously unrecorded deferred tax assets was more likely than not. Accordingly the valuation allowance was removed in 2001.

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate follows:

                                           Periods Ended December 31
                                          2002        2001        2000
                                          ----------------------------
Statutory federal income tax rate         34.0%       34.0%       34.0%
State income taxes, net of federal
   income tax benefit                      3.8          --          --
Non-taxable income                        (0.7)         --          --
Valuation allowance                         --       (20.9)      (34.0)
Other                                     (0.2)        0.2          --
                                          ----------------------------
Effective tax rates                       36.9%       13.3%        0.0%
                                          ============================

9. INCOME PER COMMON SHARE

In the following table, basic earnings per share is derived by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the year. The diluted earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options. Historical amounts have been restated as a result of the seven-for-five stock split in the form of a 40% stock dividend declared in 2001.

The calculation of net income per common share for the years ended December 31 was as follows:

                                           2002        2001        2000
                                          ------------------------------
Basic:
Net income allocable to common
  stockholders                            $2,667      $1,754      $1,058
Average common shares outstanding          2,895       2,890       2,887
Basic net income per share                $ 0.92      $ 0.61      $ 0.36

Diluted:

Net income allocable to common
  stockholders                            $2,667      $1,754      $1,058
Average common shares outstanding          2,895       2,890       2,887
    Adjustment for stock options             211         144          22
    Average common shares
  outstanding-diluted                      3,106       3,034       2,909
Diluted net income per share              $ 0.86      $ 0.58      $ 0.36


As of December 31, 2002, there were 1,150 shares, and as of December 31, 2001 and 2000 there were -0-shares excluded from the diluted net income per share computation because the option price exceeded the market price and therefore, their effect would be anti-dilutive.

10. RELATED PARTY TRANSACTIONS

Certain directors and executive officers have had loan transactions with the Company. Such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with outsiders. The following table summarizes changes in amounts of loans outstanding, both direct and indirect, to those persons during 2001 and 2000.

                              2002          2001
                            ---------------------
Balance at January 1        $ 2,256       $ 2,001
Additions                     1,476           531
Repayments                     (776)         (276)
                            ---------------------
Balance at December 31      $ 2,956       $ 2,256
                            =====================

11. STOCK OPTION PLAN

The stockholders, at their May 14, 1998 meeting, approved the Eagle Bancorp, Inc. 1998 Stock Option Plan (the "Plan") which was amended at the May 21, 2002 meeting. The plan provides for the periodic granting of incentive and nonqualifying options to selected key employees and members of the Board on a periodic basis. Options for not more than 579,025 shares of common stock may be granted under the Plan and the term of such options shall not exceed ten years.

Following is a summary of changes in shares under option for the years indicated:

                                                                        Year Ended December 31,
                                                    2002                         2001                         2000
                                          ---------------------------------------------------------------------------------
                                                                                                                   Weighted
                                                         Weighted                     Weighted                      Average
                                            Number       Average        Number        Average         Number       Exercise
                                          of Shares   Exercise Price  Of Shares    Exercise Price    of Shares      Price
                                          ---------   --------------  ---------    --------------    ---------     --------
Outstanding at beginning of year              421        $  6.72         333           $ 5.71           306         $ 5.71
Granted                                        20          10.05          96            10.06            30           5.80
Exercised                                      (3)        (10.08)         (8)            5.71            --           0.00
Cancelled                                      --             --          --            (5.71)           (3)         (5.71)
                                          ---------------------------------------------------------------------------------
Outstanding at end of year                    438         $ 7.09         421           $ 6.72           333         $ 5.72
Weighted average fair value of options
   granted during the year                                $ 6.19                       $ 4.35                       $ 3.10

Weighted average remaining contract life                     6.80 years


                                       Weighted Average
                                           Remaining                Weighted
    Range of                             Contract Life               Average
 Exercise Price          Number            (in years)             Exercise Price
 --------------          -------       -----------------           --------------
 $ 5.54-$ 6.07           330,606              6.1                    $  5.72
 $13.05-$10.36            98,097              8.9                    $ 10.21
 $11.00-$15.75             9,264              8.7                    $ 11.62
                         -------                                     -------
                         437,967                                     $  6.85
                         =======                                     ========

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the years ended December 31, 2002, 2001 and 2000.

                                  2002             2001                 2000
                                  ----             ----                 ----
Dividend yield                   0.00%            0.00%                0.00%
Expected volatility             20.00%           10.00%               10.00%
Risk free interest               5.04%     4.84 - 5.68%          5.28%-6.46%
Expected lives (in years)           10               10                   10

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS 148 "Accounting for Stock-Based Compensation-Transition and Disclosure", but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its Plan. No compensation expense related to the Plan was recorded during the three years ended December 31, 2002. If the Company had elected to recognize compensation cost based on fair value at the grant dates for awards under the Plan consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts as follows for the years ended December 31.

                                                             2002              2001             2000
                                                           --------------------------------------------
Net income,  as reported                                   $   2,667          $  1,754          $ 1,058
Less pro forma stock-based compensation expense
   determined under the fair value method, net of
   related tax effects                                          (125)             (394)             (83)
Pro forma net income                                       $   2,542           $ 1,360          $   975

Net income  per share:
   Basic - as reported                                     $    0.92           $  0.61          $  0.36
   Basic - pro forma                                       $    0.88           $  0.47          $  0.34
   Diluted - as reported                                   $    0.86           $  0.58          $  0.36
   Diluted - pro forma                                     $    0.82           $  0.45          $  0.34


The pro forma amounts are not representative of the effects on reported net income for future years.

12. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) Plan covering all employees who have reached the age of 21 and have completed at least one month of service as defined by the Plan. The Company made contributions to the Plan of approximately $87 thousand, $62 thousand and $46 thousand in 2002, 2001 and 2000, respectively. These amounts are included in salaries and employee benefits in the accompanying Consolidated Statements of Operations.

13. COMMITMENTS AND CONTINGENCIES

Various commitments to extend credit are made in the normal course of banking business. Letters of credit are also issued for the benefit of customers. These commitments are subject to loan underwriting standards and geographic boundaries consistent with the Company's loans outstanding.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Outstanding loan commitments and lines and letters of credit at December 31, 2002 and 2001 are as follows:

                                            2002             2001
                                          -------------------------
Loan commitments                          $ 49,140         $ 32,295
Unused lines of credit                      72,349           47,885
Letters of credit                            2,233            1,757

Because most of the Company's business activity is with customers located in the Washington, DC, metropolitan area, a geographic concentration of credit risk exists within the loan portfolio, and, as such, its performance will be influenced by the economy of the region.

At December 31, 2002 the Company also had commitments to vendors for leasehold improvement and equipment acquisitions associated with the Bank's new Shady

Grove office and completion of a new operations center. The amount of these commitments at December 31, 2002 was $553 thousand.

In the normal course of business, the Company may become involved in litigation arising from banking, financial, and other activities. At December 31, 2002, the Company was not involved in any litigation.

14. REGULATORY MATTERS

The Company and Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank and Company to maintain amounts and ratios (set forth in the table below) of total Tier 1 capital (as defined in the regulations) to risk-weighted assets(as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002 and 2001, that the Company and Bank met all capital adequacy requirements to which they are subject.

The actual capital amounts and ratios for the Company and Bank as of December 31, 2002 and 2001 are presented in the table below:

(In Thousands of Dollars)

                                                                                                    To Be Well
                                                                                                    Capitalized
                                                                                                     Under Prompt
                                                                                     For Capital     Corrective
                                              Company                   Bank          Adequacy         Action
                                               Actual                  Actual         Purposes       Provisions*
                                         ---------------------------------------------------------------------------------------
                                          Amount    Ratio        Amount     Ratio      Ratio          Ratio
---------------------------------------------------------------------------------------------------------------------------
As of December 31, 2002
   Total capital (to risk weighted
     assets)                             $ 22,402    8.7%       $ 26,671    10.4%       8.0%          10.0%
   Tier 1 capital (to risk weighted
    assets)                              $ 19,636    7.6%       $ 23,905     9.2%       4.0%           6.0%
   Tier 1 capital (to average
    assets)                              $ 19,636    6.7%       $ 23,905     7.0%       3.0%           5.0%

As of December 31, 2001
    Total capital (to risk weighted
       assets)                           $ 19,054    9.9%       $ 19,631    10.2%       8.0%          10.0%
    Tier 1 capital (to risk weighted
    assets)                              $ 16,943    8.8%       $ 17,520     9.1%       4.0%           6.0%
    Tier 1 capital ( to average
     assets)                             $ 16,943    7.3%       $ 17,520     7.6%       3.0%           5.0%

* Applies to Bank only

Bank and holding company regulations, as well as Maryland law, impose certain restrictions on dividend payments by the Bank, as well as restricting extensions of credit and transfers of assets between the Bank and the Company. At December 31, 2002, the Bank was limited from paying dividends to its parent company by the positive amount of retained earnings it held and the requirement to meet certain capital ratios. In October 2002, and December 2001 the Bank paid dividends of $200 thousand and $150 thousand, respectively, to the Company.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires the disclosure of estimated fair values for financial instruments. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. Because no quoted market prices exist for a portion of the Company's financial instruments, the fair value of such instruments has been derived based on management's assumptions with respect to future economic conditions, the amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, the net realizable value could be materially different from the estimates presented below. In addition, the estimates are only indicative of individual financial istruments' values and should not be considered an indication of the fair value of the Company taken as a whole.

Cash and federal funds sold: For cash and due from banks, and federal funds sold the carrying amount approximates fair value.

Investment securities: For these instruments, fair values are based on published market or dealer quotes.

Loans net of unearned interest: For variable rate loans that reprice on a scheduled basis, fair values are based on carrying values.

The fair value of the remaining loans are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining term.

Noninterest bearing deposits: The fair value of these deposits is the amount payable on demand at the reporting date.

Interest bearing deposits: The fair value of interest bearing transaction, savings, and money market deposits with no defined maturity is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting the future cash flows using the current rates at which similar deposits would be accepted.

Customer repurchase agreements and other borrowings: The carrying amount for variable rate borrowings approximate the fair values at the reporting date. All of the Company's borrowings are on a variable rate basis.

Off-balance sheet items: Management has reviewed the unfunded portion of commitments to extend credit, as well as standby and other letters of credit, and has determined that the fair value of such instruments is not material.

The estimated fair values of the Company's financial instruments at December 31, 2002 and 2001 are as follows:

                                                                    2002                                2001
                                                      Carrying              Fair            Carrying              Fair
(dollars in thousands)                                   Value             Value               Value             Value
                                                         -----             -----               -----             -----
ASSETS:
Cash and due from banks                               $ 18,569         $  18,569            $  6,483          $  6,483
Interest bearing deposits with other banks               6,119             6,322                 161               163
Federal funds sold                                       3,012             3,012                  --                --
Investment securities                                   70,082            70,675              39,154            39,439
Loans, net*                                            239,640           242,287             185,818           185,818

LIABILITIES:
Noninterest bearing deposits                            64,432            64,432              37,235            37,235
Interest bearing deposits                              214,002           214,735             158,453           158,787
Borrowings                                              47,987            48,526              23,127            23,806

* Includes loans held for sale

16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table reports the unaudited results of operations for each quarter during 2002, 2001 and 2000:

                                                                            2002

                                            Fourth        Third        Second       First
                                           quarter      quarter       quarter     quarter
                                           -------      -------       -------     -------
Total interest income                     $  4,537      $ 4,405      $  4,030     $ 3,689
Total interest expense                       1,294        1,362         1,258       1,256
Net interest income                          3,243        3,043         2,772       2,433
Provision for credit losses                    168          182           213         280
Net interest income
   after provision for credit losses         3,075        2,861         2,559       2,153
Noninterest income                             744          689           428         299
Noninterest expense                          2,363        2,177         2,150       1,893
Net income before income
   tax expenses                              1,456        1,373           837         559
Income tax expense                             534          525           309         190
Net income                                     922          848           528         369
Income per share
   Basic                                    $ 0.32       $ 0.29        $ 0.18      $ 0.13
   Diluted                                    0.30         0.27          0.17        0.12

                                                                            2001

                                           Fourth        Third        Second       First
                                           quarter      quarter       quarter     quarter
                                           -------      -------       -------     -------
Total interest income                      $ 3,695      $ 3,644       $ 3,492    $  3,290
Total interest expense                       1,350        1,536         1,603       1,509
Net interest income                          2,345        2,108         1,889       1,781
Provision for credit losses                    436          288           158          97
Net interest income
   after provision for credit losses         1,909        1,820         1,731       1,684
Noninterest income                             357          209           576         182
Noninterest expense                          1,786        1,694         1,581       1,384
Net income before income tax                   480          335           726         482
expenses
Income tax expense (benefit)                   163          115            (9)         --
Net income                                     317          220           735         482

Income per share
   Basic                                    $ 0.11      $  0.08       $  0.25     $  0.17
   Diluted                                    0.10         0.07          0.24        0.17

                                                                            2000

                                           Fourth        Third        Second       First
                                           quarter      quarter       quarter     quarter
                                           -------      -------       -------     -------
Total interest income                      $ 3,166      $ 2,748       $ 2,488     $ 2,099
Total interest expense                       1,442        1,220         1,031         857
Net interest income                          1,724        1,528         1,457       1,242
Provision for credit losses                    249          104           105         123
Net interest income
   after provision for credit losses         1,475        1,424         1,352       1,119
Noninterest income                             101          122            52          75
Noninterest expense                          1,314        1,159         1,124       1,067
Net income before income tax expense           262          387           280         127
Income tax expense                              --           --            --          --
Net income                                     262          387           280         127

Income per share (basic
   and diluted)                              $ 0.08      $ 0.14        $ 0.10      $ 0.04

17. PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for Eagle Bancorp, Inc. (Parent Company only) is as follows:

CONDENSED BALANCE SHEETS
December 31, 2002, and 2001


ASSETS:                                                  2002                         2001
                                                   ------------------           ------------------
   Cash                                                     $     47                     $     15
   Investment securities available for sale                      225                        1,040
   Investment in subsidiary                                   24,329                       17,695
   Other assets                                                   33                           70
                                                   ------------------           ------------------

    TOTAL ASSETS                                            $ 24,634                     $ 18,820
                                                   ==================           ==================

LIABILITIES:

   Accounts payable                                            $   6                     $     13
   Short-term borrowings                                       4,600                           --
   Long-term borrowings                                           --                       1,675
                                                   ------------------           ------------------
       Total liabilities                                       4,606                        1,688
                                                   ------------------           ------------------
STOCKHOLDERS' EQUITY:
    Common stock                                                  29                           29
    Additional paid in capital                                16,541                       16,515
    Retained earnings                                          3,066                          399
    Accumulated other comprehensive income                       392                          189
                                                   ------------------           ------------------
        Total stockholders' equity                            20,028                       17,132

    TOTAL LIABILITIES AND STOCKHOLDERS'
           EQUITY                                           $ 24,634                     $ 18,820
                                                   ==================           ==================

CONDENSED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2002, 2001, and 2000

                                                                 2002                    2001                    2000
                                                                 ----                    ----                    ----
INCOME
   EagleBank dividends                                         $  200                  $  150                    $ --
   Interest and dividends                                          41                      61                     169
   Loss on sale of investment securities                           --                     (11)                     --
                                                       ---------------     -------------------       -----------------
        Total income                                              241                     200                     169

EXPENSES:
    Salaries and employee benefits                                 39                      27                      20
    Interest expense                                              126                      32                       7
    Legal and professional                                         58                      24                      14
    Directors' fees                                                14                      12                      24
    Other                                                         134                     101                      88
                                                       ---------------     -------------------       -----------------
         Total expenses                                           371                     196                     153
                                                       ---------------     -------------------       -----------------

(LOSS) INCOME BEFORE INCOME TAX BENEFIT AND EQUITY IN UNDISTRIBUTED INCOME OF
SUBSIDIARY                                                       (130)                      4                      16
INCOME TAX BENEFIT                                               (112)                     (5)                     --
                                                       ---------------     -------------------       -----------------

(LOSS) INCOME BEFORE EQUITY IN UNDISTRIBUTED

INCOME OF SUBSIDIARY                                             (18)                       9                      16

EQUITY IN UNDISTRIBUTED INCOME
 OF SUBSIDIARY                                                  2,685                   1,745                   1,042
                                                       ---------------     -------------------       -----------------

NET INCOME                                                    $ 2,667                 $ 1,754                 $ 1,058
                                                       ===============     ===================       =================

CONDENSED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002, 2001 and 2000

                                                                       2002                   2001                  2000
                                                              --------------      -----------------      ----------------
NET INCOME                                                          $ 2,667                $ 1,754               $ 1,058

ADJUSTMENTS TO RECONCILE NET INCOME TO NET
   CASH (USED) PROVIDED BY OPERATING ACTIVITIES:
   Loss (gain) on sale of assets                                         --                     11                    (4)
   Equity in undistributed (income) loss of subsidiary               (2,685)                (1,745)               (1,042)
   Decrease (increase) in other assets                                                                                26
                                                                         37                    (47)
   (Decrease) increase in accounts payable                               (7)                     5                     2
                                                              --------------      -----------------      ----------------
      Net cash provided (used) by operating activities                   12                    (22)                   40
                                                              --------------      -----------------      ----------------

CASH FLOWS FROM INVESTING ACTIVITIES:

   Net decrease (increase) in loans                                      --                    535                   (73)
   Purchase of available for sale investment securities                  --                    (69)
                                                                                                                      --
   Proceeds from maturity of  available for sale investment             769                     58                 3,239
securities
   Investment in subsidiary                                          (3,700)                (1,700)               (3,750)
                                                              --------------      -----------------      ----------------
      Net cash used in investing activities                          (2,931)                (1,176)                 (584)
                                                              --------------      -----------------      ----------------
CASH FLOWS FROM FINANCING ACTIVITIES:

   Issuance of common stock                                              26                     44                    --
   Short  term borrowings                                             2,925                  1,135                   265
                                                              --------------      -----------------      ----------------
      Net cash provided by financing activities                       2,951                  1,179                   265
                                                              --------------      -----------------      ----------------

NET INCREASE (DECREASE) IN CASH                                          32                    (19)                 (279)

CASH AT BEGINNING OF PERIOD                                              15                     34                   313
                                                              --------------      -----------------      ----------------
CASH AT END OF PERIOD                                               $    47                $    15               $    34
                                                              ==============      =================      ================

ITEM 9.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

                                    PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

         The information required by this Item is incorporated by reference to, the material appearing under the captions "Election of Directors", "Executive Officers who are Not Directors" and "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in the Company's definitive proxy statement for the Annual Meeting of Shareholders to be held on May 20, 2003.

ITEM 11. EXECUTIVE COMPENSATION.

         The information required by this Item is incorporated by reference to the material appearing under the captions "Election of Directors - Director's Compensation" ; "- Executive Compensation" and "- Report of the Compensation Committee" and "Stock Performance Comparison" in the Company's definitive proxy statement for the Annual Meeting of Shareholders to be held on May 20, 2003.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

         Securities Authorized for Issuance Under Equity Compensation Plans. The following table sets forth information regarding outstanding options and other rights to purchase common stock granted under the Company's compensation plans as of December 31, 2002:

                                             Equity Compensation Plan Information

                                                                                                 Number of securities remaining
          Plan category                                                                           available for future issuance
                                Number of securities to be issued  Weighted average exercise     under equity compensation plans
                                  upon exercise of outstanding    price of outstanding options,  (excluding securities reflected
                                  options, warrants and rights        warrants and rights               in column (a)
--------------------------------------------------------------------------------------------------------------------------------
                                               (a) (b) (c)
Equity compensation plans
approved by security holders (1)             437,967                       $6.85                           130,778
Equity compensation plans not
approved by security holders                    0                           N/A                               0
                                  ----------------------------------------------------------------------------------------------
              Total                          437,967                       $6.85                           130,778


(1) Consists of the Company's Stock Option Plan described further in Note 11 to the consolidated financial statements, and under the caption in the proxy materials for the Company's Annual Meeting of Shareholders to be held on May 20, 2003, which is incorporated by reference herein. An employment agreement of the Company, which has not individually been approved by shareholders, and which is described in the proxy statement under the caption "Executive Compensation - Employment Agreements" call for the issuance of options to purchase common stock under the Company's Stock Option Plan, which has been approved by shareholders.

         The other information required by this Item is incorporated by reference to the material appearing under the caption "Voting Securities and Principal Shareholders" in the Company's definitive proxy statement for the Annual Meeting of Shareholders to be held on May 20, 2003 .

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The information required by this Item is incorporated by reference to, the material appearing under the caption "- Certain Relationships and Related Transactions" in the Company's definitive proxy statement for the Annual Meeting of Shareholders to be held on May 20, 2003.

ITEM 14. CONTROLS AND PROCEDURES.

         Within the ninety days prior to the filing of this report, the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rule 13a-14 under the Securities Exchange Act of 1934. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were adequate. There were no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in the Company's internal controls or in other factors subsequent to the date of the evaluation that would significantly affect those controls.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a)(1)   Financial Statements

                  Consolidated Balance Sheets at December 31, 2002 and 2001 Consolidated Statements of Income for the years ended December 31, 2002, 2001 and 2000 Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000 Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2002, 2001 and 2000 Notes to the Consolidated Financial Statements Report of Independent Auditors

(2)      Financial Statement Schedules

         All financial statement schedules have been omitted as the required information is either inapplicable or included in the consolidated financial statements or related notes.

(3)      Exhibits


Exhibit No.       Description of Exhibit

3(a)              Certificate of Incorporation of the Company, as amended (1)
3(b)              Bylaws of the Company (2)
10.1              1998 Stock Option Plan (3)
10.2              Employment Agreement between H.L. Ward and the Company and Bank (4)
10.3              Employment Agreement between Thomas D. Murphy and the Bank (4)
10.4              Employment Agreement between Ronald D. Paul and the Company (4)
10.5              Consulting Agreement between Leonard L. Abel and the Company (4)
10.6              Employment Agreement between Susan G. Riel and the Bank (4)
10.7              Employment Agreement between Martha F. Tonat and the Bank(1)
11                Statement Regarding Computation of Per Share Income

         Please refer to Note 9 to the consolidated financial statements for the year ended December 31, 2002.

21                Subsidiaries of the Registrant

         The sole subsidiary of the Registrant is EagleBank, a Maryland chartered commercial bank.

23                Consent of Stegman and Company

-----------------------------
(1) Incorporated by reference to the exhibit of the same number to the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2002.

(2) Incorporated by reference to Exhibit 3(b) to the Company's Registration Statement on Form SB-2, dated December 12, 1997.

(3) Incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998.

(4) Incorporated by reference to the exhibit of the same number in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2000.

(B) REPORTS ON FORM 8-K

         No reports on Form 8-K were filed in the fourth quarter of 2002.

                                   SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   EAGLE BANCORP, INC.



March 27, 2003                     By:  /s/ Ronald D. Paul
                                       ----------------------------------------
                                        Ronald D. Paul, President

         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

           NAME                  POSITION                                    DATE

 /s/ Leonard L. Abel
-----------------------------    Chairman of the Board of Directors          March 27, 2003
Leonard L. Abel

 /s/ Dudley C. Dworken
-----------------------------    Director                                    March 27, 2003
Dudley C. Dworken

 /s/ Eugene F. Ford, Sr.
-----------------------------    Director                                    March 27, 2003
Eugene F. Ford, Sr.


 /s/ Ronald D. Paul              President and Director                      March 27, 2003
-----------------------------    Principal Executive Officer
Ronald D. Paul


 /s/ H.L. Ward                   Executive Vice President and Director       March 27, 2003
-----------------------------    of the Company, President of the Bank
H.L. Ward


 /s/ Wilmer L. Tinley            Executive Vice President of the Bank,       March 27, 2003
-----------------------------    Chief Financial Officer of the Company
Wilmer L. Tinley                 Principal Financial and Accounting Officer


                                  CERTIFICATION

I, Ronald D. Paul , certify that:

1. I have reviewed this annual report on Form 10-K of Eagle Bancorp, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: March 27, 2003                      /s/ Ronald D. Paul
                                          ------------------------------------
                                          President and Chief Executive Officer

                                  CERTIFICATION

I, Wilmer L. Tinley, certify that:

1. I have reviewed this annual report on Form 10-K of Eagle Bancorp, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:  March 27, 2003                                  /s/ Wilmer L. Tinley
                                                       -----------------------
                                                       Chief Financial Officer

                               EAGLE BANCORP, INC.
                                      Logo


                                 979,591 SHARES

                                $12.25 per share

                                  COMMON STOCK

                                   Prospectus


                                 April 25, 2003


         EAGLE BANCORP HAS NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE OFFERING THAT DIFFERS FROM, OR ADDS TO, THE INFORMATION IN THIS PROSPECTUS OR IN ITS DOCUMENTS THAT ARE PUBLICLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THEREFORE, IF ANYONE DOES GIVE YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT. THE DELIVERY OF THIS PROSPECTUS AND/OR THE SALE OF SHARES OF COMMON STOCK DO NOT MEAN THAT THERE HAVE NOT BEEN ANY CHANGES IN EAGLE BANCORP'S CONDITION SINCE THE DATE OF THIS PROSPECTUS. IF YOU ARE IN A JURISDICTION WHERE IT IS UNLAWFUL TO OFFER TO SELL, OR TO ASK FOR OFFERS TO BUY, THE SECURITIES OFFERED BY THIS PROSPECTUS, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT SUCH ACTIVITIES, THEN THE OFFER PRESENTED BY THIS PROSPECTUS DOES NOT EXTEND TO YOU. THIS PROSPECTUS SPEAKS ONLY AS OF ITS DATE EXCEPT WHERE IT INDICATES THAT ANOTHER DATE APPLIES.

                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The expenses payable by the Company in connection with the Offering described in this Registration Statement are as follows:

                  Registration Fee.........................................................$1,288
                  *Blue Sky Filing Fees and Expenses (Including counsel fees)..............10,000
                  NASD Corporate Finance Fee................................................1,700
                  *Nasdaq Listing Fees.....................................................11,000
                  *Legal Fees..............................................................60,000
                  *Broker Fees and Expenses................................................55,000
                  *Printing, Engraving and Edgar...........................................20,000
                  *Accounting Fees and Expenses............................................15,000
                  *Other Expenses..........................................................20,912
                                 Total..................................................$ 195,000
                                                                                        =========


                  ---------
                  * Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article VI of the Company's Articles of Incorporation provides that the Company shall, to the full extent permitted and in the manner prescribed by the Maryland General Corporation Law and any other applicable law, indemnify a director or officer of the Company who is or was a party to any proceeding by reason of the fact that he is or was a director or officer, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

         The Maryland General Corporation Law provides, in pertinent part, as follows:

         2-418 INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS. --
(a) In this section the following words have the meanings indicated.

         (1) "Director" means any person who is or was a director of a corporation and any person who, while a director of a corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, other enterprise, or employee benefit plan.


         (2) "Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger, consolidation, or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

         (3) "Expenses" include attorney's fees. (4) "Official capacity" means the following:

         (i) When used with respect to a director, the office of director in the corporation; and

         (ii) When used with respect to a person other than a director as contemplated in sub-section (j), the elective or appointive office in the corporation held by the officer, or the employment or agency relationship undertaken by the employee or agent in behalf of the corporation.

         (iii) "Official capacity" does not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, other enterprise, or employee benefit plan.


         (5) "Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

         (6) "Proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative.

         (b)(1) A corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that:

         (i) The act or omission of the director was material to the matter giving rise to the proceeding; and

         1. Was committed in bad faith; or
         2. Was the result of active and deliberate dishonesty; or

         (ii) The director actually received an improper personal benefit in money, property, or services; or


         (iii) In the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.

         (2)(i) Indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding.

         (ii) However, if the proceeding was one by or in the right of the corporation, indemnification may not be made in respect of any proceeding in which the director shall have been adjudged to be liable to the corporation.

         (3)(i) The termination of any proceeding by judgment, order, or settlement does not create a presumption that the director did not meet the requisite standard of conduct set forth in this subsection.

         (ii) The termination of any proceeding by conviction, or a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttal presumption that the director did not meet that standard of conduct.

         (c) A director may not be indemnified under subsection (B) of this section in respect of any proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged to be liable on the basis that personal benefit was improperly received.

         (d) Unless limited by the charter:

         (1) A director who has been successful, on the merits or otherwise, in the defense of any proceeding referred to in subsection (B) of this section shall be indemnified against reasonable expenses incurred by the director in connection with the proceeding.

         (2) A court of appropriate jurisdiction upon application of a director and such notice as the court shall require, may order indemnification in the following circumstances:

         (i) If it determines a director is entitled to reimbursement under paragraph (1) of this subsection, the court shall order indemnification, in which case the director shall be entitled to recover the expenses of securing such reimbursement; or

         (ii) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director has met the standards of conduct set forth in subsection (b) of this section or has been adjudged liable under the circumstances described in subsection (c) of this section, the court may order such indemnification as the court shall deem proper. However, indemnification with respect to any proceeding by or in the right of the corporation or in which liability shall have been adjudged in the circumstances described in subsection (c) shall be limited to expenses.

         (3) A court of appropriate jurisdiction may be the same court in which the proceeding involving the director's liability took place.

         (e)(1) Indemnification under subsection (b) of this section may not be made by the corporation unless authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in subsection (b) of this section.

         (2) Such determination shall be made:

         (i) By the board of directors by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding, or, if such a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of two or more directors not, at the time, parties to such proceeding and who were duly designated to act in the matter by a majority vote of the full board in which the designated directors who are parties may participate;

         (ii) By special legal counsel selected by the board of directors or a committee of the board by vote as set forth in subparagraph (I) of this paragraph, or, if the requisite quorum of the full board cannot be obtained therefor and the committee cannot be established, by a majority vote of the full board in which directors who are parties may participate; or

         (iii) By the stockholders.

         (3) Authorization of indemnification and determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible. However, if the determination that indemnification is permissible is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses shall be made in the manner specified in subparagraph (ii) of paragraph (2) of this subsection for selection of such counsel.

         (4) Shares held by directors who are parties to the proceeding may not be voted on the subject matter under this subsection.

         (f)(1) Reasonable expenses incurred by a director who is a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding upon receipt by the corporation of:

         (i) A written affirmation by the director of the director's good faith belief that the standard of conduct necessary for indemnification by the corporation as authorized in this section has been met; and

         (ii) A written undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.

         (2) The undertaking required by subparagraph (ii) of paragraph (1) of this subsection shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make the repayment.

         (3) Payments under this subsection shall be made as provided by the charter, bylaws or contract or as specified in subsection (e) of this section.

         (g) The indemnification and advancement of expenses provided or authorized by this section may not be deemed exclusive of any other rights, by indemnification or otherwise, to which a director may be entitled under the charter, the bylaws, a resolution of stockholders of directors, an agreement or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office.

         (h) This section does not limit the corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent in the proceeding.

         (i) For purposes of this section:

         (1) The corporation shall be deemed to have requested a director to serve an employee benefit plan where the performance of the director's duties to the corporation also imposes duties on, or otherwise involves services by, the director to the plan or participants or beneficiaries of the plan:

         (2) Excise taxes assessed on a director with respect to an employee benefit plan pursuant to applicable law shall be deemed fined; and

         (3) Action taken or omitted by the director with respect to an employee benefit plan in the performance of the director's duties for a purpose reasonably believed by the director to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

         (j) Unless limited by the charter:

         (1) An officer of the corporation shall be indemnified as and to the extent provided in subsection (d) of this section for a director and shall be entitled, to the same extent as a director, to seek indemnification pursuant to the provisions of subsection (d);

         (2) A corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent that it may indemnify directors under this section; and

         (3) A corporation, in addition, may indemnify and advance expenses to an officer, employee, or agent who is not a director to such further extent, consistent with law, as may be provided by its charter, bylaws, general or specific action of its board of directors or contract.

         (k)(1) A corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against and incurred by such person in any such capacity or arising out of such person's position, whether or not the corporation would have the power to indemnify against liability under the provisions of this section.

         (2) A corporation may provide similar protection, including a trust fund, letter of credit, or surety bond, not inconsistent with this section.

         (3) The insurance or similar protection may be provided by a subsidiary or an affiliate of the corporation.

         (l) Any indemnification of, or advance of expenses to, a director in accordance with this section, if arising out of a proceeding by or in the right of the corporation, shall be reported in writing to the stockholders with the notice of the next stockholders' meeting or prior to the meeting.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         The exhibits filed as part of this registration statement are as follows:

         (a)      LIST OF EXHIBITS

         Number           Description
         ------            -----------
         5        Form of Opinion of Kennedy, Baris & Lundy, L.L.P. (previously filed)
         10.1     1998 Stock Option Plan  (1)
         10.2     Employment Agreement between H.L. Ward and the Company and Bank (2)
         10.3     Employment Agreement between Thomas D. Murphy and the Bank (2)
         10.4     Employment Agreement between Ronald D. Paul and the Company (2)
         10.5     Consulting Agreement between Leonard L. Abel and the Company (2)
         10.6     Employment Agreement between Susan G. Riel and the Bank (2)
         10.7     Employment Agreement between Martha F. Tonat and the Bank (3)
         13.1     Annual Report on Form 10-K for the year ended December 31, 2002
                           Included as Appendix 1 to the prospectus.

         23.1     Consent of Stegman & Company, Independent Auditors
         23.2     Consent of Kennedy, Baris & Lundy, L.L.P. (included in Exhibit 5)
         99.1     Form of Order Form  (previously filed)
         99.2     Engagement Letter between the Company and Friedman  Billings,  Ramsey & Co., Inc., as amended  (previously filed)
         99.3     Form of Escrow Agreement (previously filed)
         99.4     Form of cover letter (previously filed)

--------------

(1) Incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998.
(2) Incorporated by reference to Exhibit of the same number in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2000.
(3) Incorporated by reference to exhibit of the same number to the Company's Quarterly Report on Form 10-QSB for the nine months ended September 30, 2002.

ITEM 17.  UNDERTAKINGS

         The registrant hereby undertakes that it will:

         (1) file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to: (i) include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Act"); (ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement; and (iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) for the purpose of determining liability under the Act, treat each post-effective amendment as a new registration statement relating to the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Bethesda, Maryland, on April 25, 2003.

                                           EAGLE BANCORP, INC.



                                           By:    /s/ Ronald D. Paul
                                              ------------------------------
                                                       Ronald D. Paul, President

         In accordance with the requirements of the Securities Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

      NAME                                             POSITION                                   NAME
      ----                                             --------                                   ----

 /s/ Leonard L. Abel                            Chairman of the Board of                     April 25, 2003
--------------------------------                      Directors
Leonard L. Abel

 /s/ Dudley C. Dworken                                 Director                              April 25, 2003
--------------------------------
Dudley C. Dworken

 /s/ Eugene F. Ford, Sr.                               Director                              April 25, 2003
--------------------------------
Eugene F. Ford, Sr.

 /s/ Ronald D. Paul                              President and Director                       April 25, 2003
--------------------------------              Principal Executive Officer of
Ronald D. Paul                                  Eagle Bancorp, Chairman of
                                                       EagleBank

 /s/ H.L. Ward                                  Executive Vice President,                     April 25, 2003
--------------------------------                  Director, President of
H. L. Ward                                             EagleBank

 /s/ Wilmer L. Tinley                           Executive Vice President of                   April 25, 2003
--------------------------------                EagleBank, Chief Financial
Wilmer L. Tinley                                 Officer of Eagle Bancorp
                                                 Principal Financial and